SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2007

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FISCAL YEAR ENDED MARCH 31, 2007

On May 11, 2007, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations at and for the fiscal year ended March 31, 2007. Attached hereto are a copy of a press release and supplemental data, both dated May 11, 2007, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2008. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo Inc., included in the press release and the supplemental data were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, included in the press release and the supplemental data were prepared on the basis of accounting principles generally accepted in Japan. The financial results for the fiscal year ended March 31, 2007 are currently being audited and the actual results could differ materially from those set forth in the press release.

The earnings projections of the registrant and its subsidiaries for the fiscal year ending March 31, 2008 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s earnings projections are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from these forecasts, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from the projected earnings.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
Name: Shigehito Katsuki
Title: General Manager Investor Relations Office Department IV

Date: May 11, 2007

Financial Results Release	May 11, 2007
For the Year Ended March 31, 2007	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

(URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL(03)5205-5581

Scheduled date of the ordinary general meeting of shareholders: June 28, 2007

Scheduled date of dividend payments: June 29, 2007

Scheduled date of filing securities report: June 29, 2007

1.	Consolidated Financial Results for the Year Ended March 31, 2007 (April 1, 2006 – March 31, 2007)

Amounts are rounded off to nearest million yen throughout this report.

(1) Consolidated Results of Operations

							(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income (Loss)
Year ended March 31, 2007	10,760,550	0.2%	1,107,015	(7.0%)	1,138,001	(12.9%)	476,907	(4.4%)
Year ended March 31, 2006	10,741,136	(0.6%)	1,190,700	(1.7%)	1,305,863	(24.2%)	498,685	(29.8%)

Note: Percentages above represent changes from the previous year.

	Earnings (Loss) per Share	Diluted Earnings per Share		ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Income (Loss) before Income Taxes to Total Assets)	Operating Income Margin (Ratio of Operating Income to Operating Revenues)
Year ended March 31, 2007	34,506.55 (yen)	-	(yen)	6.8%	6.1%	10.3%
Year ended March 31, 2006	34,836.42 (yen)	-	(yen)	7.4%	6.9%	11.1%

(Reference) Equity in earnings (losses) of affiliated companies	For the year ended March 31, 2007:	3,101 million yen
	For the year ended March 31, 2006:	(18,575) million yen

(2) Consolidated Financial Position

			(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2007	18,365,775	7,172,610	39.1%	519,014.60	(yen)
March 31, 2006	18,886,195	6,779,526	35.9%	490,493.28	(yen)

(3) Consolidated Cash Flows

				(Millions of yen)
	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	Cash and Cash Equivalents At End of Year
Year ended March 31, 2007	2,361,289	(2,150,990)	(831,830)	796,255
Year ended March 31, 2006	3,242,896	(2,077,262)	(1,139,903)	1,410,837

2.	Dividends

	Dividends per Share						Yearly Total Dividends		Payout Ratio (Consolidated)	Ratio of Dividends to Shareholders’ Equity (Consolidated)
	Interim Dividends per Share		Year-end Dividends per Share		Total Dividends per Share
Year ended March 31, 2006	3,000.00	(yen)	3,000.00	(yen)	6,000.00	(yen)	82,933	(Millions of yen)	17.2%	1.3%
Year ended March 31, 2007	4,000.00	(yen)	4,000.00	(yen)	8,000.00	(yen)	110,564	(Millions of yen)	23.2%	1.6%
Year ending March 31, 2008 (Forecasts)	4,500.00	(yen)	4,500.00	(yen)	9,000.00	(yen)			27.0%

3.	Consolidated Financial Results Forecasts for the Year Ending March 31, 2008 (April 1, 2007 – March 31, 2008)

			(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income		Earnings per Share
Year ending March 31, 2008	10,700,000	(0.6%)	1,110,000	0.3%	1,110,000	(2.5%)	460,000	(3.5%)	33,285.89	(yen	)

Note: Percentages above represent changes from the previous year.

4.	Other

(1)	Change in reporting entities (change in significant consolidated subsidiaries): No

(2)	Change in significant accounting policy and reclassification

1.	Change caused by revision of accounting standard: Yes
2.	Others: No

(3)	Number of shares outstanding (common stock)

1. Number of shares outstanding (including treasury stock) at end of year:

March 31, 2007:	15,741,209 shares

March 31, 2006:	15,741,209 shares

2. Number of treasury stock at end of year:

March 31, 2007:	1,921,540 shares

March 31, 2006:	1,919,356 shares

3. Weighted average number of shares outstanding:

For the year ended March 31, 2007:	13,820,769 shares

For the year ended March 31, 2006:	14,315,049 shares

(Reference) Non-Consolidated Financial Results

For the Year Ended March 31, 2007                                                                                                                   [Japanese GAAP]

1.	Non-consolidated Financial Results for the Year Ended March 31, 2007 (April 1, 2006 – March 31, 2007)

Amounts are rounded off per 1 million yen throughout this report.

(1) Non-consolidated Results of Operations

					(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income
Year ended March 31, 2007	359,982	6.1%	197,873	17.3%	206,226	20.0%	189,399	(51.9%)
Year ended March 31, 2006	339,384	5.0%	168,745	17.4%	171,914	13.3%	394,033	(13.5%)

Note: Percentages above represent changes from the previous year.

	Earnings per Share		Earnings per Share after potential dilution adjustments
Year ended March 31, 2007	13,703.94	(yen)	- (yen)
Year ended March 31, 2006	27,520.99	(yen)	- (yen)

(2) Non-consolidated Financial Position

		(Millions of yen, except per share amounts)
	Total Assets	Net Assets	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Net Assets per Share
March 31, 2007	8,061,382	5,035,635	62.5%	364,381.77	(yen)
March 31, 2006	8,188,819	4,946,485	60.4%	357,869.26	(yen)

(Reference) Shareholder’s equity	For the year ended March 31, 2007:	5,035,635 million yen
	For the year ended March 31, 2006:	—

2.	Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2008 (April 1, 2007 – March 31, 2008)

							(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income		Earnings per Share
Year ending March 31, 2008	381,000	5.8%	208,000	5.1%	213,000	3.3%	212,000	11.9%	15,340.45	(yen)

Note: Percentages above represent changes from the previous year.

Note:	With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 15. As NTT evaluates the business performance on an annual basis, prospects on a half-year basis are not provided.

1. Business Results

(1) Analysis Concerning Business Results

During the consolidated fiscal year ended March 31, 2007, the Japanese economy expanded at a steady pace. Corporate earnings have improved against a backdrop of strong demand in Japan and overseas, and as a result, capital investment has increased steadily. There are signs of expanding improvement in employment and a moderate increase in personal consumption.

Dramatic changes continue to take place in the telecommunications market environment in conjunction with the advance of ubiquitous broadband communications and reforms in business structures. In the broadband market, the number of ADSL subscribers is undergoing a net decrease as the expansion of optical access accelerates and the market continues to grow. In the mobile communications market, growth in the overall number of subscribers remains sluggish, but third-generation mobile communications services are expanding steadily. With the introduction of mobile number portability, price competition in the mobile communications market remains fierce. The market for conventional fixed-line telephone services continues to shrink due to the shift to IP telephony services.

Under these business conditions, the NTT Group continued its efforts towards realization of the NTT Group’s Medium-Term Management Strategy (released November 2004). Specific business activities include expansion and improvement of the service areas to promote greater use of B FLET’S optical access services and active marketing measures designed to meet customer requirements. As a result of these activities, the number of B FLET’S subscribers surpassed 6 million and pulled ahead of the number of FLET’S ADSL service subscribers. Also, efforts to bolster the overall strength of FOMA third-generation mobile communications services including rates, products, network quality, and after-sales services resulted in a steady shift from the mova second-generation mobile communications services, with FOMA subscribers surpassing 35.5 million and accounting for two-thirds of all mobile communications subscribers.

To ensure that NTT Group management resources are used effectively, NTT Group reviewed its group structures for upper layer services such as Internet connectivity and portal sites and services for corporate customers.

With regards to solution services for corporate customers, we are actively engaging in new businesses through alliances with partners outside the group and joint investments.

Regarding construction of the next-generation network, we have started field trials designed to determine customer preferences and confirm technologies so we can launch full-scale commercial services in accordance with the roadmap described in the document entitled “Promoting NTT Group’s Medium-Term Management Strategy” (released November 2005). Businesses from a wide range of industries have participated in the trials, and we are currently working on developing video communications services such as high-quality video distribution, video conferencing, and video telephony and services that use intelligent consumer electronics devices.

As a result of these activities, despite a decrease in voice service related income because of the decline in the number of fixed-line telephone subscribers and other factors, NTT Group consolidated operating revenues were 10,760.6 billion yen for the fiscal year ended March 31, 2007 (an increase of 0.2% from the previous fiscal year) due to increases in IP-related revenues from B FLET’S and FOMA and system integration revenues. Consolidated operating expenses were 9,653.5 billion yen (an increase of 1.1% from the previous fiscal year) as a result of increased expenses associated with higher system integration revenues and increased mobile phone handset costs and other sales related expenses. Consolidated operating income was 1,107.0 billion yen (a decrease of 7.0% from the previous fiscal year), consolidated income before income taxes was 1,138.0 billion yen (a decrease of 12.9% from the previous fiscal year), and consolidated net income was 476.9 billion yen (a decrease of 4.4% from the previous fiscal year).

Business performance for NTT (holding company) and the main NTT Group companies during the consolidated fiscal year ended March 31, 2007 is as follows.

Nippon Telegraph and Telephone Corporation

In its capacity as a holding company, NTT worked to efficiently develop the businesses of the NTT Group through the planning of overall strategies and redistribution of managerial resources in line with changes in the business environment.

To carry out NTT Group’s Medium-Term Management Strategy, we have reviewed group structures for upper layer services and services for corporate customers and provided advice and intermediary services aimed at developing broadband services and promoting international business. In compensation for these services, the Company received 19.7 billion yen in group management and administration revenue (a decrease of 2.8% from the previous fiscal year). In addition, with its focus on developing secure, safe, and convenient broadband and ubiquitous communications services, NTT has conducted fundamental research and development and actively developed future-oriented basic technologies, and received 122.1 billion yen (a decrease of 3.8% from the previous fiscal year) in fundamental research and development revenues. NTT also received 198.6 billion yen in dividends (an increase of 17.5% from the previous fiscal year).

As a result of the above, NTT’s unconsolidated operating revenues for the year under review were 359.9 billion yen (an increase of 6.1% from the previous fiscal year), unconsolidated recurring profit was 206.2 billion yen (an increase of 20.0% from the previous fiscal year), and unconsolidated net income was 189.3 billion yen (a decrease of 51.9% from the previous fiscal year).

Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation

NTT East and NTT West are taking measures to secure solid revenue structures by enhancing and expanding broadband services with a focus on B FLET’S and are continuing their efforts to raise business efficiency.

In the broadband service business, NTT East and NTT West expanded B FLET’S service areas, launched new services, and took measures to improve customer service with the objective of increasing the number of B FLET’S customers. They also took measures to bolster security functions to counter computer viruses and unauthorized access. With respect to Hikari Denwa, a high-quality IP telephony service that makes use of optical access, NTT East and NTT West launched new services such as caller ID Display, discount flat-rate plans, and Hikari Denwa Office Type, a service for small and medium-size businesses that make up to eight phone lines and 32 phone numbers available. In the area of video distribution services, NTT East and NTT West have also formed tie-ups with broadcasters to promote and expand multi-channel broadcasting services using B FLET’S.

In response to a temporary connection problem affecting Hikari Denwa, NTT East and NTT West moved up the construction of additional facilities and increased the pace of facility repairs to raise reliability.

To raise the quality of customer service and increase business efficiency, NTT East reinforced its operating structures including an expansion of its call center as a central location for receiving inquiries and requests concerning Hikari Denwa. NTT West reviewed its headquarters organization to provide specialized handling for broadband services, and reinforced its prefectural branch functions to promote business with strong local ties, and in conjunction with these developments consolidated its marketing, facility, and administrative subsidiaries.

Competition in broadband markets remains fierce, and despite these activities, during the year under review, NTT East’s operating revenues were 2,061.3 billion yen (a decrease of 3.0% from the previous fiscal year), and those of NTT West were 1,951.5 billion yen (a decrease of 3.8% from the previous fiscal year). Net income was 84.3 billion yen for NTT East (an increase of 64.5% from the previous fiscal year) and 28.3 billion yen for NTT West (a decrease of 13.3% from the previous fiscal year).

NTT Communications Corporation

During the fiscal year under review, NTT Communications took measures to expand IP services in both domestic and global markets and to reinforce its global businesses. The company also reinforced structures for providing upper layer services and reviewed its customer service structures for corporate customers in accordance with the document entitled “Promoting NTT Group’s Medium-Term Management Strategy.”

For corporate customers, NTT Communications launched a data communications service using the wide-band Ethernet of NTT East and NTT West as access lines and expanded the service territory for the Global Super Link service, which creates wide-band international Ethernet networks. As the network needs of business customers diversify, NTT Communications offers solutions designed to enhance customer convenience and reduce management costs.

NTT Communications implemented various measures to improve and strengthen global business including the start of an international IP-VPN service (MPLS type) in Vietnam in cooperation with a local company, the first such project in that country by a Japanese communications carrier, and the start of an international data communication service in Russia.

For individual customers, NTT Communications worked to expand its OCN Internet access services and augmented its marketing of OCN Hikari with FLET’S and the Anshin Select Pack with enhanced security functions. As a result the number of OCN subscribers surpassed 6 million. NTT Communications also moved forward with the development of Music Ocean, an integrated intra-group music distribution service.

Concerning fixed-line telephone services, NTT Communications promoted sales of its Pl@tinum Line low-cost plan for domestic and international calls and calls to mobile phones and launched a new service called Pl@tinum Line & Sekaiwari that provides even greater discounts on international calls.

As a result of these developments, NTT Communications’ operating revenues for the fiscal year under review were 1,145.4 billion yen (an increase of 1.6% from the previous fiscal year) and net income was 30.3 billion yen (a decrease of 3.5% from the previous fiscal year).

NTT DoCoMo, Inc.

With the start of mobile number portability, competition has become even more severe. In response, NTT DoCoMo has worked to enhance its overall capabilities by providing user-friendly billing services, enhancing and expanding its handset lineup and services, raising network quality, and improving after-sales services.

To further enhance its user-friendly billing services, NTT DoCoMo has taken measures to offer rate plans that suit customers by expanding its menu of discount services and flat-rate packet communications services.

With respect to enhancing and expanding its handset lineup and services, NTT DoCoMo continues to improve its handset lineup and has improved its music-related services including the launch of a service for downloading full-length songs from i-mode sites to handsets, and Music Channel, a full-length, high-quality music program distribution service that uses the HSDPA (High-Speed Downlink Packet Access) service.

Measures to raise network quality included expansion of the FOMA service area to make FOMA accessible nationwide, particularly in train stations through which large numbers of people travel, as well as active measures to gather customer comments and opinions and measures to eliminate areas with poor reception. In addition, NTT DoCoMo started providing HSDPA technology services in major cities around the country.

NTT DoCoMo worked to enhance after-sales services by offering DoCoMo Premier Club members the Mobile Phone Protection and Delivery Service, a Premier Club service that delivers new handsets to customers in case of loss or theft of their FOMA handsets.

NTT DoCoMo launched the DCMX credit service using the Osaifu Keitai service to create a new revenue source. The company also increased the lineup of handsets compatible with international roaming services and expanded the territories where international roaming services are available.

As a result of the above developments, NTT DoCoMo’s consolidated operating revenues for the fiscal year under review were 4,788.1 billion yen (an increase of 0.5% from the previous fiscal year), and consolidated net income was 457.3 billion yen (a decrease of 25.1% from the previous fiscal year).

NTT DATA Corporation

During the fiscal year under review, NTT DATA set its sights on promoting new business jointly with business customers in the form of business alliances or joint investments and on becoming the number one business in terms of customer satisfaction by providing systems and services that increase customer value. With these objectives in mind, NTT DATA implemented policies designed to improve its basic organizational fitness and promote further growth.

With regard to improving basic organizational fitness, NTT DATA worked to strengthen its marketing capabilities and improve business processes by ensuring that marketing personnel steadily implement action plans developed based on the results of customer satisfaction surveys. At the same time, NTT DATA took steps to improve competitiveness in system integration and raise system development efficiency by improving and stabilizing processes, accumulating business know-how, and creating system environments that support these initiatives.

Concerning strategies for further growth, in the financial field, NTT DATA increased the number of banks participating in the NTT DATA Regional Bank Integrated Services Center, a shared-use format center for financial institutions. With a view toward the expansion of the corporate customer sector, NTT DATA formed capital alliances in the housing and travel industries to reinforce structures through the utilization of advanced industry-specific expertise and its own diverse management resources.

Through these endeavors, NTT DATA made efforts to develop efficient systems for engaging in vigorous marketing activities geared towards obtaining orders for new systems and launching new services and continued to provide stable services for existing systems.

As a result of these efforts, NTT DATA’s consolidated operating revenues for the fiscal year under review were 1,044.9 billion yen (an increase of 15.2% from the previous fiscal year) and consolidated net income was 50.6 billion yen (an increase of 79.6% from the previous fiscal year).

The forecast for performance for the next term is as follows: consolidated operating revenues of 10,700.0 billion yen (a decrease of 0.6% from the previous term), consolidated operating income of 1,110.0 billion yen (an increase of 0.3% over the previous term), consolidated income before income taxes of 1,110.0 billion yen (a decrease of 2.5% from the previous term) and consolidated net income of 460.0 billion yen (a decrease of 3.5 % from the previous term).

(2) Analysis of Financial Standing

“Cash flow from business activities” in the consolidated fiscal year ended March 31, 2007 was 2,361.3 billion yen, due to such factors as net income and depreciation and amortization costs. Compared to the previous term, cash flow decreased 881.6 billion yen (27.2%); this was due to various factors including an increase in the amount paid (net amount) in corporate taxes (in the previous term, the amount paid (net amount) in corporate taxes was 170.9 billion yen, due to such factors as impairment of AT&T Wireless Services, Inc., which was recognized as a tax-deductible loss) and an increase in trade accounts receivable resulting from collection of telephone fees being delayed until the following month due to a bank holiday at the end of March.

With respect to “cash flow from investment activities”, 2,150.0 billion yen in cash was used in acquiring fixed assets. This was an increase of 73.7 billion yen (3.5%) in cash outlays over the previous term. This resulted from a decrease in outlays directed towards equity and other long-term investments on the one hand, and a decrease in redemption of short-term investments on the other.

With respect to “cash flow from financing activities”, 831.8 billion yen in cash was used for such purposes as repaying loans. This was a decrease of 308.1 billion yen (27.0%) from the previous term. This resulted from an increase in expenditures for acquiring shares from minority shareholders on the one hand, and a decrease in expenditures for acquiring NTT’s own shares on the other.

As a result, the balance of cash and cash equivalents for the NTT Group during the consolidated fiscal year ended March 31, 2007 totaled 796.3 billion yen, a decrease of 614.6 billion yen (43.6%) compared with the consolidated fiscal year ended March 31, 2006.

(3) Basic Policy Concerning Profit Distribution; Dividends in the Current Term and Next Term

In addition to increasing corporate value over the medium- and long-term, NTT has identified the return of profits to shareholders as an important management goal. In paying dividends, NTT, while giving consideration to stability and sustainability, will base such payments upon a full range of factors, including business performance, dividend payout ratio and financial standing.

It is planned that dividends for the current annual period will be 8,000 yen per share, comprising a 4,000-yen end-of-term dividend and a 4,000-yen interim dividend. For the next annual period, dividends are planned to be 9,000 yen for the full year.

While maintaining a view towards capital efficiency, NTT will allocate retained earnings to investments directed towards capturing growth opportunities and to the strengthening of its financial structure.

2. Status of the NTT Corporate Group

The principal businesses of Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (NTT Group) cover regional communications, longdistance and international communications, mobile communications, and data communications.

The businesses of the consolidated subsidiaries of NTT and their respective positions in the NTT Group are as follows:

NTT DoCoMo, Inc. (NTT DoCoMo), NTT DATA Corporation (NTT DATA) and NTT URBAN DEVELOPMENT CORPORATION (NTTUD), three consolidated subsidiaries of NTT, are listed on the First Section of the Tokyo Stock Exchange.

(1) Regional Communications Business

The principal elements in this business is intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), NTT VIETNAM CORPORATION, NTT DIRECTORY SERVICES Co., EAST JAPAN TELECOMMUNICATIONS WELFARE CORPORATION, Telwel West Japan Corporation, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT BUSINESS INFORMATION SERVICE, INC, AIREC ENGINEERING CORPORATION, NTT-ME CORPORATION, NTT MARKETING ACT CORPORATION, NTT NEOMEIT CORPORATION, NTT WEST—KANSAI CORPORATION, NTT CARD SOLUTION Inc., NTT Solco Corporation, NTT EAST—TOKYOMINAMI CORPORATION, and 95 other companies.

(2) Long Distance and International Communications Business

The principal elements in this business are inter-prefectural communications services, international communications services, and related ancillary services pertaining to inter-prefectural communications services and international communications services.

The consolidated subsidiaries in the longdistance and international communications business are NTT COMMUNICATIONS CORPORATION (NTT Communications), Verio Inc., NTT America, Inc., NTT Resonant Inc., NTT EUROPE LTD., NTT AUSTRALIA PTY. LTD., Milletechno, Inc., Plala Networks Inc., HKNet Company Limited, NTT MSC SDN BHD, NTT PC Communications Incorporated, NTT COM ASIA LIMITED, NTT SINGAPORE PTE. LTD., On Demand TV, Inc., NTT Communications (Thailand) Co., Ltd., NTT WORLD ENGINEERING MARINE CORPORATION, PT. NTT Indonesia, NTT Taiwan Ltd., NTT KOREA Co., Ltd., NTT do Brasil Telecomunicações Ltda., NTT NaviSpace Corporation, and 30 other companies.

(3) Mobile Communications Business

The principal elements in this business are mobile telephone services, PHS services, and related ancillary services.

The consolidated subsidiaries in the mobile communications business are NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc., DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Sentsu, Inc., DoCoMo Technology, Inc., DoCoMo Businessnet, Inc., and 79 other companies.

(4) Data Communications Business

The principal elements in this business are systems integration services and network system services.

The consolidated subsidiaries in the data communications business are NTT DATA CORPORATION, NTT DATA SYSTEMS CORPORATION, NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA SYSTEM SERVICE CORPORATION, NTT DATA TECHNOLOGY CORPORATION, NTT DATA CREATION CORPORATION, NTT DATA FINANCIAL CORPORATION, NTT DATA INSTITUTE OF MANAGEMENT CONSULTING, INC., NTT DATA MANAGEMENT SERVICE CORPORATION, NTT DATA TOKYO SMS CORPORATION, NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA INTERNATIONAL L.L.C., and 80 other companies.

(5) Other Business

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Other consolidated subsidiaries of NTT are NTT URBAN DEVELOPMENT CORPORATION, NTT COMWARE CORPORATION, NTT FACILITIES, INC., NTT BUSINESS ASSOCIE Corporation, NTT FINANCE CORPORATION, NTT ADVANCED TECHNOLOGY CORPORATION, NTT LOGISCO Inc., NTT INTERNET INC., NTT Electronics Corporation, NTT LEARNING SYSTEMS CORPORATION, NTT Software Corporation, NTT ADVERTISING, INC., NTT BUSINESS ASSOCIE TOKYO Co. Ltd., and 56 other companies.

Group organizational chart appears on the following page.

ORGANIZATIONAL CHART OF THE NTT GROUP

Customer
NTT GROUP
<Regional Communications Businesses>
NTT East
NTT West
<Regional Communications Support Group>
• Regional Communications Related Businesses
NTT EAST-TOKYOMINAMI CORPORATION
NTT-ME CORPORATION
NTT MARKETING ACT CORPORATION
NTT WEST-KANSAI CORPORATION
NTT NEOMEIT CORPORATION
• Engineering Businesses
NTT INFRASTRUCTURE NETWORK CORPORATION
AIREC ENGINEERING CORPORATION
• Telephone Directory Businesses
NTT DIRECTORY SERVICES Co.
NTT BUSINESS INFORMATION SERVICE, INC
• Telemarketing Businesses
NTT SolcoCorporation
• Others
NTT CARD SOLUTION Inc.
and others
<LongDistance and International Communications Businesses>
NTT Communications
<Internationalcompanies>
NTT America, Inc.
NTT AUSTRALIA PTY. LTD.
NTT EUROPE LTD.
NTT MSC SDN BHD
NTT COM ASIA LIMITED
NTT Communications (Thailand) Co., Ltd.
NTT Taiwan Ltd.
NTT do Brasil Telecomunicações Ltda.
NTT KOREA Co., Ltd.
PT. NTT Indonesia
<LongDistanceand International Communications Support Group>
•Internet Related Businesses
NTT PC Communications Incorporated
NTT Resonant Inc.
PlalaNetworks Inc.
NTT NaviSpace Corporation
•Others
VerioInc.
NTT WORLD ENGINEERING MARINE CORPORATION
and others
<Mobile Communications Businesses>
NTT DoCoMo
NTT DoCoMoHokkaido, Inc.
NTT DoCoMoTohoku, Inc.
NTT DoCoMoTokai, Inc.
NTT DoCoMoHokuriku, Inc.
NTT DoCoMoKansai, Inc.
NTT DoCoMoChugoku, Inc.
NTT DoCoMoShikoku, Inc.
NTT DoCoMoKyushu, Inc.
<Mobile Communications Support Group>
DoCoMo Service Inc.
DoCoMo Engineering Inc.
DoCoMo Mobile Inc.
DoCoMo Support Inc.
DoCoMo Systems, Inc.
DoCoMo Sentsu, Inc.
DoCoMo Technology, Inc.
DoCoMoBusinessnet, Inc.
and others
<Data Communications Businesses>
NTT DATA
<Data Communications Support Group>
•System Integration Services
NTT DATA SYSTEMS CORPORATION
NTT DATA SYSTEM TECHNOLOGIES INC.
NTT DATA SYSTEM SERVICE CORPORATION
NTT DATA TECHNOLOGY CORPORATION
NTT DATA CREATION CORPORATION
•Network System Services
NTT DATA FINANCIAL CORPORATION
•Others
NTT DATA INSTITUTE OF MANAGEMENT CONSULTING, INC.
NTT DATA MANAGEMENT SERVICE CORPORATION
NTT DATA TOKYO SMS CORPORATION
NTT DATA CUSTOMER SERVICE CORPORATION
NTT DATA INTERNATIONAL L.L.C.
and others
< Other Businesses >
•SI and Information Processing Businesses
NTT COMWARE CORPORATION
NTT INTERNET INC.
•Advanced Technology Development Businesses
NTT Electronics Corporation
NTT ADVANCED TECHNOLOGY CORPORATION
NTT Software Corporation
•Engineering Businesses
NTT FACILITIES, INC.
•Financing Businesses
NTT FINANCE CORPORATION
•Real Estate Businesses
NTT URBAN DEVELOPMENT CORPORATION
•Administrative Service Businesses
NTT BUSINESS ASSOCIE Corporation
NTT BUSINESS ASSOCIE TOKYO Co. Ltd.
•Think tank Businesses
InfoComResearch,Inc.
•Others
NTT LOGISCO Inc.
NTT ADVERTISING, INC.
NTT LEARNING SYSTEMS CORPORATION
and others
NIPPON TELEGRAPH AND TELEPHONE CORPORATION

3. Business Operation Policy

(1) Basic Business Operation Policy and Medium-Term Management Objectives

For over 100 years, the NTT Group has been the mainstay behind the growth and development of Japanese telecommunications; this track record, the confidence that comes with it, and our R&D capabilities, which are second to none in the world, serve as the foundation from which we will “continue to provide safe and secure service, and continue always to earn the trust of our customers and stakeholders.” With these words as our guide, amidst fierce competition in the marketplace, we will fulfill the legal responsibilities and social mission demanded of each of our businesses in a market environmental characterized by intense competition, and at the same time move proactively to develop our businesses to meet the needs of the ubiquitous broadband society of the 21st century. Our aim is for sustainable development backed always by a high level of trust from both our customers and our shareholders.

In order to respond to the increasingly diversified and complex needs of customers in the wake of the rapid developments taking place in the information and telecommunications market, NTT Group set forth the following three managerial goals in NTT Group’s Medium-Term Management Strategy. As NTT Group makes steady progress towards achieving these goals, NTT Group will proactively work to provide greater convenience to its customers, contribute to overcoming social problems, and implement management that emphasizes shareholder value.

a) Use the combined strengths of NTT companies to proactively build a ubiquitous broadband market that responds to customer needs and contributes to the realization of the National ICT Policy.

b) Build a safe, secure and convenient communications network environment and broadband access infrastructure, while achieving a seamless migration from fixed line to IP telephony services and from metal wire systems to optical fiber.

c) Strive to increase corporate value and achieve sustained growth.

(2) Issues Facing the Corporate Group

Although it is necessary to monitor overseas developments carefully, we anticipate that private sector demand will remain strong and that the Japanese economy will continue its moderate expansion supported by solid corporate earnings and moderately increasing employee incomes.

In the information and telecommunications market, ubiquitous broadband communications continue to spread and the development of IP networks is accelerating the convergence of services. Under such circumstances, market entry by new companies, corporate mergers, and the formation of business alliances are expected to intensify competition even further. In addition, the use of information and communications technologies such as the Internet is rapidly taking root, resulting in higher expectations for convenient networks that are safe and secure.

Under this environment, in December of last year, the NTT Group started field trials for the construction of a next-generation network that can provide efficient and flexible services based on the roadmap set forth in the NTT Group’s Medium-Term Management Strategy. The field trials are confirming technologies for network construction such as quality control and security functions and are being conducted with the participation of customers to determine customer preferences and wishes. We are also collaborating with businesses from a wide range of fields to develop full-scale services. Through these activities, we will combine the next-generation network with optical access services to create high-quality and flexible services that bring together the features and strengths of fixed-line telephone service and IP services. We seek to have 30 million optical access service subscribers by fiscal 2010.

Specific business developments include ongoing measures to expand use of the B FLET’S service including the provision of convenient services and establishment of business processes that can respond accurately and promptly to customer comments and requests. With respect to FOMA, the NTT Group is raising its overall competitiveness by improving and expanding its handset lineup including handsets compatible with One Segment broadcasts and HSDPA, raising network quality, strengthening music services and i-mode search services, and establishing new revenue sources such as the DCMX credit service. To respond to the convergence of fixed-line telephone and mobile phone communications, we are also developing services for handsets that can be used as cordless IP phones indoors and mobile phones outdoors. Measures directed towards collaboration between and convergence of communications and broadcasting include centralized operation of the intra-group video distribution services (OCN Theater, 4th Media, and On-Demand TV) as well as expansion of multi-channel broadcasting services and simultaneous re-broadcast of terrestrial digital broadcasts in collaboration with broadcasters. To expand businesses that do not depend on communications traffic, we are taking measures to enhance marketing and development capabilities regarding solutions for business customers and are addressing requests from customers in Japan and overseas.

The NTT Group is also working together to review work processes and reduce procurement costs and continues to raise business efficiency through lower costs.

NTT will continue to allocate the managerial resources of the NTT Group in a proactive and flexible manner, promote unified research and development of fundamental technologies, and otherwise take advantage of the benefits of NTT’s holding company structure. NTT will also provide individual NTT Group companies with advice, intermediary services, and other assistance including support for their efforts to obtain cost-effective financing.

On the research and development front, the NTT Group will continue to focus its efforts on the creation of basic technologies required to support the development of secure, dependable, and convenient broadband and ubiquitous services and will reinforce research and development directed towards the commercialization of the next-generation network. We will promote the commercialization of the products of research and development in collaboration with NTT Group companies through the “Comprehensive Commercialization Functions.” NTT will also continue to promote the dissemination of the results of basic research and development and to contribute to the standardization of technologies and will actively move forward with research and development activities carried out in collaboration with other research institutions.

Through the activities described above, the NTT Group will continue to work to improve the NTT Group’s corporate value.

Note:

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.

4. Consolidated Balance Sheets

	March 31, 2006	March 31, 2007	(Millions of yen) Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	1,410,837	796,255	(614,582)
Short-term investments	55,957	111,901	55,944
Notes and accounts receivable, trade	1,792,948	2,102,435	309,487
Allowance for doubtful accounts	(32,011)	(31,297)	714
Inventories	391,603	309,097	(82,506)
Prepaid expenses and other current assets	351,523	341,243	(10,280)
Deferred income taxes	283,431	261,534	(21,897)
Total current assets	4,254,288	3,891,168	(363,120)
Property, plant and equipment:
Telecommunications equipment	14,333,400	14,639,792	306,392
Telecommunications service lines	13,137,613	13,442,566	304,953
Buildings and structures	5,688,344	5,730,034	41,690
Machinery, vessels and tools	1,889,322	1,864,159	(25,163)
Land	864,518	877,009	12,491
Construction in progress	290,361	289,447	(914)
Accumulated depreciation	(25,767,653)	(26,419,195)	(651,542)
Total property, plant and equipment	10,435,905	10,423,812	(12,093)
Investments and other assets:
Investments in affiliated companies	280,533	273,951	(6,582)
Marketable securities and other investments	601,701	509,798	(91,903)
Goodwill, net	346,919	387,066	40,147
Other intangibles, net	1,323,695	1,329,714	6,019
Other assets	695,010	776,270	81,260
Deferred income taxes	948,144	773,996	(174,148)
Total investments and other assets	4,196,002	4,050,795	(145,207)

TOTAL ASSETS	18,886,195	18,365,775	(520,420)

	March 31, 2006	March 31, 2007	(Millions of yen) Increase (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	480,406	414,290	(66,116)
Current portion of long-term debt	794,438	837,840	43,402
Accounts payable, trade	1,524,746	1,446,681	(78,065)
Accrued payroll	486,234	486,108	(126)
Accrued interest	17,395	14,602	(2,793)
Accrued taxes on income	215,459	108,556	(106,903)
Accrued consumption tax	26,656	45,808	19,152
Advances received	62,486	47,412	(15,074)
Other	364,809	329,516	(35,293)
Total current liabilities	3,972,629	3,730,813	(241,816)
Long-term liabilities:
Long-term debt	3,916,087	3,510,370	(405,717)
Obligations under capital leases	127,780	96,231	(31,549)
Liability for employees’ retirement benefits	1,684,741	1,534,993	(149,748)
Other	552,281	468,774	(83,507)
Total long-term liabilities	6,280,889	5,610,368	(670,521)
Minority interest in consolidated subsidiaries	1,853,151	1,851,984	(1,167)
Shareholders’ equity:
Common stock	937,950	937,950	—
Additional paid-in capital	2,843,108	2,844,103	995
Retained earnings	3,747,265	4,127,421	380,156
Accumulated other comprehensive income (loss)	158,291	172,558	14,267
Treasury stock	(907,088)	(909,422)	(2,334)
Total shareholders’ equity	6,779,526	7,172,610	393,084

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,886,195	18,365,775	(520,420)

5. Consolidated Statements of Income

			(Millions of yen)
	Year ended March 31, 2006	Year ended March 31, 2007	Increase (Decrease)
Operating revenues:
Fixed voice related services	3,382,720	3,113,549	(269,171)
Mobile voice related services	3,125,780	3,021,263	(104,517)
IP/packet communications services	1,953,251	2,247,948	294,697
Sale of telecommunications equipment	592,220	583,349	(8,871)
System integration	976,582	1,092,738	116,156
Other	710,583	701,703	(8,880)
Total operating revenues	10,741,136	10,760,550	19,414
Operating expenses:
Cost of services (exclusive of items shown separately below)	2,297,264	2,325,712	28,448
Cost of equipment sold (exclusive of items shown separately below)	1,236,482	1,333,237	96,755
Cost of system integration (exclusive of items shown separately below)	629,690	737,271	107,581
Depreciation and amortization	2,110,920	2,097,327	(13,593)
Impairment loss	6,136	3,620	(2,516)
Selling, general and administrative expenses	3,269,944	3,140,587	(129,357)
Write-down of goodwill and other intangible assets	—	15,781	15,781
Total operating expenses	9,550,436	9,653,535	103,099
Operating income	1,190,700	1,107,015	(83,685)
Other income (expenses):
Interest and amortization of bond discounts and issue costs	(75,782)	(69,533)	6,249
Interest income	28,842	27,088	(1,754)
Gains on sales of investments in affiliated company	61,962	86	(61,876)
Gains on sales of marketable securities and other investments	47,770	1,821	(45,949)
Other, net	52,371	71,524	19,153
Total other income and expenses	115,163	30,986	(84,177)
Income (loss) before income taxes	1,305,863	1,138,001	(167,862)
Income tax expense (benefit):	542,207	468,269	(73,938)
Current	333,778	298,177	(35,601)
Deferred	208,429	170,092	(38,337)
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	763,656	669,732	(93,924)
Minority interest in consolidated subsidiaries	246,396	195,926	(50,470)
Equity in earnings (losses) of affiliated companies	(18,575)	3,101	21,676
Net income (loss)	498,685	476,907	(21,778)

6. Consolidated Statements of Shareholders’ Equity

			(Millions of yen)
	Year ended March 31, 2006	Year ended March 31, 2007	Increase (Decrease)
Common stock:
At beginning of year	937,950	937,950	—
At end of year	937,950	937,950	—

Additional paid-in capital:
At beginning of year	2,799,828	2,843,108	43,280
Increase in interest of investee	43,280	—	(43,280)
Other	—	995	995
At end of year	2,843,108	2,844,103	995

Retained earnings:
At beginning of year	3,334,866	3,747,265	412,399
Cash dividends	(86,286)	(96,751)	(10,465)
Net income (loss)	498,685	476,907	(21,778)
At end of year	3,747,265	4,127,421	380,156

Accumulated comprehensive income (loss):
At beginning of year	63,066	158,291	95,225
Other comprehensive income (loss)	95,225	(6,113)	(101,338)
Adjustment to initially apply SFAS No. 158	—	20,380	20,380
At end of year	158,291	172,558	14,267

Treasury stock, at cost
At beginning of year	(367,107)	(907,088)	(539,981)
Net change in treasury stock	(539,981)	(2,334)	537,647
At end of year	(907,088)	(909,422)	(2,334)

Shareholders’ equity at end of year	6,779,526	7,172,610	393,084

Summary of total comprehensive income (loss):
Net income (loss)	498,685	476,907	(21,778)
Other comprehensive income (loss)	95,225	(6,113)	(101,338)
Comprehensive income (loss)	593,910	470,794	(123,116)

7. Consolidated Statements of Cash Flows

			(Millions of yen)
	Year ended March 31, 2006	Year ended March 31, 2007	Increase (Decrease)
I Cash flows from operating activities:
Net income (loss)	498,685	476,907	(21,778)
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization	2,110,920	2,097,327	(13,593)
Impairment loss	6,136	3,620	(2,516)
Deferred taxes	208,429	170,092	(38,337)
Minority interest in consolidated subsidiaries	246,396	195,926	(50,470)
Write-down of goodwill and other intangible assets	—	15,781	15,781
Loss on disposal of property, plant and equipment	140,990	136,167	(4,823)
Gains on sales of investments in affiliated company	(61,962)	(86)	61,876
Gains on sales of marketable securities and other investments	(47,770)	(1,821)	45,949
Equity in (earnings) losses of affiliated companies	18,575	(3,101)	(21,676)
(Increase) decrease in notes and accounts receivable, trade	56,589	(280,524)	(337,113)
(Increase) decrease in inventories	(106,228)	83,975	190,203
(Increase) decrease in other current assets	103,014	42,160	(60,854)
Increase (decrease) in accounts payable, trade and accrued payroll	33,174	(76,918)	(110,092)
Increase (decrease) in accrued consumption tax	10,435	18,689	8,254
Increase (decrease) in accrued interest	(1,104)	(2,387)	(1,283)
Increase (decrease) in advances received	(5,442)	(15,042)	(9,600)
Increase (decrease) in accrued taxes on income	99,875	(107,406)	(207,281)
Increase (decrease) in other current liabilities	77,618	(38,334)	(115,952)
Increase (decrease) in liability for employees’ retirement benefits, net of deferred pension costs	(105,616)	(116,380)	(10,764)
Increase (decrease) in other long-term liabilities	24,719	(63,181)	(87,900)
Other	(64,537)	(174,175)	(109,638)

Net cash provided by operating activities	3,242,896	2,361,289	(881,607)

II Cash flows from investing activities:
Payments for property, plant and equipment	(1,696,348)	(1,608,505)	87,843
Proceeds from sale of property, plant and equipment	46,877	82,035	35,158
Payments for purchase of non-current investments	(273,202)	(72,146)	201,056
Proceeds from sale and redemption of non-current investments	58,565	71,253	12,688
Payments for purchase of short-term investments	(253,144)	(8,381)	244,763
Proceeds from redemption of short-term investments	503,334	4,632	(498,702)
Acquisition of intangible and other assets	(463,344)	(619,878)	(156,534)

Net cash used in investing activities	(2,077,262)	(2,150,990)	(73,728)
III Cash flows from financing activities:
Proceeds from issuance of long-term debt	412,608	477,517	64,909
Payments for settlement of long-term debt	(799,749)	(854,825)	(55,076)
Dividends paid	(86,286)	(96,751)	(10,465)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(539,981)	(1,339)	538,642
Payments for acquisition of subsidiary stocks from minority shareholders	(46,321)	(157,656)	(111,335)
Net increase (decrease) in short-term borrowings and other	(80,174)	(198,776)	(118,602)

Net cash provided by (used in) financing activities	(1,139,903)	(831,830)	308,073
IV Effect of exchange rate changes on cash and cash equivalents	3,147	6,949	3,802

V Net increase (decrease) in cash and cash equivalents	28,878	(614,582)	(643,460)
VI Cash and cash equivalents at beginning of year	1,381,959	1,410,837	28,878
VII Cash and cash equivalents at end of year	1,410,837	796,255	(614,582)

Supplemental information
Cash paid during the year for:
Interest	75,688	71,761	(3,927)
Income taxes, net	170,883	418,936	248,053
Noncash investing and financing activities:
Capital lease obligations incurred during the year	21,583	17,034	(4,549)

Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Accounting Principles Board Opinions, Statements of Financial Accounting Standards, etc.).

1.	Application of New Accounting Standard

Inventory Costs

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs—an amendment of Accounting Research Bulletin No. 43 (“ARB 43”), Chapter 4.” SFAS 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS 151 did not have an impact on the results of operations or financial position of NTT Group.

Share-Based Payment

Effective April 1, 2006, NTT Group adopted a revision of Statement of Financial Accounting Standards No. 123 (“SFAS 123R”), “Share-Based Payment,” which eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally requires instead that such transactions be accounted for using a fair-value-based method. The adoption of SFAS 123R did not have a material impact on the results of operations or financial position of NTT Group.

Accounting for Real Estate Time-Sharing Transactions

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 152 (“SFAS 152”), “Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67.” The statement amends Statement of Financial Accounting Standards No. 66, “Accounting for Sales of Real Estate,” to reference the financial accounting and reporting guidance for real estate time-sharing transactions provided in AICPA Statement of Position 04-2, “Accounting for Real Estate Time-Sharing Transactions.” This Statement also amends Statement of Financial Accounting Standards No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The adoption of SFAS 152 did not have an impact on the results of operations or financial position of NTT Group.

Exchanges of Non-Monetary Assets

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 153, (“SFAS 153”), “Exchanges of Non-Monetary Assets—an Amendment of APB Opinion No. 29.” The amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The adoption of SFAS 153 did not have a material impact on the results of operations or financial position of NTT Group.

Accounting Changes and Error Corrections

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS 154 replaces APB Opinion No. 20 (“APB 20”), “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. The adoption of SFAS No. 154 did not have any impact on the results of operations and financial position of NTT Group. NTT Group will continue to apply the requirements of SFAS No. 154 to any future accounting changes and error corrections.

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans

Effective March 31, 2007, NTT Group adopted Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS 158 amends Statement of Financial Accounting Standards No. 87, 88, 106 and 132(R) and requires employers to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status. Secondly, it requires employers to measure the plans assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a plan in the year that the changes occur with the changes reported in comprehensive income. The adoption of SFAS 158 did not have an impact on the results of operations, but had an impact on the financial position of NTT Group, which mainly resulted in decrease of “Liabilities for employees’ retirement benefits” amounting to ¥30,080 million and increase in “Accumulated other comprehensive income (loss)” amounting to ¥20,380 million (net of tax).

Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

Effective March 31, 2007, NTT Group adopted Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. The adoption of SAB 108 did not have any impact on the results of operations and financial position of NTT Group. NTT Group will determine the materiality of misstatements in financial statements in accordance with the provisions of SAB 108.

2.	Principal Accounting Policies

(1) Marketable Securities

SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” applies.

(2) Inventories

Inventories are stated at cost, not in excess of market value. The cost of telecommunications equipment to be sold is determined by the first-in first-out method.

(3) Property, Plant, and Equipment and Depreciation

Property, plant, and equipment are stated at cost. Depreciation is computed principally using the declining-balance method with the exception of buildings for which the straight-line method.

(4) Goodwill and Other Intangible Assets

SFAS 142, “Goodwill and Other Intangible Assets” applies.

(5) Liabilities for Employees’ Severance Payments

SFAS 87, “Employers’ Accounting for Pensions” and SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” apply.

(6) Derivative Financial Instruments

SFAS 133, “Accounting for Derivatives Instruments and Hedging Activities,” SFAS 138 “Accounting for Certain Derivatives Instruments and Certain Hedging Activities, an amendment of SFAS No. 133” and SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” apply.

(7) Income Taxes

Income taxes are computed on income (loss) before income taxes in the consolidated statements of income. According to the asset and liability approach, the expected future consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforward are recognized as deferred tax assets or liabilities.

3. Change of Revenue Recognition for “Nikagetsu Kurikoshi”

Revenues arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. With regard to revenues from mobile voice related services and IP/packet communications services, monthly rate plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 2003, the total amounts of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. In November 2003, NTT Group introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, NTT Group introduced an arrangement which enables the unused allowances offered in and after December 2004 that have been carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group, a discounted billing arrangement for families with between two and ten subscriptions. Until the year ended March 31, 2006, NTT Group had deferred revenues based on the portion of all unused allowances at the end of the period. The deferred revenues had been recognized as revenues as subscribers make calls or utilize data connections, similar to the way airtime revenues are recognized, or as the allowance expires. As NTT Group developed sufficient empirical evidence to reasonably estimate the portion of allowance that will be forfeited as unused, effective April 1, 2006, NTT Group started to recognize the revenue attributable to such forfeited allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data connections. The effect of this accounting change was not material for NTT Group’s financial position or result of operations.

4. Subsequent Event

On April 17, 2007, the NTT Kosei-Nenkin-Kikin (“NTT Plan”) applied to the Japanese Minister of Health, Labor and Welfare for permission to be relieved of the past obligations to disburse the NTT Plan benefits covering the substitutional portion. However, no accounting should occur until the completion of the entire transfer. It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the sum accompanying the settlement will be.

8. Business Segments

(Consolidated)

1. Sales and operating revenue

	Year ended March 31, 2006	Year ended March 31, 2007	(Millions of yen) Increase (Decrease)
Regional communications services
Customers	3,787,177	3,658,966	(128,211)
Intersegment	661,860	649,023	(12,837)

Total	4,449,037	4,307,989	(141,048)

Long-distance communications and international services
Customers	1,137,364	1,165,599	28,235
Intersegment	130,598	124,234	(6,364)

Total	1,267,962	1,289,833	21,871

Wireless services
Customers	4,711,872	4,730,487	18,615
Intersegment	54,000	57,606	3,606

Total	4,765,872	4,788,093	22,221

Data communications services
Customers	770,551	872,279	101,728
Intersegment	116,722	141,548	24,826

Total	887,273	1,013,827	126,554

Other
Customers	334,172	333,219	(953)
Intersegment	928,856	850,091	(78,765)

Total	1,263,028	1,183,310	(79,718)

Elimination of intersegment	(1,892,036)	(1,822,502)	69,534

Consolidated total	10,741,136	10,760,550	19,414

2. Segment profit or loss
	Year ended March 31, 2006	Year ended March 31, 2007	(Millions of yen) Increase (Decrease)
Operating income
Regional communications services	172,265	115,939	(56,326)
Long-distance communications and international services	59,691	59,719	28
Wireless services	832,639	773,524	(59,115)
Data communications services	40,495	82,845	42,350
Other	74,070	61,285	(12,785)

Total	1,179,160	1,093,312	(85,848)
Elimination of intersegment	11,540	13,703	2,163

Consolidated total	1,190,700	1,107,015	(83,685)

3. Assets

	March 31, 2006	March 31, 2007	(Millions of yen) Increase (Decrease)
Total Assets
Regional communications services	8,461,721	8,263,063	(198,658)
Long-distance communications and international services	1,617,643	1,521,705	(95,938)
Wireless services	6,495,847	6,293,715	(202,132)
Data communications services	1,203,968	1,193,920	(10,048)
Other	10,123,093	9,921,408	(201,685)

Total	27,902,272	27,193,811	(708,461)
Elimination of intersegment	(9,016,077)	(8,828,036)	188,041

Consolidated total	18,886,195	18,365,775	(520,420)

4. Other significant items
	Year ended March 31, 2006	Year ended March 31, 2007	(Millions of yen) Increase (Decrease)
Depreciation and amortization
Regional communications services	941,854	938,375	(3,479)
Long-distance communications and international services	145,231	147,863	2,632
Wireless services	737,066	744,122	7,056
Data communications services	164,596	149,598	(14,998)
Other	112,886	109,051	(3,835)

Total	2,101,633	2,089,009	(12,624)

Elimination of intersegment	9,287	8,318	(969)

Consolidated total	2,110,920	2,097,327	(13,593)

Capital investments for segment assets (*)
Regional communications services	910,676	873,530	(37,146)
Long-distance communications and international services	155,383	115,960	(39,423)
Wireless services	887,113	934,423	47,310
Data communications services	112,146	139,565	27,419
Other	126,594	173,373	46,779

Consolidated total	2,191,912	2,236,851	44,939

(*)	The figures for capital investments are the accrual-based amounts required for acquisition of property, plant and equipment, and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as follows:

	Year ended March 31, 2006	Year ended March 31, 2007	Increase (Decrease)

Payments for property, plant and equipment	1,696,348 million yen	1,608,505 million yen	(87,843) million yen

Acquisition of intangible and other assets	463,344 million yen	619,878 million yen	156,534 million yen

Total	2,159,692 million yen	2,228,383 million yen	68,691 million yen

Difference from the total of capital investments	(32,220) million yen	(8,468) million yen	23,752 million yen

Note:	In the year ended March 31, 2007, Plala Networks Inc. and 1 other company were changed from the regional communications business segment to the long distance and international communications business segment, and NTT Resonant Inc., On Demand TV, Inc. and 2 other companies were changed from the other business segment to the long distance and international communications business segment. Accordingly, a part of the prior year’s amounts have been restated.

9. Related Party Transactions

(Consolidated)

Transactions with affiliated companies and related balances:

	Year ended March 31, 2006	(Millions of yen) Year ended March 31, 2007
Operating revenues	28,049	34,083

Operating expenses	217,339	195,272

	March 31, 2006	(Millions of yen) March 31, 2007
Receivables	23,084	5,791

Payables	41,256	20,223

10. Income Taxes

(Consolidated)

Significant components of deferred tax assets and liabilities:

	March 31, 2006	(Millions of yen) March 31, 2007
Deferred tax assets:
Liability for employees’ retirement benefits	681,907	623,745
Property, plant and equipment and intangible assets principally due to differences in depreciation	288,394	299,444
Impairment of investments in foreign companies	84,457	28,411
Operating loss carryforwards	328,710	255,461
Other	439,483	425,908

Total gross deferred tax assets	1,822,951	1,632,969

Less—Valuation allowance	(108,517)	(161,172)

Total deferred tax assets	1,714,434	1,471,797

Deferred tax liabilities:
Changes in interests in subsidiaries as a result of issuance of their common stock etc.	(516,913)	(468,586)
Foreign currency translation adjustments	(52)	(128)
Other	(132,539)	(109,868)

Total gross deferred tax liabilities	(649,504)	(578,582)

Net deferred tax assets	1,064,930	893,215

11. Securities

(Consolidated)

1. Available-for-sale

		March 31, 2006	March 31, 2007	(Millions of yen) Increase (Decrease)
Equity securities	Carrying amounts	90,445	198,262	107,817
	Gross unrealized gains	232,146	211,468	(20,678)
	Gross unrealized losses	108	1,842	1,734
	Fair value	322,483	407,888	85,405
Debt securities	Carrying amounts	152,483	103,650	(48,833)
	Gross unrealized gains	1	27	26
	Gross unrealized losses	515	152	(363)
	Fair value	151,969	103,525	(48,444)

2.Held-to-maturity
		March 31, 2006	March 31, 2007	(Millions of yen) Increase (Decrease)
Debt securities	Carrying amounts	1,569	21,255	19,686
	Gross unrealized gains	3	1	(2)
	Gross unrealized losses	2	—	(2)
	Fair value	1,570	21,256	19,686

12. Employees’ Retirement Benefits

(Consolidated)

1.	Retirement Benefits and Contract-type Corporate Pension Plan

(1) Benefit obligations

	March 31, 2006	(Millions of yen) March 31, 2007
Benefit obligation, end of year	(2,463,867)	(2,356,395)

Fair value of plan assets, end of year	1,322,260	1,389,166

Funded status	(1,141,607)	(967,229)

Unrecognized net actuarial loss	126,113

Unrecognized transition obligation	2,951

Unrecognized prior service cost	(179,393)

Net amount recognized as recorded in the consolidated balance sheets	(1,191,936)

Liability for employees’ retirement benefits	(1,211,971)

Other intangibles and other assets	935

Accumulated other comprehensive loss	19,100

The amounts recorded in the consolidated balance sheets under SFAS158 are as follows

	March 31, 2006	(Millions of yen) March 31, 2007
Liability for employees’ retirement benefits	—	(972,235)
Other assets	—	5,006
Accumulated other comprehensive income	—	(73,905)
Net amount recognized	—	(1,041,134)

The amounts recorded as accumulated other comprehensive income are as follows

	March 31, 2006	(Millions of yen) March 31, 2007
Net actuarial loss	—	73,316
Transition obligation	—	1,696
Prior service cost	—	(148,917)
Total	—	(73,905)

(2) Cost for employees’ retirement benefits

	Year ended March 31, 2006	(Millions of yen) Year ended March 31, 2007
Service cost	87,962	84,898
Interest cost on projected benefit obligation	48,835	47,619
Expected return on plan assets	(28,287)	(33,442)
Net amortization and deferral	(24,601)	(27,284)

Total cost for employees’ retirement benefits as recorded in the consolidated statements of income	83,909	71,791

(3) Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2006	Year ended March 31, 2007
Discount rate	Project benefit obligation	2.0%	2.2%
	Net pension cost	2.0%	2.0%
Long-term rate of salary increases		1.5-3.4%	1.5-3.4%
Long-term rate of return on plan assets		2.5%	2.5%

2.	The NTT Kosei-Nenkin-Kikin (Welfare Pension Fund)

(1) Benefit obligations

	March 31, 2006	(Millions of yen) March 31, 2007
Benefit obligation, end of year	(2,001,970)	(1,971,796)
Fair value of plan assets, end of year	1,369,302	1,409,038
Funded status	(632,668)	(562,758)
Unrecognized net actuarial loss	191,475
Unrecognized prior service cost	(31,577)
Net amount recognized as recorded in the consolidated balance sheets	(472,770)
Liability for employees’ retirement benefits	(472,770)

The amounts recorded in the consolidated balance sheets due to the adoption of SFAS158 are as follows

	March 31, 2006	(Millions of yen) March 31, 2007
Liability for employees’ retirement benefits	—	(562,758)
Accumulated other comprehensive loss	—	51,934
Net amount recognized	—	(510,824)

The amounts recorded as accumulated other comprehensive loss are as follows

	March 31, 2006	(Millions of yen) March 31, 2007
Net actuarial loss	—	78,992
Prior service cost	—	(27,058)
Total	—	51,934

(2) Cost for employees’ retirement benefits

	Year ended March 31, 2006	(Millions of yen) Year ended March 31, 2007
Service cost	42,962	41,178
Interest cost on projected benefit obligation	40,342	39,859
Expected return on plan assets	(30,467)	(34,197)
Net amortization and deferral	21,367	8,253
Employee contributions	(5,164)	(5,017)

Total cost for employees’ retirement benefits as recorded in the consolidated statements of income	69,040	50,076

(3) Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2006	Year ended March 31, 2007
Discount rate	Project benefit obligation	2.0%	2.2%
	Net pension cost	2.0%	2.0%
Long-term rate of salary increases		3.4%	3.4%
Long-term rate of return on plan assets		2.5%	2.5%

13. Other

(Consolidated)

In accordance with the provisions of Additional Rule No.54, etc. of the Law to Partially Amend the Japanese Welfare Pension Insurance Law (Law No. 82, 1996), NTT Group pays contributions every year, based on notification from the Social Insurance Agency, to cover the cost based on the Former Public Corporation Mutual Aid Association Law, which covers pension benefits for the period of services in and prior to June 1956 of employees who retired in July 1956 or later from working at NTT, the Nippon Telegraph and Telephone Public Corporation, and/or their predecessor government organizations (Ministry of Communications [in the area of telecommunications] and the Ministry of Telecommunications). The total amount of such contribution for the year ended March 31, 2007 is ¥64,739 million.

Since the contribution is in the nature of a contribution under a public pension plan, the amount paid is, like insurance premiums (welfare pension insurance premiums) under other public pension plans, recorded as the costs incurred in each year.

(Note) Notes to Leases and Derivative financial instruments are omitted because materiality for disclosure is not so significant in this report.

14. Non-Consolidated Comparative Balance Sheets

	March 31, 2006	March 31, 2007	(Millions of yen)
			Increase (Decrease)
ASSETS
Current assets:
Cash and bank deposits	10,366	15,281	4,914
Accounts receivable, trade	3,034	1,394	(1,639)
Supplies	236	358	122
Advance payment	1,007	738	(269)
Deferred income taxes	905	512	(392)
Short-term loans receivable	411,010	544,285	133,275
Accounts receivable, other	122,423	110,487	(11,935)
Subsidiary deposits	—	150,000	150,000
Other current assets	10,892	10,450	(441)
Total current assets	559,875	833,509	273,633

Fixed assets:
Property, plant and equipment
Buildings	152,686	147,021	(5,665)
Structures	6,681	6,185	(496)
Machinery, equipment and vehicles	551	468	(82)
Tools, furniture and fixtures	16,091	24,908	8,817
Land	29,780	29,786	5
Construction in progress	674	716	42
Total property, plant and equipment	206,464	209,087	2,622
Intangible fixed assets	25,887	46,559	20,671
Investments and other assets
Investment securities	45,577	42,058	(3,518)
Investments in subsidiaries and affiliated companies	4,779,238	4,772,182	(7,055)
Long-term loans receivable to subsidiaries	2,524,042	2,116,611	(407,431)
Deferred income taxes	46,097	40,482	(5,614)
Other investments and assets	883	891	7
Total investments and other assets	7,395,840	6,972,226	(423,613)
Total fixed assets	7,628,192	7,227,872	(400,319)
Deferred assets:
Discount on bonds payable	751	—	(751)

TOTAL ASSETS	8,188,819	8,061,382	(127,437)

	March 31, 2006	March 31, 2007	(Millions of yen)
			Increase (Decrease)
LIABILITIES
Current liabilities:
Accounts payable, trade	655	477	(177)
Current portion of corporate bonds	227,112	339,765	112,652
Current portion of long-term borrowings	154,784	184,557	29,773
Current portion of long-term loans payable - subsidiary	—	50,000	50,000
Accounts payable, other	121,878	101,184	(20,693)
Accrued expenses	12,347	11,716	(631)
Accrued taxes on income	2,316	28	(2,288)
Advance received	919	914	(4)
Deposit received	196	209	13
Deposit received from subsidiaries	—	95,797	95,797
Unearned revenue	1	0	(0)
Other current liabilities	91,737	586	(91,151)
Total current liabilities	611,949	785,237	173,288
Long-term liabilities:
Corporate bonds	1,581,900	1,340,762	(241,137)
Long-term borrowings	919,772	818,539	(101,233)
Long-term loans payable - subsidiary	100,000	50,000	(50,000)
Liability for employees’ retirement benefits	28,325	30,408	2,083
Other long-term liabilities	386	798	411
Total long-term liabilities	2,630,385	2,240,508	(389,876)

TOTAL LIABILITIES	3,242,334	3,025,746	(216,587)

SHAREHOLDERS’ EQUITY
Common stock	937,950	—	—
Capital surplus:
Additional paid-in capital	2,672,826	—	—
Total capital surplus	2,672,826	—	—
Earned surplus:
Legal reserve	135,333	—	—
Voluntary reserve
Reserve for special depreciation	530	—	—
Other reserve	1,131,000	—	—
Unappropriated retained earnings for the year	961,027	—	—
Total earned surplus	2,227,890	—	—
Net unrealized gains (losses) on securities	14,905	—	—
Treasury stock	(907,087)	—	—

TOTAL SHAREHOLDERS’ EQUITY	4,946,485	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,188,819	—	—

	March 31, 2006	March 31, 2007	(Millions of yen)
			Increase (Decrease)
NET ASSETS
Shareholders’ equity:
Common stock	—	937,950	—
Capital surplus:
Additional paid-in capital	—	2,672,826	—
Other capital surplus	—	994	—
Total capital surplus		2,673,820
Earned surplus:
Legal reserve	—	135,333	—
Other earned surplus	—	2,185,137	—
Reserve for special depreciation	—	11	—
Other reserve	—	1,131,000	—
Accumulated earned surplus	—	1,054,125	—
Total earned surplus	—	2,320,470	—

Treasury stock	—	(909,422)	—
Total shareholders’ equity	—	5,022,819	—

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	—	12,816	—
Total unrealized gains (losses), translation adjustments, and others	—	12,816	—

TOTAL NET ASSETS	—	5,035,635	—

TOTAL LIABILITIES AND NET ASSETS	—	8,061,382	—

15. Non-Consolidated Comparative Statements of Income

			(Millions of yen)
	Year ended March 31, 2006	Year ended March 31, 2007	Increase (Decrease)
Operating revenues:	339,384	359,982	20,598
Dividends received	169,025	198,608	29,583
Revenues from Group management	20,281	19,714	(566)
Revenues from basic R&D	126,877	122,115	(4,762)
Other services	23,200	19,543	(3,656)
Operating expenses:	170,639	162,109	(8,529)
Administration	19,882	20,483	601
Experiment and research	120,041	106,767	(13,273)
Depreciation and amortization	25,926	29,793	3,866
Retirement of fixed assets	876	1,844	967
Miscellaneous taxes	3,911	3,221	(690)
Operating income	168,745	197,873	29,127

Non-operating revenues:	64,725	62,388	(2,336)
Interest income	48,080	46,538	(1,542)
Lease and rental income	12,106	11,585	(520)
Miscellaneous income	4,537	4,264	(273)
Non-operating expenses:	61,555	54,035	(7,519)
Interest expenses	17,826	17,976	150
Corporate bond interest expenses	31,012	29,009	(2,003)
Lease and rental expenses	5,623	5,405	(218)
Miscellaneous expenses	7,093	1,643	(5,449)

Recurring profit	171,914	206,226	34,311
Special profits	250,666	—	(250,666)
Gains on sales of investments in affiliated companies	250,666	—	(250,666)

Special losses	—	9,858	9,858
Write-off of investments in affiliated companies	—	9,858	9,858

Income before Income taxes	422,581	196,367	(226,213)
Corporation, inhabitant, and enterprise taxes	20,853	(444)	(21,297)
Deferred tax expenses (benefits)	7,694	7,412	(281)
Net income	394,033	189,399	(204,634)
Unappropriated retained earnings brought forward	608,461	—	—
Interim dividends	41,467	—	—
Unappropriated retained earnings for the year	961,027	—	—

16. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

Year ended March 31, 2007														(Millions of yen)
	Shareholders’ equity											Unrealized gains (losses), translation adjustments, and others
	Common stock	Capital surplus			Earned surplus					Treasury stock	Total shareholders’ equity
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other earned surplus
						Reserve for special depreciation	Other reserve	Accumulated earned surplus	Total earned surplus			Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others	Total net assets
March 31, 2006	937,950	2,672,826	—	2,672,826	135,333	530	1,131,000	961,027	2,227,890	(907,087)	4,931,579	14,905	14,905	4,946,485

Net change during the annual period
Return of reserve for special depreciation to retained earnings*						(448)		448	—		—			—
Return of reserve for special depreciation to retained earnings						(70)		70	—		—			—
Cash dividends*								(41,465)	(41,465)		(41,465)			(41,465)
Bonuses paid to directors and corporate auditors*								(69)	(69)		(69)			(69)
Cash dividends (Interim dividends)								(55,285)	(55,285)		(55,285)			(55,285)
Net income								189,399	189,399		189,399			189,399
Payments to acquire treasury stock										(5,807)	(5,807)			(5,807)
Resale of treasury stock			994	994						3,472	4,467			4,467
Others, net												(2,089)	(2,089)	(2,089)

Total net change during the annual period	—	—	994	994	—	(518)	—	93,098	92,579	(2,334)	91,239	(2,089)	(2,089)	89,150

March 31, 2007	937,950	2,672,826	994	2,673,820	135,333	11	1,131,000	1,054,125	2,320,470	(909,422)	5,022,819	12,816	12,816	5,035,635

(*)	Items approved in the shareholders’ meeting held in June 2006

17. Non-Consolidated Comparative Statements of Cash Flows

				(Millions of yen)
		Year ended March 31, 2006	Year ended March 31, 2007	Increase (Decrease)
I	Cash flows from operating activities:
	Income before income taxes	422,581	196,367	(226,213)
	Depreciation and amortization	28,983	32,721	3,737
	Loss on disposal of property, plant and equipment	555	1,019	464
	Dividends received	(169,025)	(198,608)	(29,583)
	Gains on sales of investments in affiliated companies	(250,666)	(76)	250,590
	Write-off of investments in affiliated companies	—	9,858	9,858
	Increase (decrease) in liability for employees’ retirement benefits	(974)	2,083	3,057
	(Increase) decrease in accounts receivable	(18,304)	3,850	22,154
	Increase (decrease) in accounts payable and accrued expenses	10,275	(13,976)	(24,251)
	Increase (decrease) in accrued consumption tax	201	(201)	(402)
	Increase (decrease) in deposit received from subsidiaries	—	95,797	95,797
	Other	2,889	(777)	(3,667)

	Sub-total	26,516	128,059	101,542
	Interest and dividends received	216,872	246,112	29,240
	Interest paid	(48,524)	(47,714)	810
	Income taxes received (paid)	(57,441)	(6,173)	51,267

	Net cash provided by (used in) operating activities	137,422	320,283	182,860

II	Cash flows from investing activities:
	Payments for property, plant and equipment	(21,577)	(49,403)	(27,826)
	Proceeds from sale of property, plant and equipment	1,384	—	(1,384)
	Payments for purchase of investment securities	(229)	(2,888)	(2,658)
	Proceeds from sale of investment securities	256,208	194	(256,014)
	Payments for long-term loans	(311,873)	(231,554)	80,318
	Proceeds from long-term loans receivable	427,512	515,327	87,814
	Other	(18)	(7)	10

	Net cash provided by (used in) investing activities	351,407	231,666	(119,740)

III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	361,651	231,547	(130,103)
	Payments for settlement of long-term debt	(419,650)	(431,396)	(11,745)
	Net increase (decrease) in short-term borrowings	90,000	(90,000)	(180,000)
	Dividends paid	(86,286)	(96,750)	(10,463)
	Proceeds from sale of (payments for acquisition of) treasury stock, net	(539,980)	(1,339)	538,640

	Net cash provided by (used in) financing activities	(594,266)	(387,939)	206,327

IV	Net increase (decrease) in cash and cash equivalents	(105,436)	164,011	269,447
V	Cash and cash equivalents at beginning of year	115,802	10,366	(105,436)

VI	Cash and cash equivalents at end of year	10,366	174,377	164,011

Significant Matters Pertaining to the Preparation of Non-Consolidated Financial Statements

1.	Valuation of certain assets

(1)	Securities

[1]	Investments in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which are determined by the moving average method.

[2]	Other securities

a.	Marketable securities

The securities whose fair value are readily determinable are stated at fair value as of balance sheet date with unrealized gains and losses directly reported as a separate component of net assets. The cost of securities sold is determined by the moving average method.

b.	Non-marketable securities

The securities whose fair value are not readily determinable are stated at cost, which are determined by the moving average method.

(2)	Inventories

Supplies are stated at cost, which are determined by the last purchase cost method.

2.	Depreciation and amortization of fixed assets

Property, plant, and equipment are depreciated by using the declining-balance method with the exception of buildings for which the straight-line method is used. Intangible assets are amortized on a straight-line basis. Their estimated useful lives and residual value are determined on the basis provided by the Corporate Income Tax Laws.

Buildings, after having been depreciated over the depreciable periods based on the Corporate Income Tax Laws, keep depreciated up to the end of their actual useful lives.

Internal-use software is amortized on a straight-line basis over their estimated useful lives within five years.

3.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated amounts to be uncollectible are accrued, for general claims, computing on historical bad-debt ratios, and for specific claims including doubtful accounts, considering their own recoverability.

No allowance is accrued as of this year-end.

(2)	Liability for employees’ retirement benefits

To provide for employees’ pension benefits, benefit obligations and plan assets are estimated and accrued as of this year-end.

Prior service cost is amortized on a straight-line basis over the average remaining service periods at the time of recognition.

Actuarial net gain or loss is amortized on a straight-line basis over the average remaining services periods at the time of recognition.

4.	Leases

Finance leases other than those deemed to transfer the title of leased assets to lessees are accounted for in a similar manner as operating leases.

5.	Hedging Activities

(1)	Accounting for Hedging Activities

Hedging activities are principally accounted for under “deferral hedge accounting.” Designation (“Furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and designated “exceptional accounting” (“Tokurei-shori”) to interest-rate swaps that qualify for “exceptional accounting” (Accounting Standards for Financial Instruments, Footnote 14).

(2)	Hedging Instruments and Hedged Items

[1]	Hedging Instruments

Hedging instruments include forward exchange contracts, currency swaps, coupon swaps (i.e. currency swap of interest portion only), interest-rate swaps, interest-rate options, and combinations of the above.

[2]	Hedged Items

Hedged items are assets (securities, loans, receivables, etc.) and liabilities (corporate bonds, borrowings, payables, etc.) exposed to variability of fair value or future cash flows derived from fluctuations of the exchange rate, interest rate, etc.

(3)	Hedging Policy

To hedge the foreign exchange risks regarding assets and liabilities exposed to foreign exchange risks, forward exchange contracts, currency swaps and other instruments are employed in compliance with internal rules.

To hedge the interest-rate risks regarding assets and liabilities exposed to interest-rate risks, interest-rate swaps and other instruments are employed in compliance with internal rules.

(4)	Assessment of Hedge Effectiveness

At the end of each quarter, hedge effectiveness is assessed on each hedging transaction. This quarterly assessment excludes any transaction where important terms and conditions such as principal, interest-rate and duration are identical between hedging instruments and hedged items.

6.	Consumption Taxes

Consumption tax is separately accounted for by excluding it from each transaction amount.

Changes in Accounting Policy

1.	Accounting Standard for Presentation of Net Assets in the Balance Sheet

Effective from the fiscal year ended March 31, 2007, NTT adopted the “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan, December 9, 2005, Corporate Accounting Standard No. 5) and “Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan, December 9, 2005, Corporate Accounting Standard Implementation Guidance No. 8).

The amount corresponding to the previous “Shareholders’ Equity” is 5,035,635 million of yen.

Due to amendment of the Financial Statements Regulations, the Company prepares the presentation of net assets in the balance sheets as of March 31, 2007 based on the amended Financial Statements Regulations.

2.	Accounting Standard for Directors’ Bonus

Effective from the fiscal year ended March 31, 2007, NTT adopted the “Accounting Standard for Directors’ Bonus” (Accounting Standards Board of Japan, November 29, 2005, Corporate Accounting Standard No. 4).

This change had little impact on NTT’s earnings.

3.	Accounting Standard for Financial Instruments and Accounting for Deferred Assets

Effective from the fiscal year ended March 31, 2007, NTT adopted the “Accounting Standard for Financial Instruments” (Accounting Standards Board of Japan, August 11, 2006, Corporate Accounting Standard No. 10).

In addition, effective from the fiscal year ended March 31, 2007, NTT adopted the “Tentative Measures on Accounting for Deferred Assets” (Accounting Standards Board of Japan, August 11, 2006, Practical Solutions No. 19).

Due to the foregoing, discount on bonds stated as a deferred asset in the previous interim balance sheets is now reflected by deducting such amounts from the amount of the relevant bonds in the liability section.

This change had no impact on NTT’s earnings.

4.	Partial Revision of Accounting Standard for Treasury Shares and Appropriation of Legal Reserves

Effective from the fiscal year ended March 31, 2007, NTT adopted the revised “Accounting Standard for Treasury Shares and Appropriation of Legal Reserves” (Accounting Standards Board of Japan, August 11, 2006, Revised Corporate Accounting Standard No. 1) and “Implementation Guidance on Accounting Standard for Treasury Shares and Appropriation of Legal Reserves” (Accounting Standards Board of Japan, August 11, 2006, Revised Corporate Accounting Standard Implementation Guidance No. 2).

This change had no impact on NTT’s earnings.

The changes regarding the description of balance sheet items resulting from the revision of the rules for financial statements is as follows.

“Treasury Shares” stated at the fiscal end of the “Shareholders’ Equity” section as a deductible item against shareholders’ equity in the fiscal year ended March 31, 2006 is stated at the end of the “Shareholders’ Equity” subsection as a deductible item against shareholders’ equity from the fiscal year ended March 31, 2007.

5.	Accounting Standard for Business Combinations

Effective from the fiscal year ended March 31, 2007, NTT adopted the “Accounting Standard for Business Combinations” (the Business Accounting Council, October 31, 2003), “Accounting Standard for Business Divestitures” (Accounting Standards Board of Japan, December 27, 2005, Corporate Accounting Standard No. 7) and “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (Accounting Standards Board of Japan, December 22, 2006, Corporate Accounting Standard Implementation Guidance No. 10).

Notes to Non-Consolidated Balance Sheets

1.	Accumulated depreciation on property, plant and equipment:

March 31, 2006:	230,882 million yen
March 31, 2007:	240,582 million yen

2.	In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (Law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999 and the total assets of the four companies above have been pledged as general collateral for the said bonds.

3.	Outstanding guarantees:

March 31, 2006:	64,000 million yen
March 31, 2007:	—

Notes to Non-Consolidated Statements of Income

1.	Research & Development expenses included in operating expenses:

Year ended March 31, 2006:	135,228 million yen
Year ended March 31, 2007:	128,814 million yen

Notes to Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

Matters Pertaining to Treasury stock

Type of stock	Common stock

Number of shares on March 31, 2006	1,919,356.08 shares

Increase in number of shares during this year (Payments to acquire treasury stock)	9,525.82 shares

Decrease in number of shares during this year (Resale of treasury stock)	7,341.82 shares

Number of shares on March 31, 2007	1,921,540.08 shares

18. Securities

(Non-Consolidated)

March 31, 2006

Marketable investments in subsidiaries and affiliated companies

	Amount included in the balance sheet	Fair value	Difference

Investments in subsidiaries	41,129 million yen	6,121,502 million yen	6,080,372 million yen

Investments in affiliated companies	9,804 million yen	22,480 million yen	12,675 million yen

Total	50,934 million yen	6,143,982 million yen	6,093,048 million yen

March 31, 2007

Marketable investments in subsidiaries and affiliated companies

	Amounts included in the balance sheet	Fair value	Difference

Investments in subsidiaries	41,129 million yen	7,547,288 million yen	7,506,159 million yen

Investments in affiliated companies	9,804 million yen	23,672 million yen	13,868 million yen

Total	50,934 million yen	7,570,961 million yen	7,520,027 million yen

19. Income Taxes

(Non-Consolidated)

Breakdown of deferred tax assets and liabilities:

March 31, 2006

(Millions of yen)
Deferred tax assets:
Liability for employees’ retirement benefits	11,510
Depreciation	34,841
Other	12,975

Total gross deferred tax assets	59,326

Less - Valuation allowance	(1,631)

Total deferred tax assets	57,695

Deferred tax liabilities:
Reserve for special depreciation	(56)
Enterprise tax receivable	(424)
Net unrealized gains/losses on securities	(10,203)
Other	(9)

Total gross deferred tax liabilities	(10,693)

Net deferred tax assets	47,002

March 31, 2007

(Millions of yen)
Deferred tax assets:
Fixed assets	29,960
Securities	15,083
Liability for employees’ retirement benefits	12,359
Other	2,139

Total gross deferred tax assets	59,543

Less - Valuation allowance	(8,946)

Total deferred tax assets	50,596

Deferred tax liabilities:
Net unrealized gains/losses on securities	(8,797)
Enterprise tax receivable	(764)
Reserve for special depreciation	(7)
Other	(31)

Total gross deferred tax liabilities	(9,601)

Net deferred tax assets	40,995

20. Changes in Board of Directors

(1)	Candidates for Directors

Tsutomu Ebe	(Senior Executive Vice President and Chief Executive Officer, Nippon Telegraph and Telephone West Corporation)

Noritaka Uji	(Executive Vice President and Representative Director, NTT DATA Corporation)

Kaoru Kanazawa	(Advisor)

Takashi Hanazawa	(Director of Department III)

Toshio Kobayashi	(Deputy Director-General for Policy Evaluation, Ministry of Finance)

(2)	Directors scheduled to resign from office

Ryuji Yamada	(Senior Executive Vice President; scheduled to become Senior Executive Vice President, NTT DoCoMo, Inc.)

Ken Yagi	(Senior Vice President)

Akira Arima	(Senior Vice President; scheduled to become Senior Executive Vice President, NTT Communications Corporation)

(3)	Candidates for Representative Directors and other Directors

	Candidate scheduled to take office as Chairman (Director)

Norio Wada	(President (Representative Director))

‚	Candidate scheduled to take office as President (Representative Director)

Satoshi Miura	(Senior Executive Vice President (Representative Director))

ƒ	Candidates scheduled to take office as Senior Executive Vice President

Tsutomu Ebe

Noritaka Uji

Kaoru Kanazawa

„	Candidate scheduled to take office as Executive Vice President

Hiroo Unoura	(Senior Vice President)

(4)	New Executive Positions and Organizational Responsibilities

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Senior Executive Vice President,	Tsutomu Ebe
Director of Corporate Business Strategy Division, In charge of business strategy

Senior Executive Vice President,	Noritaka Uji
In charge of technical strategy

Senior Executive Vice President,	Kaoru Kanazawa
In charge of risk management,
In charge of international standardization

Executive Vice President,	Shin Hashimoto	Executive Vice President,
Director of Technology Planning		Director of Department II,
Department,		Director of Next Generation Network
Director of Technology Planning		Promotion Office, Department II
Department, Next Generation Network
Promotion Office,
Executive Manager of Corporate
Business Strategy Division

Executive Vice President,	Hiroo Unoura	Senior Vice President,
Director of Corporate Strategy Planning		Director of Department V,
Department		Director of Business Process, Department V
Executive Manager of Corporate		Innovation Office, and
Business Strategy Division		Director of Internal Control Office, Department V

Senior Vice President,	Kiyoshi Kousaka	Senior Vice President,
Director of General Affairs		Director of Department I
Department
Director of General Affairs
Department, Internal Control Office

Senior Vice President	Takashi Hanazawa
Director of Research and Development Planning Department

Senior Vice President	Toshio Kobayashi
Director of Finance and Accounting Department

(Notes)	The following candidates shall assume responsibilities as follows: Norio Wada as Chairman of Board of Directors; Satoshi Miura as Chief Executive Officer (CEO); Tsutomu Ebe as Chief Financial Officer (CFO); Noritaka Uji as Chief Technology Officer (CTO) and Chief Information Officer (CIO); and Kaoru Kanazawa as Chief Compliance Officer (CCO).

The organizational change will take place as of June 28, 2007.

Toshio Kobayashi has not consented to his appointment as Senior Vice President; however, a consent will be obtained before the ordinary general meeting of shareholders.

Among the candidates for Corporate Auditors whom we are looking to elect, Johji Fukada, Yasuchika Negoro and Shigeru Iwamoto are candidates for external auditors.

The selected persons are scheduled to relinquish their seats as Senior Vice Presidents at the close of the 22nd Ordinary General Meeting of Shareholders (scheduled to be held on June 28, 2007).

Attachment

Nippon Telegraph and Telephone Corporation

May 11, 2007

NTT’s Shares and Shareholders (as of March 31, 2007)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders								Odd-Lot Shares
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Not Individuals	Individuals
Total Holders	3	396	99	9,873	901	78	1,122,956	1,134,306

Total Shares	5,307,595	2,318,094	140,263	201,163	3,231,397	230	4,515,702	15,714,444	26,765

%	33.78	14.75	0.89	1.28	20.56	0.00	28.74	100.00

Notes:

1.      “Other Domestic Corporations” includes 3,936 shares under the name of Japan Securities Depository Center, and “Odd-Lot Shares” includes 0.72 shares under the name of Japan Securities Depository Center.

2.      “Domestic Individuals, etc.” includes 1,921,545 shares of treasury stock, and “Odd-Lot Shares” includes 0.08 shares of treasury stock. The actual number of treasury stock shares at the end of March 31, 2007 was 1,921,540.08.

3. The number of shareholders who own only odd-lot shares is 312,014.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders								Odd-Lot Shares
	At Least 1,000	At Least 500	At Least 100	At Least 50	At Least 10	At Least 5	At Least 1	Total
Number of Holders	385	160	890	1,145	28,206	67,984	1,035,536	1,134,306

%	0.03	0.01	0.08	0.11	2.49	5.99	91.29	100.00

Total Shares	12,925,332	112,595	181,273	73,709	428,304	412,257	1,580,974	15,714,444	26,765

%	82.25	0.72	1.15	0.47	2.73	2.62	10.06	100.00

Notes:	1. “At Least 1,000” includes 3,936 shares under the name of the Japan Securities Depository Center, and “Odd-Lot Shares” includes 0.72 shares under the name of Japan Securities Depository Center.
2. “At Least 1,000” includes 1,921,545 shares of treasury stock, and “Odd-Lot Shares” includes 0.08 shares of treasury stock.

3.	Principal Shareholders

Name	Share Holdings	Percent of Total Shares Issued
The Minister of Finance	5,307,591.26	33.72
Japan Trustee Services Bank, Ltd. (Trust Account)	562,412.00	3.57
Moxley and Company	511,681.00	3.25
The Master Trust Bank of Japan, Ltd. (Trust Account)	493,498.00	3.14
Japan Trustee Services Bank, Ltd. (Trust Account 4)	190,972.00	1.21
State Street Bank and Trust Company 505103	146,281.00	0.93
NTT Employee Share-Holding Association	134,656.22	0.86
The Sumitomo Trust and Banking Company, Ltd. (Trust Account B)	109,179.00	0.69
MELLON BANK TREATY CLIENTS OMNIBUS	96,105.00	0.61
Nippon Life Insurance Company	85,002.68	0.54

Total	7,637,378.16	48.52

Note: The Company’s holdings of treasury stock (1,921,540.08 shares) are not included in the above figures.

Financial Results for the Year Ended March 31, 2007 May 11, 2007

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors.  These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.
*     “E” in this material represents that the figure is a plan or projection for operation.
**   “FY” in this material represents one fiscal year which is a 12-month period beginning on April 1 of the year prior to the year indicated and ending on March 31 of the year indicated.
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
Disclaimer Information

FY2007 Highlights
(Note) Under Section 404 of the
Sarbanes-Oxley.Act,
which applies to the NTT Group from the year ended March 31, 2007, we have established and maintain internal control systems to enhance the reliability of financial reporting.
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
Revenues and Income:
- Operating revenues increased by ¥19.4 billion.
FY2006: ¥10,741.1 billion  >>>  FY2007: ¥10,760.6 billion
(FY2007 Forecasts: ¥10,800.0 billion, 99.6% achieved)
- Operating income declined by ¥83.7 billion.
FY2006: ¥1,190.7 billion  >>>  FY2007: ¥1,107.0 billion
(FY2007 Forecasts: ¥1,200.0 billion, 92.3% achieved)
Number of Subscribers:
- # of B FLET’S subscribers grew with a net increase of 2.66 million.
Forecasted net increase for FY2007:  2.70 million subscriptions
# of subscribers as of Mar. 31, 2007:  6.08 million
- # of FOMA subscribers had a net increase of 12.07 million, and % of
FOMA rose to 67.5%.
Forecasted net increase for FY2007:  11.34 million subscriptions
# of subscribers as of Mar. 31, 2007:   35.53 million

5,208
5,682
1,665
9,476
4,423
5,323
6,076
3,419
0
2,000
4,000
6,000
8,000
10,000
04/6 04/9 04/12 05/3 05/6 05/9 05/12 06/3 06/6 06/9 06/12 07/3 08/3E
FLET'S ADSL B FLET'S
11,501
35,529
23,463
44,420
0
25,000
50,000
04/6 04/9 04/12 05/3 05/6 05/9 05/12 06/3 06/6 06/9 06/12 07/3 08/3E
# of subscribers of FLET’S ADSL and B FLET’S*
23.6%
45.9%
67.5%
82.4%
FOMA Ratio
Changes in Numbers of Subscribers
(Thousands)
(Thousands)
# of subscribers of FOMA
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
*  B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.

Operating revenues are expected to be less than that of
FY2007.
Operating income is expected to be approximately
the same as that of FY2007.
Operating revenues: ¥10,700.0 billion, with a decrease of ¥60.6 billion year-on-year
Operating income: ¥1,110.0 billion, with an increase of ¥3.0 billion year-on-year

FY2008 Forecasts Highlights
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation

Estimated Annual Dividends per share
FY2007:   ¥8,000 (+¥2,000 year-on-year)
FY2008:   ¥9,000 (+¥1,000 year-on-year)
Shareholder Returns
(Yen)
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
¥9,000
¥8,000
¥6,000 ¥6,000
¥5,000
12.3%
13.1%
17.2%
27.0%
23.2%
0
2,000
4,000
6,000
8,000
10,000
FY2004 FY2005 FY2006 FY2007E FY2008E
0%
10%
20%
30%
40%
50%
Dividends per share
Payout Ratio

10,741.1
10,760.6
+294.7
(373.7)
9,550.4
9,653.5
+98.4
1,190.7
+121.4
(4.2)
1,107.0
(14.1)
Consolidated Financial Results Summary (U. S. GAAP)
Operating Revenues
Operating Expenses
Operating Income
System integration revenues,
sales of telecommunications
equipment and other revenues
IP/packet
communications
services revenues
Voice related services
revenues
(Billions of yen)
FY2006
FY2007
+19.4 (+0.2%)
year-on-year
+103.1 (+1.1%)
year-on-year
Expenses for purchase of
goods and services and
other expenses
year-on-year decrease by ¥83.7, (7.0)%
Depreciation expenses
and loss on disposal of
assets
Personnel
expenses
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation

22.2
0.5%
137.6
15.2%
17.6
1.6%
(78.1)
(3.8)%
(63.9)
(3.0)%
20.5
6.1%
4,788.1 1,044.9 1,145.4 1,951.5 2,061.3 359.9
19.4
0.2%
10,760.6
81.3
2.1%
94.2
11.0%
7.8
0.7%
(66.5)
(3.3)%
(57.9)
(2.8)%
(8.5)
(5.0)%
4,014.6 954.6 1,068.1 1,931.0 2,001.4 162.1
103.1
1.1%
9,653.5
(59.1)
(7.1)%
43.3
92.6%
9.7
14.5%
(11.5)
(36.1)%
(6.0)
(9.2)%
29.1
17.3%
773.5 90.2 77.3 20.4 59.9 197.8
(83.7)
(7.0)%
1,107.0
(179.4)
(18.8)%
43.7
104.1%
5.9
8.3%
(2.4)
(4.4)%
6.1
7.3%
34.3
20.0%
772.9 85.7 77.8 54.0 90.3 206.2
(167.9)
(12.9)%
1,138.0
(153.2)
(25.1)%
22.4
79.6%
(1.0)
(3.5)%
(4.3)
(13.3)%
33.0
64.5%
(204.6)
(51.9)%
457.3 50.6 30.3 28.3 84.3 189.3
(21.8)
(4.4)%
476.9
*2
*2
*2 *2 *2

Consolidated and Main Subsidiaries’ Financial Results
FY2007
NTT
Consolidated
(US-GAAP)
*1
NTT
East
(JPN-GAAP)
NTT
West
(JPN-GAAP)
NTT
Com
(JPN-GAAP)
NTT
DATA
(JPN-GAAP)
NTT
DoCoMo
(US-GAAP)
NTT
(Holdings)
(JPN-GAAP)
(Billions of yen)
Net Income
Income before
Income Taxes
Operating Revenues
Operating Income
Operating Expenses
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
*1. The number of consolidated subsidiaries is 419 and the number of companies accounted for under the equity method is 96.
*2. "Income before Income Taxes" for NTT (Holdings), NTT East, NTT West, NTT Com and NTT DATA represent their recurring profits.
[Note] These results are audited by independent auditors under the Corporation Law.

10,760.6
10,700.0
+313.1
(471.8)
+98.1
Consolidated Financial Results Forecasts Summary
Operating Revenues
System integration revenues,
sales of telecommunications
equipment and other revenues
IP/packet
communications
services revenues
Voice related services
revenues
(Billions of yen)
FY2007
FY2008 E
(60.6), (0.6)%
year-on-year
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
9,653.5
1,107.0 1,110.0
Operating Expenses
Operating Income
Expenses for purchase of
goods and services and
other expenses
Depreciation expenses
and loss on disposal of
assets
Personnel
expenses
(32.8)
(20.8)
(9.9)
9,590.0
(63.5), (0.7)%
year-on-year
year-on-year increase by ¥3.0, 0.3%

(60.1)
(1.3)%
35.1
3.4%
(16.4)
(1.4)%
(12.5)
(0.6)%
(61.3)
(3.0)%
21.0
5.8%
4,728.0 1,080.0 1,129.0 1,939.0 2,000.0 381.0
(60.6)
(0.6)%
10,700.0
(66.6)
(1.7)%
30.4
3.2%
(14.1)
(1.3)%
4.9
0.3%
(31.4)
(1.6)%
10.8
6.7%
3,948.0 985.0 1,054.0 1,936.0 1,970.0 173.0
(63.5)
(0.7)%
9,590.0
6.5
0.8%
4.8
5.3%
(2.3)
(3.0)%
(17.4)
(85.4)%
(29.9)
(49.9)%
10.1
5.1%
780.0 95.0 75.0 3.0 30.0 208.0
3.0
0.3%
1,110.0
15.1
1.9%
5.3
6.1%
(2.8)
(3.6)%
(34.0)
(63.0)%
(40.3)
(44.7)%
6.7
3.3%
788.0 91.0 75.0 20.0 50.0 213.0
(28.0)
(2.5)%
1,110.0
18.7
4.1%
0.4
0.7%
9.6
31.8%
(13.3)
(47.1)%
(42.3)
(50.2)%
22.6
11.9%
476.0 51.0 40.0 15.0 42.0 212.0
(16.9)
(3.5)%
460.0
*
*
* *
*
Consolidated and Main Subsidiaries’ Financial Results Forecasts
FY2008 E
NTT
Consolidated
(US-GAAP)
*
NTT
East
(JPN-GAAP)
NTT
West
(JPN-GAAP)
NTT
Com
(JPN-GAAP)
NTT
DATA
(JPN-GAAP)
NTT
DoCoMo
(US-GAAP)
NTT
(Holdings)
(JPN-GAAP)
(Billions of yen)
Net Income
Income before
Income Taxes
Operating Revenues
Operating Income
Operating Expenses
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
* "Income before Income Taxes" for NTT (Holdings), NTT East, NTT West, NTT Com and NTT DATA represent their recurring profits.

(5,245)
(879)
(4,365)
(4,275)
(707)
(3,568)
(4,018) (1,284) (769)
(608) (667) (993)
(3,410) (617) 224
4 863 3,100
(900)
3,400
2,307
(359)
2,657
474 1,119 1,531
1,754 824 642
6,872
4,929
9,101
11,399
FLET’S ADSL
B FLET’S
Optical IP Telephone
*1. No. of B FLET’S includes FLET’s Hikari Premium and FLET’S Hikari Mytown provided by NTT West.
*2. No. of Optical IP Phone Services is calculated by No. of thousand channels.
B FLET’S
FLET’S ADSL
Optical
IP Telephone
*1
*2
(Thousands)
867
4
3,174
6,274
13,899
[Change from the previous year]
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
60,072 60,072
58,788 58,788
54,770
50,495 50,495
45,250 45,250
*3. No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Analog Lite Plan is included).
*4. In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64.  For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).
Telephone
Subscriber Lines
INS-Net
Total
(Thousands)
INS-Net
Telephone Subscriber Lines
Number of Subscribers for Broadband Access Services and Fixed-line Telephone Services
Fixed-line Telephone Services
Broadband Access Services
4,089
5,682
5,323
4,423
9,476
6,076
3,419
1,665
840
5,208
0
3,000
6,000
9,000
12,000
15,000
Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 E
50,938
50,321
46,911
43,343
38,978
6,273
7,152
7,859
8,467
9,135
0
30,000
60,000
Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 E

5,800
5,600
2,800
2,600
3,000
5,400
5,330
5,510
5,320
5,480
5,330
5,480
5,240 5,340 5,400 5,390 5,400
5,400 5,490 5,560 5,540 5,550
2,670
2,780
2,670
2,770
2,660
2,770
2,630 2,670 2,690 2,690 2,670
2,740 2,770 2,790 2,780 2,770
5,380
5,530
5,220 5,310
5,380 5,470
2,660
2,760
2,620 2,680
2,730 2,780
3,030
3,190
3,030
3,180
3,020
3,180
2,980 3,030 3,060 3,060 3,050
3,130 3,180 3,200 3,190 3,190
3,020
3,170
2,970 3,050
3,120 3,190
ARPU of Telephone Subscriber Lines and INS-Net
FY2006/1Q 2Q
FY2007
3Q
4Q
FY2006
2Q
3Q 4Q
FY2007/1Q FY2008 E
INS-Net
East
West
Telephone
Subscriber
Lines
East
West
Aggregate Fixed
Line  (Telephone
Subscriber Lines
+ INS-Net)
East
West
*
* Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-Net) is the weighted average value of Telephone Subscriber Lines ARPU and INS-Net ARPU. Please see page 21 regarding the calculation of ARPU.
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
(West) INS-Net
(East) INS-Net
(West) Telephone Subscriber Lines
(East) Telephone Subscriber Lines
(Yen)

5,190
5,140
5,260
5,190
5,060
5,010
4,900
4,780
4,850 4,850 4,930 4,960
4,690 4,670 4,630 4,610
5,120
5,050
5,470 4,890
5,240 4,650
(Yen)
ARPU of B FLET’S
B FLET’S ARPU is calculated by dividing revenues from B FLET’S and Optical IP Telephone (“Hikari Phone”)
services by the number of B FLET’S subscribers.
(West) B FLET’S
(East) B FLET’S
B FLET’S
East
West
*
5,000
4,800
4,600
5,200
5,400
*  B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West. Please see page 21 regarding the calculation of ARPU.
FY2006/1Q 2Q
FY2007
3Q 4Q
FY2006
2Q
3Q
4Q
FY2007/1Q FY2008 E
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation

12,066
1,477
11,963
2,319
8,891
1,269
8,456 2,715
2,497 2,180
6.6%
23.6%
45.9%
67.5%
82.4%
(Thousands)
Number of Subscribers for Cellular
Cellular total
FOMA
% of FOMA subscribers
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
*  The number of communication module service subscribers is included in total cellular subscribers.
FOMA
Cellular total
*
46,328
48,825
51,144
52,621
53,890
44,420
35,529
23,463
11,501
3,045
0
20,000
40,000
60,000
Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 E

4,000
5,000
6,000
7,000
8,000
9,000
10,000
FOMA+mova
FOMA
mova
6,670 6,900 6,720 6,530 6,720 6,920 7,050 6,940
7,780 8,300 7,970 7,500 8,260 8,650 9,050 9,090
5,070 5,540 5,240 4,720 5,540 5,910 6,140 6,190
6,700 6,480 6,910
7,860 7,150 8,700
5,180 4,370 5,970
ARPU of Cellular (FOMA + mova)
(Yen)
[Quarterly basis]
[Yearly basis]
FY2006/1Q 2Q
FY2007
3Q 4Q
FY2006
2Q
3Q 4Q FY2007/1Q
FY2008 E
FOMA+mova
FOMA
mova
(Note)  Communications module service subscribers and the revenues thereof are not included in the calculation of cellular ARPU. Please see page 21 regarding the calculation of ARPU.
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation

Employees, Interest-bearing Debt and Capital Investment

Employees Interest-bearing Debt Capital Investment
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
*1
(Persons)
(Billions of yen)
(Note) The numbers of employees at March 31, 2006, 2007 and 2008E do not include the number of employees who retired / are retiring on that date and were rehired /
will be rehired on April 1, 2006, 2007 and 2008E, respectively.
(Billions of yen)
0
500
1,000
1,500
2,000
2,500
2,191.9
0
Mar. 31, 2006 Mar. 31, 2008 E
199,100
0
120,000
140,000
160,000
180,000
200,000
220,000
4,500
5,000
5,500
Mar. 31, 2007
5,296.2
4,700.0
2,236.9
2,090.0
199,750
194,750
4,770.8
Mar. 31, 2006 Mar. 31, 2008 E
Mar. 31, 2007
Mar. 31, 2006 Mar. 31, 2008 E
Mar. 31, 2007

EBITDA Margin
Operating
Free Cash Flow
ROCE
FY2006 FY2007
32.1% 31.0%
¥1,250.7 billion ¥1,103.7 billion
5.8% 5.4%
Details
[Note]  Please see page 20 for reconciliation of managerial indices.
Managerial Indices
Notes:
1. EBITDA Margin = (Operating Income + Depreciation and amortization expenses and loss on disposal)/Operating Revenues
2. Operating Free Cash Flow = Operating Income + Depreciation and amortization expenses and loss on disposal – Capital Investments
3. ROCE = Operating
Income ×
(1 - Statutory Tax Rate) / Operating Capital Employed
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
FY2008 E
31.1%
¥1,233.0 billion
5.4%

Mobile
communications
business
(Appendix) Contributing Factors in Consolidated Operating Income by Segment
FY2006
(Billions of yen)
FY2007
Regional
communications
business
Long distance
and international
communications
business
Data
communications
business
Other
business
Elimination of
intersegment

Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
1,190.7
1,107.0
+42.4
+2.2
(56.3)
0
(59.1)
(12.8)

(Appendix) Analysis of Difference between Consolidated Operating Income and Total
Operating Income of 5 Major Subsidiaries
Total operating income of subsidiaries
other than 5 major ones
(excluding the effect of dividends
received by NTT (Holdings))
(JPN GAAP)

Total operating
income of 5 major
subsidiaries
(JPN GAAP)
1,045.1
1,190.7
+105.5
FY2006
Elimination and
U. S. GAAP
adjustments
Consolidated
operating income
(U. S. GAAP)
+40.1
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
1,021.5
1,107.0
+24.4
FY2007
+61.1
(Billions of yen)

(Appendix) Details of Consolidated Balance Sheet

Assets
¥18,365.8 billion
Assets
¥18,886.2 billion
Liabilities
¥10,253.5 billion
Assets
¥(520.4) billion
Tangible fixed
assets
…¥10,435.9 billion
Liabilities
¥9,341.2 billion
Interest-bearing debt
…¥4,770.8 billion
Interest-bearing debt
…¥5,296.2 billion
Deferred tax
assets (Fixed)
…¥948.1 billion
Deferred tax
assets (Fixed)
…¥774.0 billion
Cash, cash
equivalents and
short-term
investments
…¥1,466.8 billion
Cash, cash
equivalents and
short-term
investments
…¥908.2 billion
Liability for
employees’
severance payments
… ¥1,535.0 billion
Liability for
employees’
severance payments
…¥1,684.7 billion
¥(12.1) billion
Tangible fixed
assets…
¥10,423.8 billion
March 31, 2006 March 31, 2006 March 31, 2007
¥(558.6) billion
¥(174.1) billion
¥(525.3) billion
Liabilities
¥(912.3) billion
¥(149.7) billion
Total…¥18,886.2 billion
Total…¥18,365.8 billion [ ¥(520.4) billion ]
Total…¥18,886.2 billion
Minority interest
¥(1.2) billion
Equity
+¥393.1 billion
Minority interest
¥1,852.0 billion
Equity
¥7,172.6 billion
Retained earnings
…¥4,127.4 billion
Treasury stock
…¥(909.4) billion
¥(2.3) billion
+¥380.2 billion
Minority interest
¥1,853.2 billion
Equity
¥6,779.5 billion
Retained earnings
…¥3,747.3 billion
Treasury stock
…¥(907.1) billion
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation

(Billions of yen)
Net cash provided by operating activities decreased by 27.2% or ¥881.6 billion.
- Net payments for income taxes increased by ¥248.1 billion.
- Accounts receivable increased by ¥337.1 billion for delay of collection due to being a bank holiday at the end of the fiscal year.
Net cash used in investing activities increased by 3.5% or ¥73.7 billion.
- Proceeds from redemption of short-term investments decreased by ¥253.9 billion.
- Payments for purchase of non-current investments decreased by ¥201.1 billion.
Net cash used in financing activities decreased by 27.0% or ¥308.1 billion.
- Payments for repurchase of NTT’s own shares decreased by ¥427.3 billion.
As a result, cash and cash equivalents at the end of the fiscal year decreased by 43.6% or
¥614.6 billion to ¥796.3 billion.
(Appendix) Details of Consolidated Cash Flows
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
(1,139.9)
1,382.0
(2,077.3)
3,242.9
1,410.8
1,410.8
(2,151.0)
2,361.3
(831.8)
796.3
(3,000)
(2,000)
(1,000)
0
1,000
2,000
3,000
4,000
Cash and cash equivalents at
beginning of the year
CFs from operating activities CFs from investing activities CFs from financing activities Cash and cash equivalents at end of the year
FY2006
FY2007

(Appendix) Reconciliation of Managerial Indices

Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
EBITDA Margin
FY2006 Indices Items FY2007
(Billions of yen)
* “Capital investment” is the accrual-based amount required for acquisition of property, plant and equipment, and intangibles.  The differences from the amounts of “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as follows:
(3) EBITDA [ (1)+(2) ]
(2) Depreciation and loss on disposal of property, plant and equipment
(1) Operating Income
¥3,340.5
¥2,233.5
¥1,107.0
¥3,442.6
¥2,251.9
¥1,190.7
¥3,323.0
¥2,213.0
¥1,110.0
Total
Acquisition of intangible and other assets
Payments for property, plant and equipment
¥2,159.7
¥463.3
¥1,696.3
¥2,228.4
¥619.9
¥1,608.5
FY2006
(4) Operating Revenues
¥10,760.6 ¥10,741.1 ¥10,700.0
Operating Free
Cash Flow
(3) EBITDA [ (1)+(2) ]
(2) Depreciation and loss on disposal of property, plant and equipment
(1) Operating Income
¥3,340.5
¥2,233.5
¥1,107.0
¥3,442.6
¥2,251.9
¥1,190.7
¥3,323.0
¥2,213.0
¥1,110.0
(4) Capital Investment ¥2,236.9 ¥2,191.9 ¥2,090.0
ROCE
(2) Operating Income ×
(1-Statutory Tax Rate)
Statutory Tax Rate
(1) Operating Income
¥654.0
41%
¥1,107.0
¥703.6
41%
¥1,190.7
¥654.9
41%
¥1,111.0
(3) Operating capital employed
¥12,009.6 ¥12,185.1 ¥12,079.7
EBITDA
Margin [ (3)/(4)×100
]
32.1%
31.0%
Operating Free Cash Flow [ (3)-(4) ] ¥1,250.7 ¥1,103.7
ROCE [ (2)/(3)×100
]
5.8%
5.4%
Difference from the total of capital investments
¥(32.3)
*
FY2008 E
31.1%
¥1,233.0
5.4%
FY2007
¥(8.5)

Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-
Net and B FLET’S, by the No. of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services (the calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges). We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers and the impact of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U. S. GAAP results of operations.
We separately compute the following 4 categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures.
• Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-
NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-
NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S
ISDN, which are included in operating revenues from IP Services.
• Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.
• INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.
• B FLET’S ARPU: Calculated based on revenues from B FLET’S and revenues from monthly charges, call charges and connection device charges for Hikari Phone, both of which are included in operating revenues from IP Services.
- B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.
Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-
NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and B FLET’S ARPU.
For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-
NET Subscriber Lines ARPU, the No. of subscribers is determined using the No. of lines for each service.
In terms of No. of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-
Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
For purposes of calculating B FLET’S ARPU, the No. of subscribers is determined based on No. of B FLET’S subscribers, including FLET’S Hikari Premium and FLET’S
Hikari Mytown provided by NTT West.
We compute ARPU for our cellular business using 3 aggregate measures.
• Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).
- Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to
i-mode services, such as monthly charges and packet transmission charges, attributable to our conventional mova services.
• Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).
- Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU
(FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services.
• Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU  (mova).
- Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.
Communications module service subscribers and the revenues therefrom are not included in the calculations of cellular ARPU.
No. of active subscribers used in the ARPU calculation are as below:
- FY Results & Forecast: Sum of No. of active subscribers*(as defined below) for each month from Apr. to Mar.
- 1Q Results: Sum of No. of active subscribers* for each month from Apr. to Jun.
- 2Q Results: Sum of No. of active subscribers* for each month from Jul. to Sep.
- 3Q Results: Sum of No. of active subscribers* for each month from Oct. to Dec.
- 4Q Results: Sum of No. of active subscribers* for each month from Jan. to Mar.
*active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2
(Appendix) Calculation of ARPU
No. of active subscribers* used in ARPU calculation for FY Forecast of NTT East and NTT West are as below:
- FY Forecast: The average expected active No. of subscribers (No. of subscribers at end of the previous Mar. + No. of expected subscribers at end of the following Mar.)/2)x12

May 11, 2007

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2007

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for fiscal year ended March 31, 2007 are presented in the following attachments.

(Attachments)

1. Summary of Results for Fiscal Year Ended March 31, 2007

2. Non-Consolidated Comparative Balance Sheets

3. Non-Consolidated Comparative Statements of Income

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5. Business Results (Non-Consolidated Operating Revenues)

6. Non-Consolidated Comparative Statements of Cash Flows

7. Changes in Directors

Inquiries:

Shigeru Matsuhisa and Kenkichi Nakata

Accounting Section, Finance Division

NTT East

Tel: (03) 5359-3331

E-mail: kessan@sinoa.east.ntt.co.jp

1. Summary of Results for Fiscal Year Ended March 31, 2007

(1) Summary of Results

1. Overall Business Conditions

During the fiscal year ended March 31, 2007, the Japanese economy continued its steady recovery, supported by rising corporate earnings, growth in domestic personal consumption, and expanding improvement in the employment situation despite the persistence of some challenges.

In the information and communications sector, the formation of the ubiquitous broadband society, which is the goal of government initiatives such as the u-Japan Policy and IT New Reform Strategy, is becoming a reality with a rise in mergers and acquisitions among communications companies and surging demand for access, IP, and mobile services. Against this backdrop, the market is undergoing rapid structural change, as seen in the convergence of fixed and mobile services and the linking of communications and broadcasting. In the regional communications markets, demand for optical access services and other broadband access continues to expand at an accelerated rate with the number of new optical access service subscribers steadily increasing while a net decline was seen in the number of DSL subscribers. This rich network infrastructure has become fertile territory for the growth of net-related business, including triple-play services that provide Internet access, IP telephony and video services on a single broadband line, social networking services (see Note 1), and blogging services. At the same time, in addition to competition in conventional telephone services, developments such as the expansion of optical IP telephone services have intensified competition for subscribers to metal, optical, and other types of access line services.

Within this business environment, Nippon Telegraph and Telephone East Corporation (NTT East) has endeavored to provide high-quality and affordable universal service, while striving to achieve the goal defined in the NTT Group’s Medium-Term Management Strategy of bringing optical access services to 30 million customers by 2010, which was announced in November 2004. To this end, NTT East has devoted its energy toward living up to its responsibilities as a telecommunications carrier in the IP era by providing safe, reliable, and attractive services and products through comprehensive and ongoing support for networks and customers’ information communications environments with the aim of becoming an accessible all-around ICT corporation (see Note 2) that maintains loyal patronage from its customers.

Among the specific measures implemented to enhance services, NTT East has worked with local governments and communities to expand the B FLET’S service area. At the same time, it has actively promoted the expansion of optical access services by providing new services such as the Hikari Denwa Office plan, which offers the use of up to eight channels and 32 telephone numbers, and the transmission of attractive video/television channels through partnerships and other tie-ups with video/television distributors. In the corporate service sector, the company has actively developed security, video/television, data center, CTI/CRM (see Note 3), and other solutions to help businesses and local governments streamline operations and implement new business strategies. In addition, NTT East has continued to promote the development of rich communications environments, enhance the efficiency and vitality of its corporate activities, and create new business opportunities, such as the commencement of field trials in preparation for the full-scale launch of NGN (Next Generation Network) commercial services.

Note 1:	Membership-based community sites that promote and support personal connections.

Note 2:	ICT: Information and Communication Technology.

Note 3:	CTI: Computer Telephony Integration. A technology that enables the integration of telephone and fax networks on a computer system. CRM: Customer Relationship Management. A method by which companies use information systems to build long-term relationships with their customers. Refers to integrated customer management systems that include CTI.

At the same time, in an effort to improve customer service, NTT East worked to promote the establishment of a service operation system for the IP age by shortening the lead time for installation of B FLET’S, further improving services on weekends and national holidays, and expanding the service area of the Hikari Support Center to include all of NTT East’s service area. In addition, to achieve flexible business operations that are more responsive to changes in the business environment, NTT East has worked to build a stable and enhanced management infrastructure by further increasing management efficiency through the reduction of non-personnel expenses, development of data center services, and utilization of idle real estate.

NTT East regards CSR (corporate social responsibility) activities as a major pillar of its business operations. It is actively promoting educational activities based on the “NTT Group CSR Charter” drawn up in June 2006, and has promoted initiatives that give serious consideration not only to economic aspects but also to social and environmental aspects, such as compliance with legal requirements including the protection of personal data and, more generally, NTT East Group’s contribution to society. At the same time, NTT East has endeavored to communicate more effectively to stakeholders the company’s involvement in CSR activities by issuing, amongst other things, the “NTT East CSR Report 2006”.

In preparation for unforeseen natural disasters, NTT East is implementing various measures focused around the basic principles of improving communications network reliability, securing vital communications, and achieving rapid restoration of services. Specifically, in an effort to secure critical communications and ensure the rapid restoration of customer services in the event of a disaster, NTT East has implemented disaster training drills in coordination with government bodies, the Self Defense Forces, and others, and commenced full operation of “web171,” a broadband disaster message service which provides a means by which people can confirm the safety of persons who may have been affected.

Finally, NTT East offers its sincere apologies regarding the situation last year when the Hikari Denwa optical IP telephony service became intermittently unavailable for a brief period causing considerable inconvenience to customers. In response to this incident, the company has taken steps to improve the reliability of the Hikari Denwa service so that customers can use it with confidence. Specific measures include accelerating the addition of new servers and establishing an IP network management office responsible for the integrated management and stable operation of the entire network. NTT East will continue to make every effort to prevent the recurrence of this problem and ensure stable operation.

As a result of efforts like these, while NTT East has achieved its target for this fiscal year of attracting 1.5 million new subscribers to the B FLET’S service, operating revenue for the year totaled 2,061.3 billion yen (down 3.0% from the same period of the previous year), recurring profit came to 90.3 billion yen (up 7.3% from the same period of the previous year), and net profit totaled 84.3 billion yen (up 64.5% from the same period of the previous year).

2. Business Operation Structure

Based on the “Promoting NTT Group’s Medium-Term Management Strategy” announced in November 2005, NTT Group carried out a review of its upper-layer services and enterprise services, in order to adapt to service convergence resulting from the shift toward IP services, to meet customer demands for one-stop service, and to enhance competitiveness by making more effective uses of resources in the NTT Group. In the area of upper-layer services, the shares owned by NTT East in Plala Networks Inc., which provides mainly Internet access services, were transferred to NTT Communications Corporation in August 2006. In the area of enterprise services, a restructuring took place in August 2006 with the result that NTT East is responsible for serving local administrations, regional banks, educational institutions, and other customers where close involvement in the local community is needed, while NTT Communications serves customers such as central government agencies, city banks, and general trading firms. In addition, 70% of the outstanding shares of NTT BizLink Corporation, which provides video conferencing and other services, were transferred to NTT Communications in January 2007.

Furthermore, an IT Innovation Department was established in March 2007 with the aim of improving customer service and drastically overhauling and streamlining business processes to adapt them to the optical access IP era. The department has overall responsibility for company-wide efforts to optimize business processes, formulate systems development policies and plans, and to enable optimal and efficient systems development.

NTT East also acquired additional shares in TelWel East Nippon Corporation, making it a subsidiary in June 2006.

In this and other ways, a review of the services of NTT Group companies is underway that aims to strengthen market competitiveness and enhance efficiency within the NTT Group.

(2) System for Ensuring the Proper Conduct of Business Affairs

The board of directors of NTT East has adopted a basic policy for the maintenance of internal control systems for the NTT East Group. With a view to strengthening its internal control systems, NTT east has also established an Audit and Compliance Office which has conducted audits of the operation and maintenance of the internal control systems, evaluated the effectiveness of the system, and implemented necessary corrective measures and improvements. The substance of the basic policy for the maintenance of internal control systems is set out below.

Basic Policies concerning the Maintenance of Internal Control Systems

The basic stance of the NTT East Group is to “contribute to the sustained development of society based on a keen awareness of its corporate social responsibility.” In carrying out its responsibilities as a leading telecommunications carrier, the NTT Group will continue to focus on the key objectives of ensuring comprehensive compliance with legal requirements and protecting personal and customer information, while also contributing positively to resolving social issues such as the aging population and declining birth rate, nursing and medical care, and energy and environmental problems by ensuring that the business activities of the NTT group, including the provision of broadband and ubiquitous services, is conducted by directors and employees in a proper manner.

To accomplish this mission, NTT East will conduct effective group management including by providing suitable and accurate advice and intermediary services to NTT East Group companies, and will maintain the following internal control systems.

I.	Basic Approach on the Maintenance of Internal Control Systems

A.	NTT East will maintain a system of internal controls including measures for the prevention and minimization of losses, with the objectives of ensuring compliance with legal requirements, managing risks, and achieving proper and efficient business operations.

B.	NTT East will establish an Audit and Compliance Office to oversee the establishment and maintenance of internal control rules and systems. The Audit and Compliance Office will evaluate the effectiveness of the internal control system based on audit reviews and audits regarding high risk matters affecting the entire NTT East Group, including audit items affecting all NTT group companies as instructed by NTT, and will implement necessary corrective measures and improvements.

C.	NTT East will also take appropriate measures in collaboration with NTT to ensure the reliability of its system of internal controls based on the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act) Sections 302 (disclosure controls) and 404 (internal control over financial reporting).

D.	As the chief executive officer, the president of NTT East will be responsible for ensuring the establishment, maintenance and operation of the system of internal controls.

II.	Development of the Internal Control Systems

A.	Systems to ensure that the performance of duties by directors and employees conform with laws and regulations and NTT East’s Articles of Incorporation

NTT East has implemented the following measures with the objective of ensuring that its business is conducted in compliance with law and in accordance with high ethical standards.

(1)	Employment rules and regulations require employees to adhere faithfully to applicable laws, regulations and official notices, and to devote all their energies to the performance of their duties so that business activities may be carried out appropriately and effectively.

(2)	In accordance with the NTT Group Corporate Ethics Charter, all directors and employees of the NTT will endeavor to strengthen corporate ethics within the NTT East Group.

(3)	A Corporate Ethics Committee chaired by a senior executive vice president was established to clarify the structure of responsibilities for corporate ethics, including developing and promoting corporate ethics within the organization, raising awareness concerning compliance, maintaining corporate discipline, and conducting investigations concerning reports of misconduct.

(4)	An internal helpline was established to foster a more open corporate culture and provide a forum for personnel to report and consult on internal ethics issues. In addition, an external group-wide Corporate Ethics Helpline staffed by attorneys was created for personnel to report and receive consultation on ethical issues.

(5)	Corporate ethics training is conducted as part of continuous educational activities for officers and employees. In addition, corporate ethics awareness surveys are conducted to improve and reinforce internal checks.

B.	Regulations and other systems concerning business risk management

NTT East takes the following measures to manage business risks appropriately.

(1)	NTT East established a Business Risk Management Committee, headed by a senior executive vice president, to clarify responsibilities concerning management of business risks and to perform crisis management in response to new business risks affecting corporate operations.

(2)	NTT also formulated a Business Risk Management Manual with the goal of promoting a unified risk management system for the entire NTT East Group focusing on preventing and preparing for risks, and positioning the NTT East Group to respond appropriately and rapidly as risks materialize.

C.	Systems for ensuring that directors perform their duties efficiently

NTT East has taken the following measures to ensure that its business activities are managed efficiently through appropriate allocation of responsibilities among directors and maintaining an appropriate oversight structure to monitor such matters.

(1)	NTT East has adopted organizational rules governing the functions and operations of internal organizational groups, and responsibility regulations setting forth the allocation of responsibilities among the various organizational groups.

(2)	NTT East has adopted board of director regulations governing the function and responsibilities of the board of directors. In principle, the board of directors holds meetings once each month, and is responsible for decisions on important matters pertaining to management on the basis of applicable laws and regulations, business judgment principles, and other considerations including the duty of care of a good manager. Directors report regularly to the full board of directors concerning the status of implementation of their duties.

(3)	NTT East has established executive committees and subcommittees for the purpose of considering and deciding important matters pertaining to the management of NTT East and the NTT East Group.

D.	Systems for custody and management information relating to the performance of duties by directors

NTT East has adopted the following measures to facilitate appropriate and efficient conduct of business activities through the proper management of information relating to the performance of duties by directors.

(1)	NTT East has adopted document retention regulations and rules on information security setting forth matters necessary for the management of documents (including related materials and information recorded on electronic media; referred to as “Documents”) and other information.

(2)	Documents shall be retained for the periods required by law and as necessary for business operations.

E.	Systems for ensuring the propriety of the business activities of the NTT East Group

NTT East has adopted the following measures to ensure that transactions among NTT East Group companies and with NTT are conducted appropriately and in compliance with applicable laws and regulations, and to ensure appropriate business conduct by the NTT East Group[, thus contributing to the growth and development of the NTT East Group] [Note to NTT: Consider deleting the bracketed wording].

(1)	Develop communications systems for NTT East group companies to notify NTT East and for notification by NTT east to NTT in emergency situations.

(2)	Conduct employee education and training to prevent scandals or misconduct.

(3)	Establish systems concerning information security and the protection of personal information.

(4)	Require NTT East Group companies to report regularly to NTT East on their financial condition.

(5)	Audits of NTT East Group companies by NTT East’s internal audit division.

F.	Matters relating to employees who assist corporate auditors in the performance of their duties and the independence of those employees from the directors

NTT East has adopted the following measures with respect to employees who assist corporate auditors in the performance of their duties to ensure the effective performance of audits by the auditors.

(1)	The Auditors’ Office was established as an integral part of NTT East’s corporate organization under the Corporation Law. The Auditors’ Office is staffed with dedicated personnel who work full time in assisting the corporate auditors in the performance of their duties.

(2)	Personnel assigned to the Auditor’s Office perform their responsibilities at the instruction and direction of the corporate auditors.

(3)	Decisions concerning matters such as transfer of personnel assigned to the Auditor’s Office, evaluations of such personnel and similar matters are made with due regard for the opinion of the board of corporate auditors.

G.	Systems for reporting to corporate auditors by directors and employees and systems for ensuring the effective implementation of audits by auditors

To ensure that audits by the corporate auditors are carried out effectively, NTT East has adopted the following measures concerning reporting to the corporate auditors by directors and employees with regard to important matters relating to the performance of their duties.

(1)	Directors and other personnel report the following matters concerning the performance of their duties.

(a)	Matters resolved at executive management meetings

(b)	Matters that cause or may cause substantial damage to the company

(c)	Monthly financial reports

(d)	The status of internal audits

(e)	Matters that pose a risk of violation of applicable law or the Articles of Incorporation

(f)	The status of reporting to helplines

(g)	Other material compliance matters.

(2)	Representative directors, accounting auditors, and internal control divisions report to and exchange ideas and opinions with corporate auditors periodically and at other times as necessary upon request from the corporate auditors.

(3)	Corporate auditors may attend meetings of the board of directors and other important meetings.

(4)	Corporate auditors may contract independently with and seek advice from external experts with respect to the performance of audit operations.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2006	March 31, 2007	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets-telecommunications businesses
Property, plant and equipment	2,958,375	2,926,472	(31,902)
Machinery and equipment	556,601	546,813	(9,788)
Antenna facilities	7,690	7,162	(528)
Terminal equipment	48,220	63,661	15,441
Local line facilities	684,119	723,184	39,064
Long-distance line facilities	9,977	8,466	(1,511)
Engineering facilities	735,027	704,138	(30,889)
Submarine line facilities	865	699	(166)
Buildings	612,451	573,407	(39,043)
Structures	17,568	16,202	(1,366)
Other machinery and equipment	2,222	2,355	132
Vehicles and vessels	186	285	98
Tools, furniture and fixtures	43,185	39,174	(4,011)
Land	205,324	202,591	(2,733)
Construction in progress	34,931	38,330	3,398
Intangible fixed assets	99,808	97,677	(2,130)
Total fixed assets-telecommunications businesses	3,058,183	3,024,150	(34,032)
Investments and other assets
Investment securities	15,689	13,004	(2,684)
Investments in subsidiaries and affiliated companies	44,035	43,620	(414)
Long-term loans receivable to subsidiaries	2,701	100	(2,601)
Long-term prepaid expenses	2,584	2,957	373
Deferred income taxes	343,198	280,755	(62,442)
Other investments and assets	16,043	15,059	(984)
Allowance for doubtful accounts	(2,647)	(2,573)	74
Total investments and other assets	421,604	352,925	(68,679)
Total fixed assets	3,479,787	3,377,075	(102,712)

Current assets:
Cash and bank deposits	118,783	107,575	(11,208)
Notes receivable	37	79	42
Accounts receivable, trade	329,798	367,547	37,748
Accounts receivable, other	11,353	23,066	11,713
Supplies	30,165	35,217	5,052
Advance payment	4,036	3,722	(314)
Prepaid expenses	5,459	5,548	89
Deferred income taxes	7,882	7,385	(496)
Short-term loans receivable	3,401	12,685	9,284
Other current assets	36,987	13,252	(23,735)
Allowance for doubtful accounts	(3,125)	(3,187)	(61)
Total current assets	544,779	572,893	28,114

TOTAL ASSETS	4,024,566	3,949,969	(74,597)

	(Millions of yen)
	March 31, 2006	March 31, 2007	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	777,785	577,567	(200,217)
Liability for employees’ retirement benefits	582,104	499,232	(82,871)
Other long-term liabilities	7,554	7,309	(245)
Total long-term liabilities	1,367,444	1,084,109	(283,335)

Current liabilities:
Current portion of long-term borrowings from parent company	141,096	200,217	59,121
Accounts payable, trade	117,095	112,289	(4,806)
Commercial paper	—	53,000	53,000
Short-term borrowings	42,000	110,000	68,000
Accounts payable, other	330,063	295,996	(34,067)
Accrued expenses	23,432	20,243	(3,189)
Accrued taxes on income	1,068	724	(343)
Advances received	6,543	7,537	994
Deposits received	43,084	63,719	20,634
Unearned revenue	284	267	(16)
Other current liabilities	11,437	13,300	1,863
Total current liabilities	716,105	877,296	161,190

TOTAL LIABILITIES	2,083,550	1,961,405	(122,144)

SHAREHOLDERS’ EQUITY

Common stock	335,000	—	—

Capital surplus
Additional paid-in capital	1,499,726	—	—
Total capital surplus	1,499,726	—	—

Earned surplus
Unappropriated retained earnings for the year	101,261	—	—
Total earned surplus	101,261	—	—

Net unrealized gains (losses) on securities	5,028	—	—

TOTAL SHAREHOLDERS’ EQUITY	1,941,016	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,024,566	—	—

	(Millions of yen)
	March 31, 2006	March 31, 2007	Increase (Decrease)
NET ASSETS

Shareholders’ equity

Common stock	—	335,000	—

Capital surplus
Additional paid-in capital	—	1,499,726	—
Total capital surplus	—	1,499,726	—

Earned surplus
Other earned surplus	—	152,024	—
Accumulated earned surplus	—	152,024	—
Total earned surplus	—	152,024	—

Total shareholders’ equity	—	1,986,751	—

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	—	1,812	—
Total unrealized gains (losses), translation adjustments, and others	—	1,812	—

TOTAL NET ASSETS	—	1,988,563	—

TOTAL LIABILITIES AND NET ASSETS	—	3,949,969	—

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2006	Year ended March 31, 2007	Increase (Decrease)
Telecommunications businesses
Operating revenues	1,967,812	1,907,832	(59,980)
Operating expenses	1,898,156	1,846,447	(51,709)
Business expenses	496,855	510,438	13,583
Operations	18,726	16,778	(1,947)
Maintenance expenses	490,417	481,998	(8,419)
Overhead expenses	109,950	101,707	(8,243)
Administration	127,402	117,226	(10,176)
Experiment and research	57,315	53,268	(4,046)
Depreciation and amortization	446,314	412,507	(33,807)
Retirement of fixed assets	41,084	42,771	1,686
Access charges	34,409	35,114	704
Miscellaneous taxes	75,678	74,636	(1,042)
Operating income from telecommunications businesses	69,656	61,385	(8,270)
Supplementary businesses
Operating revenues	157,520	153,562	(3,957)
Operating expenses	161,227	155,037	(6,190)
Operating income (losses) from supplementary businesses	(3,707)	(1,474)	2,232
Operating income	65,948	59,911	(6,037)
Non-operating revenues:	63,269	70,447	7,177
Interest income	45	35	(9)
Dividends received	339	11,247	10,907
Lease and rental income	55,685	54,255	(1,430)
Miscellaneous income	7,199	4,909	(2,290)

Non-operating expenses:	45,005	39,991	(5,014)
Interest expenses	16,406	13,858	(2,547)
Lease and rental expenses	24,086	19,975	(4,111)
Miscellaneous expenses	4,512	6,157	1,644
Recurring profit	84,212	90,366	6,154
Special profits	2,442	49,765	47,323
Gains on sales of fixed assets	2,442	49,765	47,323
Income before Income taxes	86,654	140,132	53,477
Corporation, inhabitant, and enterprise taxes	31,411	(9,263)	(40,675)
Deferred tax expenses (benefits)	3,989	65,077	61,087
Net income	51,253	84,318	33,065
Unappropriated retained earnings brought forward	50,008	—	—
Unappropriated retained earnings for the year	101,261	—	—

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

(Year ended March 31, 2007)

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2006	335,000	1,499,726	1,499,726	101,261	101,261	1,935,988	5,028	5,028	1,941,016
Net change during the annual period
Cash dividends*				(33,500)	(33,500)	(33,500)			(33,500)
Bonuses paid to directors and corporate auditors*				(55)	(55)	(55)			(55)
Net income				84,318	84,318	84,318			84,318
Others, net							(3,215)	(3,215)	(3,215)

Total net change during the annual period	—	—	—	50,762	50,762	50,762	(3,215)	(3,215)	47,547

March 31, 2007	335,000	1,499,726	1,499,726	152,024	152,024	1,986,751	1,812	1,812	1,988,563

(*)	Items approved at the shareholders’ meeting held in June 2006

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2006	Year ended March 31, 2007	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	1,294,098	1,159,041	(135,057)	(10.4)%
Monthly charge revenues*	801,186	739,811	(61,375)	(7.7)%
Call rates revenues*	183,977	151,550	(32,426)	(17.6)%
Interconnection call revenues*	213,119	181,751	(31,368)	(14.7)%
IP services revenues	270,799	359,462	88,662	32.7%
Leased circuit services revenues (excluding IP services revenues)	198,061	191,610	(6,451)	(3.3)%
Telegram services revenues	25,961	24,664	(1,297)	(5.0)%
Other telecommunications services revenues	178,890	173,053	(5,836)	(3.3)%

Telecommunications total revenues	1,967,812	1,907,832	(59,980)	(3.0)%

Supplementary business total revenues	157,520	153,562	(3,957)	(2.5)%

Total operating revenues	2,125,333	2,061,395	(63,937)	(3.0)%

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

		(Millions of yen)
		Year ended March 31, 2006	Year ended March 31, 2007	Increase (Decrease)
I	Cash flows from operating activities:
	Income before income taxes	86,654	140,132	53,477
	Depreciation and amortization	467,256	425,987	(41,268)
	Loss on disposal of property, plant and equipment	23,391	27,365	3,973
	Gains on sales of fixed assets	(2,442)	(49,765)	(47,323)
	Increase (decrease) in liability for employees’ retirement benefits	(73,899)	(82,871)	(8,972)
	(Increase) decrease in accounts receivable	40,204	(37,916)	(78,120)
	(Increase) decrease in inventories	(689)	(5,052)	(4,363)
	Increase (decrease) in accounts payable and accrued expenses	22,455	(16,753)	(39,209)
	Increase (decrease) in accrued consumption tax	(1,173)	2,431	3,605
	Other	(42,724)	37,480	80,204

	Sub-total	519,034	441,037	(77,996)
	Interest and dividends received	392	11,282	10,889
	Interest paid	(16,591)	(14,380)	2,210
	Income taxes received (paid)	21,195	(33,706)	(54,901)

	Net cash provided by (used in) operating activities	524,031	404,232	(119,798)

II	Cash flows from investing activities:
	Payments for property, plant and equipment	(420,613)	(427,832)	(7,219)
	Proceeds from sale of property, plant and equipment	5,022	55,343	50,320
	Payments for purchase of investment securities	(1,867)	(9,500)	(7,633)
	Proceeds from sale of investment securities	5,365	6,463	1,097
	Other	9,711	415	(9,296)

	Net cash provided by (used in) investing activities	(402,380)	(375,110)	27,269

III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	35,000	—	(35,000)
	Payments for settlement of long-term debt	(144,171)	(141,096)	3,075
	Net increase (decrease) in short-term borrowings	42,000	121,000	79,000
	Dividends paid	(33,500)	(33,500)	—

	Net cash provided by (used in) financing activities	(100,671)	(53,596)	47,075

IV	Net increase (decrease) in cash and cash equivalents	20,979	(24,474)	(45,454)
V	Cash and cash equivalents at beginning of period	121,055	142,034	20,979

VI	Cash and cash equivalents at end of period	142,034	117,559	(24,474)

7. Changes in Directors

(1)	Candidates for Senior Vice President

Hideo Naruse	(Executive Manager, Research and Development Center, Network Business Headquarters)

Hiroshi Nakagawa	(Executive Manager, General Affairs and Personnel Department )

Shigeru Toyoda	(Executive Manager, Accounts and Finance Department)

(2)	Senior Vice President scheduled to retire from office

Senior Vice President Masatoshi Kodama	(Scheduled to join NTT Software Corporation)

Senior Vice President Akihiko Okada	(Scheduled to join NTT Learning Systems Corporation)

(3)	Personnel scheduled to take posts of Executive Vice President

Executive Vice President

Senior Vice President	Fuminori Kozono

Note: Directors scheduled to retire from office will do so following the eighth regular shareholder meeting (June 22).

May 11, 2007

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2007

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for fiscal year ended March 31, 2007 are presented in the following attachments.

(Attachments)

1.	Summary of Results for Fiscal Year Ended March 31, 2007

2.	Non-Consolidated Comparative Balance Sheets

3.	Non-Consolidated Comparative Statements of Income

4.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5.	Business Results (Non-Consolidated Operating Revenues)

6.	Non-Consolidated Comparative Statements of Cash Flows

7.	Changes in Directors

Inquiries:

Mr. Shinji Uchida or Mr. Eiji Yoshinaka

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Summary of Results for Fiscal Year Ended March 31, 2007

During the fiscal year ended March 31, 2007, the Japanese economy remained on track for recovery, with improved corporate earnings and increased capital spending, despite the employment situation remaining severe in some sectors.

The information and telecommunications market has undergone substantial changes, with the development of “Triple Play” services that combine Internet access services with IP telephony and video distribution capabilities, and the advancement of IP-based fixed-mobile convergence and the merging of telecommunications and broadcasting. These changes were facilitated by the rapid proliferation of broadband access services and by technological innovation, which has moved Japan closer to the ubiquitous network society which the “u-Japan Policy” and “IT New Reform Strategy” envision.

In the dramatically growing broadband market, in particular, there was a net decrease in the number of ADSL contracts due to the changeover from ADSL to optical broadband access services, which has ushered in the era of a full-scale optical broadband network.

Meanwhile, the fixed-line telephone business environment has become harsher than before, due to more widespread use of mobile phones, as well as declining traffic volume and a decrease in users due to the switch-over to IP phones.

Faced with this drastically changing, competitive market environment, NTT Telegraph and Telephone West Corporation (NTT West) strove to provide high-quality, stable universal service. At the same time, NTT West designated fiscal 2006 as a critical year for achieving the NTT West Group Medium-Term Vision, and stepped up efforts to realign the business structure with optical broadband services at its center, enhance its lineup of access line services, develop attractive applications services and content, and develop solution businesses aimed at contributing to the revitalization and advancement of local communities on a larger scale. In line with this vision, NTT West proactively implemented the following measures:

1. Development of Broadband Business

(1) Expanded Broadband Access Services

Since the start of the “FLET’S ADSL” service in December 2000, NTT West has been actively working to augment its broadband access service lineup, by launching “B-FLET’S” in August 2001, “FLET’S HIKARI PREMIUM Family Type,” which provides IPv6-enabled high-quality video telephony and security protection as its basic functions, to customers in detached houses in March 2005, “FLET’S HIKARI PREMIUM Condominium Type” for customers in multi-dwelling houses in April 2005, and “FLET’S HIKARI PREMIUM Enterprise Type” for corporate customers, which enables high-quality transmission of a large volume of data at the high speed of 1Gbps, in August 2006.

In addition, with the aim of making broadband access services available to a wider variety of customers on a larger scale, NTT West stepped up marketing efforts to boost sales of “FLET’S HIKARI ”(*1) with a focus on “FLET’S HIKARI PREMIUM”, by promoting the benefits of triple play services. At the same time, NTT West strove to provide services in response to customer needs, by offering various discount programs on installation and other charges, and making 24-hour support available so that customers can use services with greater peace of mind.

As a result of these efforts, the number of subscriber lines for NTT West’s broadband services (“FLET’S HIKARI” and “FLET’S ADSL”), the most important of which is the “FLET’S HIKARI PREMIUM” service, topped 5 million in January 2007 in the western region of Japan. The number reached 5.22 million at the end of March 2007, of which 2.68 million was accounted for by “FLET’S HIKARI” subscriber lines, which exceeded the number of “FLET’S ADSL” subscriber lines.

(*1) A generic term for NTT West’s optical broadband services consisting of “FLET’S HIKARI PREMIUM”, and “B-FLET’S” services

(2) Expanded Broadband Application Services

In order to respond to the growing demand for lower telephone charges and higher-quality IP phone services, NTT West expanded its service lineups by introducing “HIKARI DENWA (optical IP telephony service) Business Type” in October 2003 and “HIKARI DENWA” for customers in multi-dwelling houses in September 2004. In June 2006 “HIKARI DENWA Office Type” was added to the conventional service lineup for small and medium-sized businesses. It allows the use of up to 8 channels with a maximum of 32 telephone numbers.

NTT West also launched a new plan, “HIKARI DENWA A (Ace)” in October 2006, as an economical service package that combines the “HIKARI DENWA” service with six additional services. The basic monthly charge for the package includes a maximum 3 hours of calling time.

In January 2006, NTT West also introduced a new application service featuring an IPv6-enabled videophone function, which provides videophone connections to “FLET’S Net Number,” a videophone service provided by NTT East, with the aim of providing customers with a higher level of convenience.

In addition, NTT also enhanced the security features of “FLET’S HIKARI PREMIUM” and “FLET’S v6 Appli,” as part of its efforts to allow customers to enjoy their broadband environments with an enhanced sense of security.

In the field of broadband content distribution, NTT West has been providing attractive content exclusive to FLET’S services, on its “FLET’S SQUARE” website dedicated to FLET’S service users, in collaboration with the Takarazuka Revue Company, The Walt Disney Company Japan, Ltd., and USEN CORPORATION.

NTT West also worked to promote and expand Triple Play services for FLET’S HIKARI PREMIUM users, through ongoing alliances with such companies as OptiCast Marketing Inc., the marketer of multi-channel broadcasting service “Sukapa!-HIKARI,” and On Demand TV, Inc., the provider of a video distribution service called “On Demand TV.”

(3) Efforts to Improve Optical Fiber Broadband Service Quality

In response to the major system failure in the “HIKARI DENWA” service that occurred in March 2006, NTT West launched the cross-divisional “Optical Fiber Broadband Service Quality Improvement Project” at its head office in May 2006. This was designed to allow prompt, preventive steps to be taken, including reinforcing the development system, improving network reliability by installing additional equipment, reducing service restoration time, and providing information to customers in a more effective manner, while continuing efforts to improve the quality of optical fiber broadband services. In response to an event that caused connection difficulties, NTT West also set up the “HIKARI Network Quality Evaluation & Improvement Project Team” to reexamine the processing capacity of the entire network and the performance of the equipment, installed additional servers on a priority basis, and rerouted lines for load distribution, in a bid to further improve reliability, on an emergency basis.

In addition, NTT West improved its training programs with the aim of rapidly developing a large number of optical IP engineers, and assigned younger employees in particular to development sections in order to facilitate their technical education. At the same time, NTT West actively worked on the improvement of customer service by providing timely information to customers and customer service sections on the Web, reducing service restoration time by developing a database of breakdowns and congestion, and reinforcing the of responsible departments capacity to respond to breakdowns more swiftly.

2. Development of Solution Businesses

In anticipation of a sharp rise in IT investment by small and medium-sized businesses in the coming years, NTT West expanded its solution business by introducing the “Business Solution Package” that allows customers to reduce communication costs and enhance information security. NTT West also newly established its “Solution Business Promotion System” at its head office and all the branches.

In addition, in response to the growing interest in business continuity planning (BCP)” among corporations and local governments, NTT West launched “BCP Total Solution,” a solution package that systematizes planning, implementation of measures, and operational management of BCP activities, while setting up its new “BCP Solution Business Promotion System” at its head office and all branches.

Moreover, in the company’s area of operations, there are many places where demand for optical fiber access services is low, such as remote islands and mountainous areas. To help bridge the digital divide in those places, NTT West has actively participated in national and local government initiatives by providing support in the development of community information systems, and delivering proposals based on the use of subsidies and the IRU (indefeasible Right of Use) concept (*2).

Furthermore, in response to the enactment of the Financial Instruments and Exchange Law (the Japanese version of the Sarbanes Oxley Act (*3)) in June 2006, NTT West set up a project to address internal control issues, and launched its “Internal Control Support Solution,” a solution package that systematizes support for the documentation, testing, and assessment of internal controls, and the development of information systems.

(*2) IRU: Indefeasible Right of Use, a long-term usage right which cannot be nullified or terminated without the agreement of the parties involved in the contract or agreement.

(*3) The Japanese version of the corporate reform act passed in the U.S. in July 2002. The act calls for improvement in accounting audit systems, and stricter internal control in corporations, with the objective of preventing accounting fraud and ensuring compliance.

3. Expansion of NTT West Group Operations

NTT NEOMEIT CORPORATION started the “HIKARI DENWA TEIDEN ANSHIN Service,” which allows customers to enjoy uninterrupted use of optical line-based telephone services even in the event of power outage, and also launched a trial service of high-speed PLC (Power Line Communication) (*4).

NTT NEOMEIT also started accepting advance applications for subscription to the “WEBCALLING” service that allows users to make inquiries about products and services on the Internet free of charge.

NTT NEOMEIT also launched “HIKARI MOBILE my PC,” a service that allows customers to remotely operate their home and office personal computers. Customers are able to run application programs, check e-mail, browse web sites, listen to music, and view moving pictures, using their mobile terminals while away from home or out of the office.

Meanwhile, NTT MARKETING ACT CORPORATION entered into business tie-ups with Japan Staff Leasing Co., Ltd. and Aso Humaney Center Corporation to expand the service area of its job placement support service for members of the business-based SNS (social networking site) called “CA-RA-REER.” The service, which was formerly only available in the Tokyo metropolitan area and Osaka Prefecture, is now accessible to members in all parts of western Japan.

The mobile phone comic distribution site “Comic I,” which is operated by NTT SOLMARE CORPORATION, saw the number of downloads of paid content steadily growing to reach approximately 100 million 32 months after the launch of the service, thanks to an increasing number of flat-rate packet plan users, and the expanding mobile comic market.

(*4) a service that enables simplified home networking using domestic power lines.

4. Measures for Fixed-Line Telephone Services

In the face of a declining traffic volume due to the widespread use of mobile phones, the diffusion of IP-based optical phone services on a full scale, and the advancement of direct subscriber telephone services using dry copper lines, NTT West continued to offer a variety of telephone charge discount programs to attract customers to stay with its fixed-line plans. These plans include “ICHIRITTSU,” a plan that applies a flat rate charge to in-prefecture calls, and “WARIMAX PLUS,” a plan that applies a fixed-rate discount to in-prefecture telephone charges exceeding 10,000 yen, NTT West also reduced the charge for the “SANKYU (THANK YOU) DIAL 0039” service that connects a call from a fixed-line telephone to a mobile phone, in January 2007.

5. Review of Business Operation Structure

In order to adapt to a full-fledged optical broadband era, NTT West reviewed its business operation structure in July 2006, in a bid to make a shift in its axis of business operations toward optical broadband services, implement a “completely market-oriented approach,” and pursue “improvement in service quality.” NTT West reorganized its headquarters operations into a “function-based business promotion structure” that enables the organization to deal with the optical broadband business in a specialized manner, and at the same time set up the “Strategic Project Promotion Headquarters” in order to respond to critical cross-divisional issues more flexibly and swiftly. NTT West also revised its marketing structure, replacing its previous 16-branch structure with an organization consisting of a branch in all 30 prefectures in the western Japan region, in order to promote a community-based marketing approach. Also, in order to adapt to the multi-polar, disbursed market structure peculiar to western Japan, NTT West set up a regional headquarters in each of the Kansai, Tokai, Hokuriku, Chugoku, Shikoku, and Kyushu regions. The regional headquarters are responsible for region-specific strategies and coordination. Further, NTT West consolidated three categories of subsidiary company (responsible for marketing, facilities, and general affairs), which had previously been under the control of each branch, into a newly created regional company to provide a higher level of customer service including the implementation of a flow-through operation system for fiber optic-based services.

Meanwhile, NTT West contracted out the construction, operation, and maintenance of networks collectively to NTT NEOMEIT CORPORATION, in order to enhance and strengthen the operation and maintenance systems for IP-based services, and at the same time, to better respond to diversified employment patterns and improve the level of expertise. Furthermore, NTT West also decided to contract out call center operations including the number 104 service (for directory assistance) to NTT MARKETING ACT CORPORATION, seeking to enhance marketing capabilities, and maintain and improve the level of customer service. NTT MARKETING ACT has also assumed responsibility for on the function of securing, supplying, and developing human resources for call center operations including the number 116 service.

In addition, in March 2007, NTT West newly established NTT WEST-CHUGOKU IT-MATE, NTT WEST-SHIKOKU IT-MATE, and NTT WEST-KYUSHU IT-MATE, which provide temporary staff mainly for system engineering work and repair services for IP-based systems, in the field of NTT West’s solution businesses.

6. Major CSR Efforts

The NTT West Group sees its corporate social responsibility (CSR) as a principal pillar of management, and has been constantly developing “value creation” activities, in which every employee works to improve the NTT West Group’s corporate value by creating “social value” for customers and the global environment and local communities, “economic value” for shareholders, and “human value” for employees, taking full advantage of the NTT West Group’s strengths, technology, resources, and know-how in primary business operations.

Specifically, the NTT West Group reinforced its CSR organization by creating the “CSR Promotion Office” and “CSR Promotion Council,” and held seminars for top management, and training workshops for all levels of employees.

The NTT West Group also issued the “NTT West Group CSR Report 2006,” and posted this report on the NTT West’s official website, to help stakeholders understand the NTT West Group’s CSR policies and efforts as well as facilitate communication with customers.

Furthermore, the NTT West Group held training sessions for all levels of employees including executives, to more widely spread and more firmly establish the concept of compliance and the sense of business risk management on which CSR efforts are founded, among people across the organization. At the same time, NTT West set up the “Business Risk Management Promotion Committee,” with the aim of cultivating high ethical standards and creating a solid corporate culture that prevents employees from engaging fraud and misconduct. NTT West also introduced a group-wide campaign against drunk driving, in an effort to ensure that nobody drives or allows others to drive while intoxicated.

As for information security, the NTT West Group, in line with the Law Concerning the Protection of Personal Information that came fully into force in April 2005, stepped up its efforts across the organization to enhance protection of customer information. These efforts include holding training sessions for NTT West Group companies to ensure complete implementation of information management, checking system logs and access authorization status, conducting a sweeping inspection of employees’ home-use personal computers and other terminal equipment to see whether they store data related to the company’s business activities, and implementing web-based employee self-evaluation to check the level of understanding about the risk of file transfer software.

Furthermore, to supplement the conventional Disaster Emergency Dengon (Message) Dial “171 service,” which allows callers to check the safety of their families, relatives, and friends in disaster-stricken areas, NTT West began to operate the “Broadband Disaster Message Board (web 171)” service in October 2006.

In the meantime, for customers who were unable to use their telephones for over 24 hours due to building damage caused by heavy rains, typhoons, or earthquakes, or due to evacuation orders or advisories, NTT West waived the basic telephone charges for the affected period. For customers who were forced to move from damaged buildings to temporary housing, and needed to have their telephone sets reinstalled, NTT West waived reinstallation charges as well.

Until recently, NTT West had been providing universal service based on the Law Concerning Nippon Telegraph and Telephone Corporation (“NTT Law”). The increasingly harsher business conditions for fixed-line telephone services, however, made it difficult to maintain universal service based on the management efforts of NTT West alone. Under such circumstances, a new universal service funding system was set up in January 2007, in which telecommunications carriers share the costs and make an appropriate contribution to the fund. Under the new framework, NTT West will also continue its efforts to provide universal service that is equally and stably accessible to everyone.

Also, in order to conduct technological verification, and ascertain customer needs, toward making a secure, safe, and high-quality next generation network (NGN) commercially available on a full scale, NTT West opened a showroom for field trials in Osaka (Umeda) in December 2006. Meanwhile, NTT West has been conducting trials for NTT Group employees since January 2007, and has also been recruiting monitors for extensive trials targeted at general customers starting in April 2007.

In order to lay a solid foundation for these efforts, the NTT West Group has continually strived to secure the confidence of customers, by pushing forward with ongoing group-wide “customer-first activities” so that customers can use its services with a sense of security.

As a result of the above efforts, operating revenue, ordinary income, and net income for the fiscal year ended March 31, 2006 amounted to 1, 951.5 billion yen (down 3.8% from the previous year), 54.0 billion yen (down 4.4% from the previous year), and 28.3 billion yen (down 13.3% from the previous year), respectively, marking the fifth consecutive year of positive net income.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2006	March 31, 2007	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets-telecommunications businesses
Property, plant and equipment	2,920,831	2,863,597	(57,233)
Machinery and equipment	606,429	602,347	(4,082)
Antenna facilities	10,514	9,745	(768)
Terminal equipment	29,877	27,010	(2,866)
Local line facilities	829,435	838,649	9,214
Long-distance line facilities	7,198	6,213	(985)
Engineering facilities	631,497	618,545	(12,951)
Submarine line facilities	4,542	4,181	(360)
Buildings	520,264	503,489	(16,774)
Structures	19,643	18,444	(1,198)
Other machinery and equipment	1,693	1,527	(165)
Vehicles and vessels	152	226	73
Tools, furniture and fixtures	35,139	35,303	163
Land	187,357	178,272	(9,084)
Construction in progress	37,085	19,639	(17,446)
Intangible fixed assets	99,788	107,197	7,408
Total fixed assets—telecommunications businesses	3,020,619	2,970,794	(49,824)
Investments and other assets
Investment securities	7,780	6,318	(1,461)
Investments in subsidiaries and affiliated companies	60,626	52,120	(8,505)
Long-term prepaid expenses	2,707	3,302	595
Deferred income taxes	360,666	276,501	(84,165)
Other investments and assets	12,335	12,096	(239)
Allowance for doubtful accounts	(1,638)	(1,555)	82
Total investments and other assets	442,478	348,784	(93,694)
Total fixed assets	3,463,098	3,319,579	(143,519)

Current assets:
Cash and bank deposits	90,274	60,710	(29,564)
Notes receivable	4	275	270
Accounts receivable, trade	333,158	371,925	38,766
Accounts receivable, other	19,003	55,101	36,097
Supplies	39,094	32,577	(6,516)
Advance payment	3,147	2,106	(1,040)
Prepaid expenses	5,484	5,543	58
Deferred income taxes	7,106	5,713	(1,393)
Other current assets	23,689	19,515	(4,174)
Allowance for doubtful accounts	(2,233)	(2,025)	207
Total current assets	518,729	551,444	32,714

TOTAL ASSETS	3,981,828	3,871,023	(110,805)

	(Millions of yen)
	March 31, 2006	March 31, 2007	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	1,058,132	1,074,757	16,624
Liability for employees’ retirement benefits	632,917	548,165	(84,752)
Other long-term liabilities	12,690	20,780	8,090
Total long-term liabilities	1,703,740	1,643,702	(60,037)

Current liabilities:
Current portion of long-term borrowings from parent company	193,746	212,625	18,878
Accounts payable, trade	133,973	91,827	(42,146)
Short-term borrowings	—	30,000	30,000
Accounts payable, other	248,807	263,243	14,436
Accrued expenses	22,711	21,281	(1,430)
Accrued taxes on income	1,101	819	(282)
Advance received	6,459	7,313	853
Deposit received	68,002	42,733	(25,268)
Unearned revenue	143	178	34
Other current liabilities	50,576	7,706	(42,870)
Total current liabilities	725,524	677,729	(47,794)

TOTAL LIABILITIES	2,429,264	2,321,431	(107,832)

SHAREHOLDERS’ EQUITY

Common stock	312,000	—	—

Capital surplus
Additional paid-in capital	1,170,054	—	—
Total capital surplus	1,170,054	—	—

Earned surplus
Unappropriated retained earnings for the year	70,112	—	—
Total earned surplus	70,112	—	—

Net unrealized gains (losses) on securities	396	—	—

TOTAL SHAREHOLDERS’ EQUITY	1,552,563	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,981,828	—	—

	(Millions of yen)
	March 31, 2006	March 31, 2007	Increase (Decrease)
NET ASSETS

Shareholders’ equity
Common stock	—	312,000	—

Capital surplus
Additional paid-in capital	—	1,170,054	—
Total capital surplus	—	1,170,054	—

Earned surplus
Other earned surplus	—	67,191	—
Accumulated earned surplus	—	67,191	—
Total earned surplus	—	67,191	—
Total shareholders’ equity	—	1,549,245	—

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	—	345	—
Total unrealized gains (losses), translation adjustments, and others	—	345	—

TOTAL NET ASSETS	—	1,549,591	—

TOTAL LIABILITIES AND NET ASSETS	—	3,871,023	—

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2006	Year ended March 31, 2007	Increase (Decrease)
Telecommunications businesses
Operating revenues	1,860,339	1,795,202	(65,136)
Operating expenses	1,823,115	1,770,819	(52,296)
Business expenses	469,461	433,191	(36,270)
Operations	23,193	19,578	(3,615)
Maintenance expenses	515,648	503,557	(12,091)
Overhead expenses	90,187	81,266	(8,921)
Administration	103,831	101,548	(2,283)
Experiment and research	52,190	48,852	(3,337)
Depreciation and amortization	420,818	439,088	18,269
Retirement of fixed assets	47,540	42,139	(5,401)
Access charges	29,209	30,752	1,543
Miscellaneous taxes	71,033	70,844	(188)
Operating income from telecommunications businesses	37,223	24,382	(12,840)
Supplementary businesses
Operating revenues	169,287	156,313	(12,973)
Operating expenses	174,470	160,212	(14,257)
Operating income (losses) from supplementary businesses	(5,183)	(3,898)	1,284
Operating income	32,040	20,483	(11,556)
Non-operating revenues:	66,633	76,856	10,222
Interest income	6	7	1
Dividends received	14,261	23,979	9,717
Lease and rental income	46,459	47,753	1,294
Miscellaneous income	5,907	5,115	(791)
Non-operating expenses:	42,173	43,328	1,155
Interest expenses	17,273	18,572	1,299
Lease and rental expenses	21,239	21,044	(194)
Miscellaneous expenses	3,660	3,711	50
Recurring profit	56,500	54,011	(2,489)
Special profits	18,188	46,820	28,631
Gains on sales of fixed assets	18,188	46,820	28,631
Special losses	—	13,127	13,127
Write-off of investments in affiliated companies	—	13,127	13,127
Income before Income taxes	74,689	87,704	13,014
Corporation, inhabitant, and enterprise taxes	10,534	(26,417)	(36,952)
Deferred tax expenses (benefits)	31,456	85,787	54,330
Net income	32,697	28,333	(4,363)
Unappropriated retained earnings brought forward	37,415	—	—
Unappropriated retained earnings for the year	70,112	—	—

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

(Year ended March 31, 2007)

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2006	312,000	1,170,054	1,170,054	70,112	70,112	1,552,166	396	396	1,552,563

Net change during the annual period

Cash dividends*				(31,200)	(31,200)	(31,200)			(31,200)

Bonuses paid to directors and corporate auditors*				(55)	(55)	(55)			(55)

Net income				28,333	28,333	28,333			28,333

Others, net							(50)	(50)	(50)

Total net change during the annual period	—	—	—	(2,921)	(2,921)	(2,921)	(50)	(50)	(2,972)

March 31, 2007	312,000	1,170,054	1,170,054	67,191	67,191	1,549,245	345	345	1,549,591

(*)	Items approved at the shareholders’ meeting held in June 2006

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2006	Year ended March 31, 2007	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	1,259,541	1,140,098	(119,443)	(9.5%)
Monthly charge revenues*	780,312	724,837	(55,474)	(7.1%)
Call rates revenues*	179,099	146,400	(32,698)	(18.3%)
Interconnection call revenues*	210,827	188,570	(22,256)	(10.6%)
IP services revenues	229,572	304,961	75,389	32.8%
Leased circuit services revenues (excluding IP services revenues)	171,695	165,630	(6,064)	(3.5%)
Telegram services revenues	29,806	27,630	(2,176)	(7.3%)
Other telecommunications services revenues	169,721	156,880	(12,841)	(7.6%)

Telecommunications total revenues	1,860,339	1,795,202	(65,136)	(3.5%)

Supplementary business total revenues	169,287	156,313	(12,973)	(7.7%)

Total operating revenues	2,029,626	1,951,515	(78,110)	(3.8%)

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

		(Millions of yen)
		Year ended March 31, 2006	Year ended March 31, 2007	Increase (Decrease)
I	Cash flows from operating activities:
	Income before income taxes	74,689	87,704	13,014
	Depreciation and amortization	435,236	455,156	19,919
	Loss on disposal of property, plant and equipment	27,308	20,291	(7,016)
	Increase (decrease) in liability for employees’ retirement benefits	(77,173)	(84,752)	(7,579)
	(Increase) decrease in accounts receivable	49,638	(38,706)	(88,345)
	(Increase) decrease in inventories	(4,261)	6,516	10,777
	Increase (decrease) in accounts payable and accrued expenses	(48,685)	(16,259)	32,426
	(Increase) decrease in accounts consumption tax receivable	(2,743)	2,805	5,549
	Increase (decrease) in accrued consumption tax	—	2,896	2,896
	Other	8,416	(93,665)	(102,081)

	Sub-total	462,426	341,987	(120,439)
	Interest and dividends received	14,267	23,986	9,718
	Interest paid	(17,326)	(18,211)	(885)
	Income taxes received (paid)	54,661	(12,836)	(67,498)

	Net cash provided by (used in) operating activities	514,029	334,926	(179,103)

II	Cash flows from investing activities:
	Payments for property, plant and equipment	(476,274)	(416,277)	59,997
	Proceeds from sale of property, plant and equipment	15,264	59,396	44,132
	Payments for purchase of investment securities	(49,646)	(6,452)	43,194
	Proceeds from sale of investment securities	2,244	3,147	902
	Other	(2,375)	(355)	2,020

	Net cash provided by (used in) investing activities	(510,787)	(360,541)	150,246

III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	196,685	229,250	32,565
	Payments for settlement of long-term debt	(200,090)	(193,746)	6,343
	Net increase (decrease) in short-term borrowings	3,000	(15,000)	(18,000)
	Dividends paid	(31,200)	(31,200)	—

	Net cash provided by (used in) financing activities	(31,605)	(10,696)	20,908

IV	Net increase (decrease) in cash and cash equivalents	(28,364)	(36,312)	(7,948)
V	Cash and cash equivalents at beginning of period	128,920	100,556	(28,364)

VI	Cash and cash equivalents at end of period	100,556	64,244	(36,312)

7. Changes in Directors

1.	Candidates for Senior Vice President

Hiroo Inoue	Executive Vice President and Director, Senior Executive Manager, General Affairs Department, NTT DATA Corporation

Toshikatsu Ogura	Senior Executive Manager, Kyusyu Regional Headquarter; General Manager, Fukuoka Branch

Hirokazu Mutou	Executive Manager, Business Partner Sales Department Marketing Department

Wataru Hashimoto	Senior Executive Manager, Chugoku Regional Headquarter; General Manager, Hiroshima Branch

Kouichi Takahatake	Senior Executive Manager, Service Management Department

Shigeki Fujiwara	Director, Postal Savings Promotion Society

2.	Candidates for New Auditor

Akira Sakashita	Director, Senior Executive Manager, Financial System Division, NTT COMWARE Corporation

3.	Directors Scheduled to Resign from Office

Tsutomu Ebe	Senior Executive Vice President	(Scheduled to join Nippon Telegraph and Telephone Corporation)

Jun-ichi Yuuki	Senior Executive Vice President

Shinji Jikuya	Senior Vice President	(Scheduled to join NTT Publishing Corporation)

Takayuki Watanabe	Senior Vice President	(Scheduled to join KYOWA EXEO Corporation)

Takushi Itoh	Senior Vice President	(Scheduled to join NIPPON DENWA SHISETSU Corporation)

4.	Auditor scheduled to Resign from office

Sadayoshi Ishikawa	Auditor

5.	Persons Scheduled to Become Senior Executive Vice Presidents, and Executive Vice President

(1)	Scheduled to Become Senior Executive Vice Presidents

Executive Vice President	Shinichi Otake

Hiroo Inoue

(2)	Scheduled to Become Executive Vice President

Senior Vice President	Yukihiro Ozaki

(Notes)

-	Hiroo Inoue is scheduled to become a Senior Vice President on June 28, 2007, and will be appointed as Senior Executive Vice President of NTT WEST on the same day.

-	Both Mr. Akira Sakashita, who is scheduled to be newly appointed as Auditor, and Mr. Kazuaki Katori, who is scheduled to be reappointed as Auditor, have met the requirements for external Auditor.

-

The retiring officers are scheduled to retire at the close of the 8th Ordinary Meeting of Shareholders of NTT West, except Senior Executive Vice President and Chief Executive Officer Mr. Tsutomu Ebe and Senior Vice President Mr. Takushi Itoh who are scheduled to retire on June 28, 2007 and June 30, 2007, respectively.

May 11, 2007

NTT Communications Corporation

NTT Communications’ Financial Results

for Fiscal Year Ended March 31, 2007

NTT Com Announces Financial Results For Fiscal Year Ended March 31, 2007

Summary of financial statements (Reference)

Financial Results Outline for Fiscal Year Ended March 31, 2007 (PPT Presentation)

NTT Communications’ Major Services (Reference)

May 11, 2007

NTT Com Announces Financial Results

for Fiscal Year Ended March 31, 2007

TOKYO, JAPAN –– NTT Communications (NTT Com) today announced its non-consolidated financial results for the fiscal year ended March 31, 2007.

Operating revenues rose 1.6% year on year, or 17.6 billion yen, to 1,145.4 billion yen and recurring profit rose 8.3%, or 5.9 billion yen, to 77.8 billion yen. Revenues from data communications services (excluding IP) such as leased circuits and packet-switching continued to decline, but revenues held steady in IP services, such as wide-area LAN and OCN-brand Internet access services and solutions services. Although personnel costs increased due to restructuring of the Enterprise Business Division, other business costs decreased, resulting in operating expenses rising only 0.7%, or 7.8 billion yen, to 1,068.1 billion yen.

Net income decreased 3.5%, or 1.0 billion yen, to 30.3 billion yen. This included special profits of 11.3 billion yen consisting of 5.7 billion yen from the dissolution of NTT Investment Singapore Pte. Ltd. and 5.6 billion yen from the sale of fixed assets. Special losses of 28.4 billion yen included revaluation losses of 19.9 billion yen of its affiliate company, NTT USA, Inc.

All results are based on Japanese accounting principles.

BACKGROUND

The Japanese information and communication market underwent further rapid change due to continuing transition to IP, broadband and mobile technologies. As a result, fixed-line/mobile and telecommunications/broadcasting companies and services evolved through both convergence and competitive selection.

Portals offering search engines and video content expanded worldwide, as did personal-information communication, including social networking services and blogs, demonstrating that information and communication technology (ICT) is continuing to reshape lifestyles and business models.

Companies came under greater pressure to address information-related risks through measures such as compliance with the Personal Information Protection Law and Japanese SOX Law. At the same time, the importance of corporate social responsibility grew, particularly in terms of shareholders and customers.

The competitive landscape of the global information and communication market was reshaped by mergers and acquisitions among telecommunications and Internet companies in the United States and cross-border alliances among carriers in Europe.

BUSINESS STRATEGIES

NTT Com designated 2006 as the year of its “second foundation.” By providing total ICT solutions on a global, one-stop basis, NTT Com is working to create new lifestyles and business models, and to empower corporate customers to meet their internal operational needs, as well as the needs of their customers.

In November 2006 the NTT Com Group introduced its Business Vision 2010, a plan for achieving new growth by providing customers with new value and thereby earning their greater satisfaction and trust. By helping customers to bridge present and future potential, NTT Com aims not only to earn the trust of customers worldwide, but also to contribute to an affluent society in which people can live rewarding lives with peace of mind.

To better fulfill this mission, the NTT Com Group added portal and engine services as its sixth business domain for new growth, along with solution, network-management, security, global and ubiquitous services.

Deploying business under the six business domain, as an “ICT Solution Partner,” the NTT Com Group provided corporations with consulting-based solutions to help them address their ICT needs. For the Internet services, under the slogan “CreativE-Life for Everyone,” the NTT Com Group positioned NTT Resonant’s “goo” portal as a core Internet-related offering, in addition to OCN and “plala” Internet access, IP telephone and video content.

While placing top priority on customer and market needs in terms of operations and services, the NTT Com Group undertook new measures to improve corporate marketing, product delivery and maintenance capabilities. The system for personnel evaluation was strengthened and other operational and structural reforms were adopted with the goal of increasing revenues and profits in strategic growth areas. Strong emphasis was placed on frontline empowerment, employee character quality and overall corporate strength.

OPERATING RESULTS

1. Voice Services

Operating revenues from voice transmission services (excluding IP services) decreased 2.1%, or 9.8 billion yen, to 462.9 billion yen. Although revenues declined in the shrinking fixed-line segment, revenues from other non-IP voice transmission services, including the PL@TINUM LINE discount calling plan and diversified toll-free calling services were either sustained or increased. Efforts to raise market share in international voice services included more aggressive sales and offering the SEKAIWARI plan to PL@TINUM LINE customers.

2. IP Services

Operating revenues from IP services rose 5.2%, or 15.9 billion yen, to 319.7 billion yen. Revenue growth was achieved with wide-area LAN services and OCN Internet-access services, the latter accounting for 6.09 million subscribers as of March 2007.

3. Data Communications Services (excluding IP)

Operating revenues from non-IP data communications services declined 9.0%, or 15.9 billion yen, to 160.9 billion yen. The decline reflected the costs of merging or eliminating selected networks and customer migration to IP services. Efforts to sustain revenues included the offering of simple yet highly reliable services.

4. Solutions Services

Operating revenues from solutions services rose 19.2%, or 26.7 billion yen, to 165.8 billion yen. System-integration service revenues increased due to a restructuring of the Enterprise Business Division designed to strengthen delivery of corporate services. In addition, fixed-fee maintenance and data-center service revenues grew steadily.

5. Others

Other operating revenues, mainly from the leasing of facilities and resale of products, rose 2.2%, or 700 million yen, to 36.0 billion yen.

MEASURES FOR FISCAL 2007

In fiscal 2007, the first full year of NTT Com’s Business Vision 2010, further revenue growth is projected in the strategic areas of IP services and solutions. NTT Com will implement new strategies to facilitate this growth, as well as bolster its overall business platform.

For corporate business operations, in April 2007, NTT Com’s Enterprise Business Division was further reorganized by industry into five separate units, and NTT Com group companies providing other system engineering services were reorganized under a unified structure. The changes enable NTT Com to provide ICT solutions more efficiently in a one-stop, integrated manner. By providing consulting carefully tailored to each industry or business, and by delivering highly added-value solutions, the group expects to serve as a truly reliable partner that customers can depend on for their ICT needs. At the same time, aggressive efforts will be made to acquire new customers and expand business domains.

In global operations, NTT Com opened representative offices in Dubai, UAE last December and Warsaw, Poland in April 2007, expanding its overseas network to 21 countries. The continuing acceleration of overseas operations was exemplified by an agreement in March to construct an undersea cable connecting Japan and Russia by the end of 2007. Highly valued-added services combining strengthened data-communications services and ICT management will be delivered on a one-stop basis to customers worldwide.

In Internet business service, a strengthened service-delivery platform has been realized by consolidating Internet-related group companies under NTT Com. With more than six million OCN subscribers, as well as plala and NTT Resonant Inc.’s goo subscribers, NTT Com expects not only to realize greater operational efficiency, but also to develop advanced services and delivery methods that will facilitate new lifestyles, and thereby expand demand to help the NTT Group achieve its goal of 30 million fiber-optic lines by 2010.

The company remains committed to its ongoing group-wide review of value chains that support overall business, as well as raise the quality of both operations and maintenance services.

In summary, NTT Com intends to enhance corporate efficiencies and strengths by continuously reviewing its businesses, products and operations in terms of customer needs and market trends.

# # #

About NTT Com

NTT Communications Corporation (NTT Com) provides information and communications technology (ICT) solutions worldwide with dedicated professionals stationed in 21 countries. Renowned as an IPv6 technology pioneer and managed service expert, NTT Com offers diverse high-quality IP, Web-based, and managed network solutions combining network management, security, ubiquitous, Web portals/engines, and global services. Its world-class Tier 1 Internet backbone and secure closed networks with over 98,000 MPLS ports, combined with the networks of partner companies around the world, connect more than 200 countries. The company earned non-consolidated revenues exceeding one trillion yen (about US$1.2 billion) in fiscal 2006 ended March 31, 2007. NTT Com started as a long-distance phone company in 1999 after the reorganization of the NTT Group, and is the wholly-owned subsidiary of NTT, one of the world’s largest telecommunications companies. NTT is listed on the Japan, London and New York stock exchanges. Please visit www.ntt.com.

For More Information

(Mr.) Noboru Takeuchi or (Mr.) Toru Maruta

Accounts and Finance Department, NTT Communications

Tel. +81 3 6700 4311

Email: infoaf@ntt.com

Attachment 1

Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2006	March 31, 2007	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment	487,365	462,233	(25,131)
Machinery and equipment	167,105	154,415	(12,690)
Antenna facilities	4,010	2,271	(1,738)
Terminal equipment	3,064	2,333	(731)
Local line facilities	950	818	(132)
Long-distance line facilities	12,676	11,040	(1,636)
Engineering facilities	74,474	70,854	(3,620)
Submarine line facilities	7,080	5,646	(1,433)
Buildings	134,442	127,325	(7,117)
Structures	4,205	3,694	(511)
Other machinery and equipment	301	248	(52)
Vehicles and vessels	50	33	(17)
Tools, furniture and fixtures	29,280	27,550	(1,730)
Land	39,214	46,796	7,581
Construction in progress	10,507	9,206	(1,301)
Intangible fixed assets	154,214	135,041	(19,173)
Total fixed assets - telecommunications businesses	641,580	597,274	(44,305)
Investments and other assets
Investment securities	103,625	131,813	28,187
Investments in subsidiaries and affiliated companies*	102,183	104,375	2,191
Investment in capital	30	31	0
Contributions to affiliated companies*	849	1,792	942
Long-term loans receivable	338	225	(112)
Long-term loans receivable to subsidiaries	74,299	63,903	(10,396)
Long-term prepaid expenses	1,470	995	(475)
Deferred income taxes	162,895	147,462	(15,433)
Other investments and assets	18,523	20,823	2,299
Allowance for doubtful accounts	(571)	(772)	(201)
Total investments and other assets	463,647	470,650	7,003
Total fixed assets	1,105,227	1,067,925	(37,301)

Current assets:
Cash and bank deposits	72,791	30,384	(42,407)
Notes receivable	251	44	(206)
Accounts receivable, trade	176,084	213,299	37,215
Accounts receivable, other	93,341	18,589	(74,752)
Securities	19	10	(9)
Supplies	8,621	8,044	(576)
Advance payment	5,016	3,569	(1,446)
Prepaid expenses	1,753	1,672	(81)
Deferred income taxes	4,666	5,318	652
Short-term loans receivable	204	13,216	13,011
Subsidiary deposits	—	45,827	45,827
Other current assets	8,202	6,243	(1,959)
Allowance for doubtful accounts	(1,792)	(1,686)	105
Total current assets	369,160	344,533	(24,626)

TOTAL ASSETS	1,474,387	1,412,459	(61,928)

*	The entry for “Investments in subsidiaries and affiliated companies” has been separated into two items: “Investments in subsidiaries and affiliated companies” and “Contributions to affiliated companies.”

	(Millions of yen)
	March 31, 2006	March 31, 2007	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	688,124	464,286	(223,838)
Liability for employees’ retirement benefits	72,783	82,555	9,771
Other long-term liabilities	12,328	12,332	3
Total long-term liabilities	773,236	559,174	(214,062)

Current liabilities:
Current portion of long-term borrowings from parent company	76,167	122,345	46,177
Accounts payable, trade	40,822	47,894	7,071
Accounts payable, other	136,238	174,472	38,234
Accrued expenses	8,401	7,992	(409)
Accrued taxes on income	—	1,268	1,268
Advance received	3,975	4,562	586
Deposit received	4,370	5,160	790
Unearned revenue	122	114	(8)
Allowance for losses on construction contracts	—	85	85
Other current liabilities	1,795	6,385	4,590
Total current liabilities	271,894	370,282	98,387

TOTAL LIABILITIES	1,045,131	929,456	(115,675)

SHAREHOLDERS’ EQUITY

Common stock	211,650	—	—

Capital surplus
Additional paid-in capital	119,149	—	—
Total capital surplus	119,149	—	—

Earned surplus
Unappropriated retained earnings for the year	63,925	—	—
Total earned surplus	63,925	—	—

Net unrealized gains (losses) on securities	34,531	—	—

TOTAL SHAREHOLDERS' EQUITY	429,256	—	—

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,474,387	—	—

	(Millions of yen)
	March 31, 2006	March 31, 2007	Increase (Decrease)
NET ASSETS

Shareholders' equity
Common stock	—	211,763	—
Capital surplus
Additional paid-in capital	—	131,615	—
Total capital surplus	—	131,615	—
Earned surplus
Other earned surplus	—	85,520	—
Accumulated earned surplus	—	85,520	—
Total earned surplus	—	85,520	—
Total shareholders' equity	—	428,899	—

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	—	54,103	—
Total unrealized gains (losses), translation adjustments, and others	—	54,103	—

TOTAL NET ASSETS	—	483,002	—

TOTAL LIABILITIES AND NET ASSETS	—	1,412,459	—

Attachment 2

Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2006	Year ended March 31, 2007	Increase (Decrease)
Telecommunications businesses
Operating revenues	998,877	988,373	(10,503)
Operating expenses	934,861	917,851	(17,010)
Business expenses	282,607	268,765	(13,841)
Maintenance expenses	89,640	91,753	2,112
Overhead expenses	12,261	10,954	(1,306)
Administration	73,880	76,692	2,812
Experiment and research	19,535	13,770	(5,764)
Depreciation and amortization	121,321	121,910	589
Retirement of fixed assets	12,883	12,404	(479)
Access charges	310,403	310,103	(299)
Miscellaneous taxes	12,328	11,496	(832)
Operating income from telecommunications businesses	64,015	70,522	6,506
Supplementary businesses
Operating revenues	129,016	157,123	28,106
Operating expenses	125,470	150,297	24,827
Operating income from supplementary businesses	3,546	6,825	3,279
Operating income	67,562	77,348	9,786
Non-operating revenues:	30,727	29,588	(1,138)
Interest income	2,927	3,990	1,063
Dividends received	4,314	5,295	981
Lease and rental income	18,093	17,606	(487)
Miscellaneous income	5,392	2,696	(2,695)
Non-operating expenses:	26,457	29,112	2,654
Interest expenses	14,432	14,148	(284)
Lease and rental expenses	8,640	9,120	480
Miscellaneous expenses	3,385	5,844	2,458
Recurring profit	71,831	77,824	5,992
Special profits	69,060	11,349	(57,710)
Gains on liquidation of a subsidiary	22,327	5,728	(16,599)
Gains on sales of investment securities	43,754	—	(43,754)
Gains on sales of fixed assets	2,977	5,620	2,643
Special losses	46,103	28,484	(17,618)
Write-off of investments in affiliated companies	41,420	25,725	(15,695)
Loss on disposal of property, plant and equipment	2,407	—	(2,407)
Other	2,275	2,758	483
Income before Income taxes	94,788	60,689	(34,099)
Corporation, inhabitant, and enterprise taxes	(81,563)	27,854	109,418
Deferred tax expenses (benefits)	144,895	2,477	(142,418)
Net income	31,455	30,356	(1,099)
Unappropriated retained earnings brought forward	32,469	—	—
Unappropriated retained earnings for the year	63,925	—	—

Attachment 3

Non-Consolidated Statements of Changes in Shareholders' Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

(Year ended March 31, 2007)

	(Millions of yen)
	Shareholders' equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
		Capital surplus		Earned surplus		Total shareholders' equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
	Common stock	Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2006	211,650	119,149	119,149	63,925	63,925	394,724	34,531	34,531	429,256
Net change during the annual period
Issuance of stock	113	12,466	12,466			12,580			12,580
Cash dividends*				(8,700)	(8,700)	(8,700)			(8,700)
Bonuses paid to directors and corporate auditors*				(62)	(62)	(62)			(62)
Net income				30,356	30,356	30,356			30,356
Others, net							19,571	19,571	19,571

Total net change during the annual period	113	12,466	12,466	21,594	21,594	34,174	19,571	19,571	53,746

March 31, 2007	211,763	131,615	131,615	85,520	85,520	428,899	54,103	54,103	483,002

(*)	Items approved in the shareholders' meeting held in June 2006

Attachment 4

Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2006	Year ended March 31, 2007	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	472,774	462,926	(9,848)	(2.1)%
IP services revenues	303,845	319,747	15,902	5.2%
Open computer network services revenues*	138,218	142,216	3,998	2.9%
IP-Virtual private network services revenues*	68,748	67,832	(915)	(1.3)%
Wide-Area Ethernet services revenues*	43,516	50,256	6,740	15.5%
Data communications revenues (excluding IP services revenues)	176,907	160,920	(15,986)	(9.0)%
Leased circuit services revenues*	114,950	109,361	(5,588)	(4.9)%
Solution services revenues	139,094	165,860	26,766	19.2%
Others	35,272	36,042	769	2.2%

Total operating revenues	1,127,893	1,145,497	17,603	1.6%

*	Partial listing only

Attachment 5

Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2006	Year ended March 31, 2007	Increase (Decrease)
I. Cash flows from operating activities:
Income before income taxes	94,788	60,689	(34,099)
Depreciation and amortization	127,899	129,134	1,235
Loss on disposal of property, plant and equipment	10,545	10,540	(5)
Increase (decrease) in allowance for doubtful accounts	283	187	(96)
Increase (decrease) in liability for employees’ retirement benefits	(597)	9,771	10,369
Write-off of investments in affiliated companies	41,420	25,725	(15,695)
(Increase) decrease in accounts receivable	(578)	(43,257)	(42,679)
(Increase) decrease in inventories	2,048	576	(1,471)
Increase (decrease) in accounts payable and accrued expenses	(38,604)	24,807	63,411
Increase (decrease) in accrued consumption tax	2,987	4,474	1,487
Other	(54,986)	(1,793)	53,192

Sub-total	185,206	220,855	35,648
Interest and dividends received	6,738	9,755	3,016
Interest paid	(14,046)	(15,190)	(1,144)
Income taxes received (paid)	(42,588)	86,847	129,435

Net cash provided by (used in) operating activities	135,309	302,267	166,957

II. Cash flows from investing activities:
Payments for property, plant and equipment	(146,320)	(105,132)	41,187
Proceeds from sale of property, plant and equipment	8,724	2,038	(6,685)
Payments for purchase of investment securities	(5,128)	(16,504)	(11,375)
Proceeds from sale of investment securities	56,396	11,509	(44,887)
Payments for long-term loans	(30,188)	(2,304)	27,883
Proceeds from long-term loans receivable	24,060	112	(23,947)
(Increase) decrease in short-term loan	(647)	—	647
Other	(810)	(1,816)	(1,005)

Net cash provided by (used in) investing activities	(93,915)	(112,097)	(18,182)

III. Cash flows from financing activities:
Proceeds from issuance of long-term debt	80,188	2,304	(77,883)
Payments for settlement of long-term debt	(82,530)	(180,367)	(97,837)
Net increase (decrease) in short-term borrowings	(18,644)	—	18,644
Dividends paid	(8,700)	(8,700)	—

Net cash provided by (used in) financing activities	(29,685)	(186,762)	(157,076)

IV. Effect of exchange rate changes on cash and cash equivalents	(1)	12	14

V. Net increase (decrease) in cash and cash equivalents	11,707	3,419	(8,287)
VI. Cash and cash equivalents at beginning of period	61,084	72,791	11,707

VII. Cash and cash equivalents at end of period	72,791	76,211	3,419

Attachment 6

NTT Communications’ New Board of Directors

(subject to shareholders’ approval)

President and CEO

Hiromi Wasai

Senior Executive Vice Presidents

Masayuki Nomura

Akira Arima (Senior Vice President, Corporate Strategy Division, NTT)1

Masae Tamura (Executive Vice President)

Executive Vice President

Osamu Inoue

Senior Vice Presidents

Koichi Maeda

Sadao Maki

Mitsuo Murakami

Mikio Doi

Haruhiko Yamada

Toshimune Okihara

Hirotaka Tadakoshi (General Manager, Enterprise Sales Division III)

Yoshimasa Tokui (General Manager, Network Business Division)

Tetsuya Obata

Takao Nakajima

Statutory Auditors

Yutaka Yamaga2

Katsuhiko Fujiwara (Senior Research Fellow, InfoCom Research Inc.)2

Hideo Maekawa2

Outgoing Senior Executive Vice President

Masaki Mitsumura3

Outgoing Statutory Auditor

Kenichi Shiraishi

Outgoing Senior Vice President

Masanobu Suzuki4

Note 1:	Akira Arima will resign the position of Senior Vice President of NTT on June 28 to become Senior Executive Vice President of NTT Communications on the same day.

Note 2:	New Statutory Auditor Katsuhiko Fujiwara and current Statutory Auditors Yutaka Yamaga and Hideo Maekawa have been nominated as External Statutory Auditors.

Note 3:	The resignation of Senior Executive Vice President Masaki Mitsumura will become effective on June 20, 2007.

Note 4:	Masanobu Suzuki will resign the position of Senior Vice President at the end of the Eighth Annual General Shareholders’ Meeting on June 22, 2007, albeit will remain in a strategic advising capacity to the president.

NTT Communications Major Services

“Myline” carrier-selection services

	As of March 31, 2006	As of March 31, 2007
Myline registrations for inter-prefuctural long distance calls	25,873,000 (subscriber market share: 66.4%)	26,281,000 (subscriber market share: 71.7%)
Myline registrations for international calls	22,413,000 (subscriber market share: 63.5%)	23,324,000 (subscriber market share: 69.5%)

Traffic

	April 1, 2005 to March 31, 2006	April 1, 2006 to March 31, 2007
Traffic*
Number of calls	8.11 billion	**
Duration of calls	350 million hours	**

*	Calls for NTT Com’s specific numbers and inter-prefectural calls. Does not include free dial and interconnected calls.
**	Not yet available.

“OCN” Internet access services

	As of March 31, 2006	As of March 31, 2007
OCN service subscribers	5,286,000	6,091,000

Main network services for business customers

	As of March 31, 2006	As of March 31, 2007
Business customers of main network services	372,000	385,000
Leased circuits	35,000	31,000
Frame relay/Cell relay	31,000	27,000
IP-VPN	98,000	93,000
Group-VPN	17,000	35,000
OCN Internet access	163,000	169,000
Ethernet services (e-VLAN)	28,000	29,000

Data centers

	As of March 31, 2006	As of March 31, 2007
Co-location service users	480	520
Data centers*	67 in Japan 25 overseas	67 in Japan 25 overseas
Total size of domestic data centers	Approx. 58,000m2	Approx. 58,000m2

Note: Domestic centers are those that have applied for Information Security Management System approval.

May 11, 2007

Nippon Telegraph and Telephone Corporation

Supplementary Data for

Annual Results for Fiscal Year Ended March 31, 2007

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.

1.	Number of Subscribers

	(Thousands)
	A As of Mar. 31, 2006	B As of Mar. 31, 2007		C As of Mar. 31, 2008 (Forecast)
			Change		Change
			B-A		C-B
Telephone Subscriber Line	46,911	43,343	(3,568)	38,978	(4,365)
NTT East	23,109	21,392	(1,717)	19,152	(2,240)
NTT West	23,802	21,951	(1,851)	19,825	(2,125)
INS-Net	7,859	7,152	(707)	6,273	(879)
NTT East	4,111	3,726	(385)	3,266	(460)
NTT West	3,748	3,426	(323)	3,006	(419)
INS-Net 64	7,277	6,579	(698)	5,729	(850)
NTT East	3,743	3,363	(380)	2,904	(458)
NTT West	3,534	3,216	(318)	2,825	(391)
INS-Net 1500	58	57	(1)	54	(3)
NTT East	37	36	(0)	36	(0)
NTT West	21	21	(0)	18	(3)
Telephone Subscriber Line + INS-Net	54,770	50,495	(4,275)	45,250	(5,245)
NTT East	27,220	25,118	(2,102)	22,418	(2,700)
NTT West	27,550	25,376	(2,174)	22,832	(2,545)
FLET’S ISDN	616	486	(130)	371	(115)
NTT East	332	258	(74)	186	(72)
NTT West	284	228	(56)	185	(43)
FLET’S ADSL	5,682	5,323	(359)	4,423	(900)
NTT East	3,001	2,782	(218)	2,182	(600)
NTT West	2,682	2,541	(141)	2,241	(300)
B FLET’S	3,419	6,076	2,657	9,476	3,400
NTT East	1,889	3,399	1,510	5,399	2,000
NTT West	1,530	2,677	1,147	4,077	1,400
Optical IP Phone Services (“Hikari Phone”)	867	3,174	2,307	6,274	3,100
NTT East	471	1,705	1,234	3,505	1,800
NTT West	396	1,469	1,073	2,769	1,300
Conventional Leased Circuit	420	381	(39)	352	(29)
NTT East	215	193	(23)	171	(22)
NTT West	205	188	(16)	181	(7)
High Speed Digital	315	268	(48)	243	(25)
NTT East	175	148	(27)	133	(15)
NTT West	141	120	(21)	109	(10)
NTT Group Major ISPs	7,737	8,745	1,009	9,600	855
OCN*	5,286	6,091	805	6,800	709
Plala*	2,138	2,329	191	2,500	171
Cellular	51,144	52,621	1,477	53,890	1,269
FOMA*	23,463	35,529	12,066	44,420	8,891
i-mode	46,360	47,574	1,214	48,590	1,016
FOMA*	22,914	34,052	11,138	—	—
PHS	771	453	(318)	—	—

Notes :	1	No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).
	2	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).
	3	No. of B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.
	4	No. of Optical IP Phone Services is calculated by No. of thousand channels.
	5	NTT Group Major ISPs includes WAKWAK, InfoSphere, in addition to OCN and Plala.
	6	No. of communication module service subscribers is included in the No. of Cellular subscribers. Communication module service subscribers were 665,000 as of Mar. 31, 2006, 1,027,000 as of Mar. 31, 2007, and are forecasted to be 1,310,000 as of Mar. 31, 2008.

	*	Partial listing only.

2.	Number of Employees

	(Persons)
	A As of Mar. 31, 2006	B As of Mar. 31, 2007		C As of Mar. 31, 2008 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated	199,100	199,750	650	194,750	(5,000)

Core Group Companies
NTT (Holding)	2,750	2,900	150	2,900	0
NTT East	8,150	6,500	(1,650)	6,400	(100)
NTT West	12,250	5,800	(6,450)	5,750	(50)
NTT Communications	7,650	8,750	1,100	8,750	0
NTT DATA (Consolidated)	21,300	22,600	1,300	23,850	1,250
NTT DoCoMo (Consolidated)	21,650	21,600	(50)	21,300	(300)

(Reference) “Outsourcing Companies”
East Outsourcing Companies	45,400	42,600	(2,800)	38,650	(3,950)
West Outsourcing Companies	48,800	52,400	3,600	48,000	(4,400)

Notes :	1	Figures for NTT Consolidated do not include the No. of employees who retired or will retire at the end of a fiscal year and were rehired or will be rehired at the beginning of the next fiscal year.
	2	Figures for East Outsourcing Companies include the consolidated regional OS companies and companies in the administrative field, while figures for West Outsourcing Companies include the consolidated regional OS companies and companies in the facilities and equipment field, management and marketing field and administrative field. Figures for those companies include the No. of employees who retired or will retire at the end of a fiscal year and were rehired or will be rehired at the beginning of next fiscal year, as described below:
		– As of Mar. 31, 2006 (East Outsourcing Companies : 2,600 employees, West Outsourcing Companies : 2,400 employees)
		– As of Mar. 31, 2007 (East Outsourcing Companies : 2,050 employees, West Outsourcing Companies : 2,400 employees)
		– As of Mar. 31, 2008 (Forecast) (East Outsourcing Companies : 1,200 employees, West Outsourcing Companies : 1,600 employees)
	3	As part of the structural reform of West Outsourcing Companies in Jul. 1, 2006, 6,950 employees moved from NTT West to West Outsourcing Companies.

3.	Capital Investment

	(Billions of yen)
	A Year Ended Mar. 31, 2006	B Year Ended Mar. 31, 2007		C Year Ending Mar. 31, 2008 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated	2,191.9	2,236.9	44.9	2,090.0	(146.9)

Core Group Companies
NTT (Holding)	25.5	57.7	32.1	51.0	(6.7)
NTT East	422.2	435.9	13.7	440.0	4.1
NTT West	462.9	412.4	(50.5)	415.0	2.6
NTT Communications	145.6	100.5	(45.0)	110.0	9.5
NTT DATA (Consolidated)	112.1	139.5	27.4	158.0	18.5
NTT DoCoMo (Consolidated)	887.1	934.4	47.3	750.0	(184.4)

Details of Capital Investment
NTT (Holding)	25.5	57.7	32.1	51.0	(6.7)
R&D Facilities	22.8	53.7	30.8	48.0	(5.7)
Joint Facilities, etc.	2.7	4.0	1.2	3.0	(1.0)
NTT East	422.2	435.9	13.7	440.0	4.1
Expansion and Improvement	384.1	410.2	26.0	418.0	7.8
Voice Transmission	138.8	139.8	1.0	127.0	(12.8)
Data Transmission	42.8	47.8	4.9	56.0	8.2
Leased Circuit	202.3	221.9	19.6	234.0	12.1
Telegraph	0.1	0.6	0.4	1.0	0.4
R&D Facilities	3.6	2.9	(0.6)	4.0	1.1
Joint Facilities, etc.	34.3	22.7	(11.6)	18.0	(4.7)
NTT West	462.9	412.4	(50.5)	415.0	2.6
Expansion and Improvement	449.4	393.4	(55.9)	401.0	7.6
Voice Transmission	170.5	157.0	(13.4)	164.0	7.0
Data Transmission	75.4	38.9	(36.4)	44.0	5.1
Leased Circuit	203.2	196.9	(6.3)	192.0	(4.9)
Telegraph	0.1	0.4	0.2	1.0	0.6
R&D Facilities	1.1	1.5	0.3	3.0	1.5
Joint Facilities, etc.	12.3	17.3	5.0	11.0	(6.3)
NTT Communications	145.6	100.5	(45.0)	110.0	9.5
Expansion and Improvement	72.7	69.6	(3.0)	72.0	2.4
Voice Transmission	55.4	52.0	(3.4)	50.0	(2.0)
Data Transmission	13.2	14.4	1.2	17.0	2.6
Leased Circuit	4.0	3.1	(0.9)	5.0	1.9
R&D Facilities	43.1	0.5	(42.5)	3.0	2.5
Joint Facilities, etc.	29.7	30.3	0.5	35.0	4.7

Optical Access Network Investment
NTT East	175.0	196.0	21.0	Approx. 200.0	4.0
coverage rate (%)	86%	89%		90%
NTT West	174.0	160.0	(14.0)	Approx.170.0	10.0
coverage rate (%)	86%	87%		88%

Notes :	1	Figures for NTT East and NTT West include figures for Optical Access Network Investment.
	2	Figures for the capital investment in optical subscriber lines for NTT East and NTT West which were included in Voice Transmission have been recategorized under Leased Circuit, and the same adjustments have been made to figures for the year ended March 31, 2006.

4.	Financial Results and Forecasts (NTT Consolidated, NTT (Holding))

	(Billions of yen)
	A Year Ended Mar. 31, 2006	B Year Ended Mar. 31, 2007		C Year Ending Mar. 31, 2008 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated (US GAAP)
Operating Revenues	10,741.1	10,760.6	19.4	10,700.0	(60.6)
Fixed Voice Related Services	3,382.7	3,113.5	(269.2)	—	—
Mobile Voice Related Services	3,125.8	3,021.3	(104.5)	—	—
IP/Packet Communications Services	1,953.3	2,247.9	294.7	—	—
Sales of Telecommunications Equipment	592.2	583.3	(8.9)	—	—
System Integration	976.6	1,092.7	116.2	—	—
Other	710.6	701.7	(8.9)	—	—
Operating Expenses	9,550.4	9,653.5	103.1	9,590.0	(63.5)
Cost of Services (exclusive of items shown separately below)	2,297.3	2,325.7	28.4	—	—
Cost of equipment sold (exclusive of items shown separately below)	1,236.5	1,333.2	96.8	—	—
Cost of systems integration (exclusive of items shown separately below)	629.7	737.3	107.6	—	—
Depreciation and amortization	2,110.9	2,097.3	(13.6)	—	—
Impairment loss	6.1	3.6	(2.5)	—	—
Selling, general and administrative expenses	3,269.9	3,140.6	(129.4)	—	—
Write-down of goodwill and other intangible assets	—	15.8	15.8	—	—
Operating Income	1,190.7	1,107.0	(83.7)	1,110.0	3.0
Income before Income Taxes	1,305.9	1,138.0	(167.9)	1,110.0	(28.0)
Net Income	498.7	476.9	(21.8)	460.0	(16.9)
(Ref.) Details of “Cost of services,” “Cost of equipment sold,” “Cost of systems integration” and “Selling, general and administrative expenses”
Personnel	1,977.9	1,963.8	(14.1)	—	—
Cost of services and equipment sold, and selling, general and administrative expenses	5,050.5	5,161.7	111.2	—	—
Loss on disposal of property, plant and equipment	178.2	187.6	9.3	—	—
Other expenses	226.8	223.8	(3.0)	—	—
Total	7,433.4	7,536.8	103.4	—	—

NTT (Holding) (JPN GAAP)
Operating Revenues	339.3	359.9	20.5	381.0	21.0
Operating Expenses	170.6	162.1	(8.5)	173.0	10.8
Operating Income	168.7	197.8	29.1	208.0	10.1
Non-Operating Revenues	64.7	62.3	(2.3)	62.0	(0.3)
Non-Operating Expenses	61.5	54.0	(7.5)	57.0	2.9
Recurring Profit	171.9	206.2	34.3	213.0	6.7
Net Income	394.0	189.3	(204.6)	212.0	22.6

4.	Financial Results and Forecasts (NTT East, NTT West)

	(Billions of yen)
	A Year Ended Mar. 31, 2006	B Year Ended Mar. 31, 2007		C Year Ending Mar. 31, 2008 (Forecast)
			Change			Change
			B-A			C-B
NTT East (JPN GAAP)
Operating Revenues	2,125.3	2,061.3	(63.9)	2,000.0		(61.3)
Voice Transmission Services (excluding IP)	1,294.0	1,159.0	(135.0)	1,028.0		(131.0)
IP Services	270.7	359.4	88.6	478.0		118.5
Leased Circuit (excluding IP)	198.0	191.6	(6.4)	180.0		(11.6)
Telegraph	25.9	24.6	(1.2)	22.0		(2.6)
Others	178.8	173.0	(5.8)	292.0	*	(34.6)*
Supplementary Business	157.5	153.5	(3.9)
Operating Expenses	2,059.3	2,001.4	(57.9)	1,970.0		(31.4)
Personnel	163.3	123.4	(39.8)	115.0		(8.4)
Cost of services and equipment sold, and selling, general and administrative expenses	1,324.6	1,342.0	17.4	1,319.0		(23.0)
Depreciation and amortization	453.5	417.1	(36.3)	420.0		2.8
Loss on disposal of property, plant and equipment	41.2	43.2	2.0	41.0		(2.2)
Taxes and public dues	76.6	75.4	(1.1)	75.0		(0.4)
Operating Income	65.9	59.9	(6.0)	30.0		(29.9)
Non-Operating Revenues	63.2	70.4	7.1	56.0		(14.4)
Non-Operating Expenses	45.0	39.9	(5.0)	36.0		(3.9)
Recurring Profit	84.2	90.3	6.1	50.0		(40.3)
Net Income	51.2	84.3	33.0	42.0		(42.3)

NTT West (JPN GAAP)
Operating Revenues	2,029.6	1,951.5	(78.1)	1,939.0		(12.5)
Voice Transmission Services (excluding IP)	1,259.5	1,140.0	(119.4)	1,019.0		(121.0)
IP Services	229.5	304.9	75.3	406.0		101.0
Leased Circuit (excluding IP)	171.6	165.6	(6.0)	163.0		(2.6)
Telegraph	29.8	27.6	(2.1)	26.0		(1.6)
Others	169.7	156.8	(12.8)	325.0	*	11.8 *
Supplementary Business	169.2	156.3	(12.9)
Operating Expenses	1,997.5	1,931.0	(66.5)	1,936.0		4.9
Personnel	182.7	125.2	(57.4)	110.0		(15.2)
Cost of services and equipment sold, and selling, general and administrative expenses	1,269.5	1,247.7	(21.8)	1,273.0		25.2
Depreciation and amortization	425.1	443.9	18.7	433.0		(10.9)
Loss on disposal of property, plant and equipment	48.2	42.3	(5.8)	49.0		6.6
Taxes and public dues	71.9	71.6	(0.2)	71.0		(0.6)
Operating Income	32.0	20.4	(11.5)	3.0		(17.4)
Non-Operating Revenues	66.6	76.8	10.2	63.0		(13.8)
Non-Operating Expenses	42.1	43.3	1.1	46.0		2.6
Recurring Profit	56.5	54.0	(2.4)	20.0		(34.0)
Net Income	32.6	28.3	(4.3)	15.0		(13.3)

*	These forecast figures are the sum of Others and Supplementary Business.

Notes:	1	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the fiscal year ended Mar. 31, 2007 include monthly charges, call charges and interconnection charges of 739.8 billion yen, 151.5 billion yen and 181.7 billion yen for NTT East, and 724.8 billion yen, 146.4 billion yen, and 188.5 billion yen for NTT West, respectively.
	2	Operating Revenues from IP services of NTT East and NTT West for the fiscal year ended Mar. 31, 2007 include B FLET’S and Optical IP telephone (Hikari Phone) (including monthly charges, call charges and connection device charges) of 133.7 billion yen and 24.5 billion yen for NTT East, and 111.1 billion and 18.1 billion for NTT West, respectively. Additionally, Operating Revenues from IP services of NTT East and NTT West for the fiscal year ended Mar. 31, 2006 include B FLET’S and Hikari Phone (including monthly charges, call charges and connection device charges) of 70.4 billion yen and 3.5 billion yen for NTT East, and 62.0 billion and 1.7 billion for NTT West, respectively.
	-	B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.

.

4.	Financial Results and Forecasts (NTT Communications, NTT DATA, NTT DoCoMo)

	(Billions of yen)
	A Year Ended Mar. 31, 2006	B Year Ended Mar. 31, 2007		C Year Ending Mar. 31, 2008 (Forecast)
			Change		Change
			B-A		C-B
NTT Communications (JPN GAAP)
Operating Revenues	1,127.8	1,145.4	17.6	1,129.0	(16.4)
Voice Transmission Services (excluding IP)	472.7	462.9	(9.8)	439.0	(23.9)
IP Services	303.8	319.7	15.9	328.0	8.2
Data Transmission Services (excluding IP)	176.9	160.9	(15.9)	143.0	(17.9)
Leased Circuit	114.9	109.3	(5.5)	100.0	(9.3)
Solutions Business	139.0	165.8	26.7	189.0	23.1
Others	35.2	36.0	0.7	30.0	(6.0)
Operating Expenses	1,060.3	1,068.1	7.8	1,054.0	(14.1)
Personnel	84.9	91.9	6.9	96.0	4.0
Cost of services and equipment sold, and selling, general and administrative expenses	507.6	507.6	0.0	813.0 *	(11.4)*
Communication Network Charges	316.2	316.8	0.5
Depreciation and amortization	125.6	126.5	0.9	120.0	(6.5)
Loss on disposal of property, plant and equipment	13.0	13.0	0.0	13.0	(0.0)
Taxes and public dues	12.8	12.0	(0.7)	12.0	(0.0)
Operating Income	67.5	77.3	9.7	75.0	(2.3)
Non-Operating Revenues	30.7	29.5	(1.1)	28.0	(1.5)
Non-Operating Expenses	26.4	29.1	2.6	28.0	(1.1)
Recurring Profit	71.8	77.8	5.9	75.0	(2.8)
Net Income	31.4	30.3	(1.0)	40.0	9.6

NTT DATA Consolidated (JPN GAAP)
Operating Revenues	907.2	1,044.9	137.6	1,080.0	35.1
Systems Integration Business	720.0	830.7	110.6	860.0	29.3
Network System Services Business	62.1	69.0	6.9	71.0	2.0
Others	210.7	236.5	25.7	242.0	5.5
Elimination or corporate	(85.7)	(91.5)	(5.7)	(93.0)	(1.5)
Cost of Sales	682.2	786.3	104.1	812.0	25.7
Gross Profit	225.0	258.5	33.5	268.0	9.5
Selling and General Expense	178.1	168.3	(9.8)	173.0	4.7
Operating Income	46.8	90.2	43.3	95.0	4.8
Non-Operating Income (loss)	(4.8)	(4.4)	0.3	(4.0)	0.4
Recurring Profit	42.0	85.7	43.7	91.0	5.3
Net Income	28.1	50.6	22.4	51.0	0.4

NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	4,765.9	4,788.1	22.2	4,728.0	(60.1)
Wireless Services	4,295.9	4,314.1	18.3	4,250.0	(64.1)
Cellular Services	4,158.1	4,182.6	24.5	4,118.0	(64.6)
Voice	3,038.7	2,940.4	(98.3)	2,761.0	(179.4)
Packet Communications	1,119.5	1,242.2	122.8	1,357.0	114.8
PHS	40.9	23.0	(17.9)	9.0	(14.0)
Others	96.8	108.5	11.8	123.0	14.5
Equipment sales	470.0	474.0	3.9	478.0	4.0
Operating Expenses	3,933.2	4,014.6	81.3	3,948.0	(66.6)
Personnel	250.3	254.3	4.0	253.0	(1.3)
Cost of services and equipment sold, and selling, general and administrative expenses	2,484.8	2,549.3	64.5	2,490.0	(59.3)
Depreciation and amortization	738.1	745.3	7.2	753.0	7.7
Loss on disposal of property, plant and equipment	54.7	73.1	18.4	64.0	(9.1)
Communication Network Charges	368.5	356.1	(12.4)	349.0	(7.1)
Taxes and public dues	36.7	36.4	(0.4)	39.0	2.6
Operating Income	832.6	773.5	(59.1)	780.0	6.5
Non-Operating Income (loss)	119.7	(0.6)	(120.2)	8.0	8.6
Income before Tax	952.3	772.9	(179.4)	788.0	15.1
Net Income	610.5	457.3	(153.2)	476.0	18.7

* These forecast figures are the sum of Cost of services and equipment sold, and selling, general and administrative expenses and Communication Network Charges.

Note:	1	Operating Revenues from Voice Transmission (excluding IP) of NTT Communications for the fiscal year ended Mar. 31, 2007 include revenues from telephone subscriber lines (255.4 billion yen). Operating Revenues from IP services include revenues from OCN (142.2 billion yen), IP-VPN (67.8 billion yen) and e-VLAN (50.2 billion yen). Operating Revenue from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (17.1 billion yen) and Operating Revenues from Leased Circuit include revenues from conventional leased circuits (9.6 billion yen) and high-speed digital (51.4 billion yen).
	2	Depreciation and Amortization of NTT DoCoMo includes the amount of Impairment Loss for assets of the PHS business, which was described as “impairment loss” independently.

5.	Average monthly revenue per unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per telephone user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and B FLET’s, by the No. of active subscribers to the relevant services.

In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services (the calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges).

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers and the impact of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	1st Quarter Ended Jun. 30, 2006 (From Apr. to Jun., 2006)	2nd Quarter Ended Sept. 30, 2006 (From Jul. to Sept., 2006)	3rd Quarter Ended Dec. 31, 2006 (From Oct. to Dec., 2006)	4th Quarter Ended Mar. 31, 2007 (From Jan. to Mar., 2007)	Year Ended Mar. 31, 2006	Year Ended Mar. 31, 2007	Year Ending Mar. 31, 2008 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line +INS-NET Subscriber Line)	3,180	3,180	3,190	3,130	3,190	3,170	3,120
Telephone Subscriber Lines ARPU	2,770	2,770	2,780	2,740	2,780	2,760	2,730
INS-NET Subscriber Lines ARPU	5,480	5,480	5,510	5,400	5,530	5,470	5,380
B FLET’S ARPU	4,780	5,010	5,140	5,190	4,650	5,050	5,240

NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line +INS-NET Subscriber Line)	3,020	3,030	3,030	2,980	3,050	3,020	2,970
Telephone Subscriber Lines ARPU	2,660	2,670	2,670	2,630	2,680	2,660	2,620
INS-NET Subscriber Lines ARPU	5,330	5,320	5,330	5,240	5,380	5,310	5,220
B FLET’S ARPU	4,900	5,060	5,190	5,260	4,890	5,120	5,470

NTT DoCoMo
Cellular Aggregate ARPU (FOMA+mova)	6,900	6,720	6,670	6,530	6,910	6,700	6,480
Voice ARPU (FOMA+mova)	4,930	4,740	4,660	4,450	5,030	4,690	4,330
Packet ARPU (FOMA+mova)	1,970	1,980	2,010	2,080	1,880	2,010	2,150
i-mode ARPU (FOMA+mova)*	1,950	1,960	1,990	2,060	1,870	1,990	2,130
ARPU generated purely from i-mode (FOMA+mova)	2,120	2,140	2,160	2,240	2,040	2,160	2,310
Cellular Aggregate ARPU (FOMA)	8,300	7,970	7,780	7,500	8,700	7,860	7,150
Voice ARPU (FOMA)	5,420	5,180	5,030	4,770	5,680	5,070	4,540
Packet ARPU (FOMA)	2,880	2,790	2,750	2,730	3,020	2,790	2,610
i-mode ARPU (FOMA)*	2,840	2,760	2,720	2,700	2,980	2,750	2,570
ARPU generated purely from i-mode (FOMA)	2,910	2,840	2,800	2,790	3,040	2,830	2,680
Cellular Aggregate ARPU (mova)	5,540	5,240	5,070	4,720	5,970	5,180	4,370
Voice ARPU (mova)	4,460	4,220	4,130	3,860	4,680	4,190	3,650
i-mode ARPU (mova)	1,080	1,020	940	860	1,290	990	720
ARPU generated purely from i-mode (mova)	1,260	1,190	1,110	1,040	1,460	1,160	890

* Partial listing only.
Notes :	1	We separately compute the following 4 categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures:

•      Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenue from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

•      Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

•      INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

•      B FLET’S ARPU: Calculated based on revenues from B FLET’S and revenues from monthly charges, call charges and connection device charges for Hikari Phone, both of which are included in operating revenues from IP Services.

– B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.
	2	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines +INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and B FLET’s ARPU.
	3	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines +INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, No. of subscribers is determined using the No. of lines for each service.
	4	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
	5	For purposes of calculating B FLET’s ARPU, No. of subscribers is determined based on the No. of B FLET’s subscribers, including FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.
	6	We compute ARPU for our cellular business using 3 aggregate measures:
• Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

–     Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). i-mode ARPU (FOMA+mova) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

• Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

–     Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

• Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).

–     Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

	7	We show ARPU for our i-mode using two aggregate measures:

–       i-mode ARPU is based on the No. of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.

–       ARPU generated purely from i-mode is based on the No. of active subscribers to the i-mode service only.

	8	Communications module service subscribers and the revenues therefrom are not included in the calculations of cellular ARPU.
	9	No. of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

–       1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

–       2Q Results: Sum of No. of active subscribers** for each month from Jul. to Sept.

–       3Q Results: Sum of No. of active subscribers** for each month from Oct. to Dec.

–       Nine Months Results: Sum of No. of active subscribers** for each month from Apr. to Dec.

–       FY Results : Sum of No. of active subscribers** for each month from Apr. to Mar.

–       FY Forecast : the average expected active No. of subscribers (No. of subscribers at end of Mar. + No. of expected subscribers at end of the following Mar.)/2×12

	10	No. of active subscribers used in the ARPU calculation of NTT DoCoMo are as below.

–       1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

–       2Q Results: Sum of No. of active subscribers** for each month from Jul. to Sept.

–       3Q Results: Sum of No. of active subscribers** for each month from Oct. to Dec.

–       Nine Months Results: Sum of No. of active subscribers** for each month from Apr. to Dec.

–       FY Results/FY Forecast : Sum of No. of active subscribers** for each month from Apr. to Mar.

**     active subscribers = (No. of subscribers at end of previous month + No. of expected subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2006		As of Mar. 31, 2007		As of Mar. 31, 2008 (Forecast)

Interest-Bearing Liabilities		5,296.2		4,770.8		4,700.0

7. Indices (Consolidated)
	Year Ended Mar. 31, 2006		Year Ended Mar. 31, 2007		Year Ending Mar. 31, 2008 (Forecast)
Operating Income	1,190.7	billion yen	1,107.0	billion yen	1,110.0	billion yen
EBITDA Margin	32.1%		31.0%		31.1%
Operating FCF	1,250.7	billion yen	1,103.7	billion yen	1,233.0	billion yen
ROCE	5.8%		5.4%		5.4%
Note : The reconciliation of Indices are as follows.

	Year Ended Mar. 31, 2006		Year Ended Mar. 31, 2007		Year Ending Mar. 31, 2008 (Forecast)
EBITDA Margin [(c/d)X100]	32.1%		31.0%		31.1%
a Operating Income	1,190.7	billion yen	1,107.0	billion yen	1,110.0	billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,251.9	billion yen	2,233.5	billion yen	2,213.0	billion yen
c EBITDA (a+b)	3,442.6	billion yen	3,340.5	billion yen	3,323.0	billion yen
d Operating Revenues	10,741.1	billion yen	10,760.6	billion yen	10,700.0	billion yen
Operating FCF [(c-d)]	1,250.7	billion yen	1,103.7	billion yen	1,233.0	billion yen
a Operating Income	1,190.7	billion yen	1,107.0	billion yen	1,110.0	billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,251.9	billion yen	2,233.5	billion yen	2,213.0	billion yen
c EBITDA (a+b)	3,442.6	billion yen	3,340.5	billion yen	3,323.0	billion yen
d Capital Investment	2,191.9	billion yen	2,236.9	billion yen	2,090.0	billion yen

ROCE [(b/c)X100]	5.8%		5.4%		5.4%
a Operating Income	1,190.7	billion yen	1,107.0	billion yen	1,110.0	billion yen
(Normal Statutory Tax Rate)	41%		41%		41%
b Operating Income X (1-Normal Statutory Tax Rate)	703.6	billion yen	654.0	billion yen	654.9	billion yen
c Operating Capital Employed	12,185.1	billion yen	12,009.6	billion yen	12,079.7	billion yen

Note:	Figures for consolidated capital investment are the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2006	Year Ended Mar. 31, 2007
NTT Consolidated Capital Investment	2,191.9	2,236.9
Payments for property, plant and equipment	1,696.3	1,608.5
Acquisition of intangible and other assets	463.3	619.9
Other differences	32.3	8.5